05053275

OMB APPROVAL
OMB NUMBER: 3235-0327
Expires January 31, 2005
Estimated average burden hours per response... 0.10

UNITED STATES
Securities and Exchange Commission
Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

KeySpan Corporation
Exact name of registrant as specified in charter

0001062379
Registrant CIK Number

Form U-5S FOR 12/31/04
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

030-00344
SEC file number, if available

Name of Person Filing the Document (If other than the Registrant)

SIGNATURES

Filings Made By Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Brooklyn, State of New York.

KEYSPAN CORPORATION
Registrant

BY: [signature]

Lenore F. Puleo
Executive Vice President

KEYSPAN CORPORATION AND SUBSIDIARIES
Consolidating Balance Sheet
December 31, 2004

($ in thousands)	Keyspan Corporation	KeySpan Exploration and Production, LLC	KeySpan Generation Services, LLC (Consolidated) (Page F-3)	KeySpan Insurance Company	KeySpan Corporate Services, LLC	KeySpan Gas East Corporation	KeySpan Engineering & Survey, Inc.	KeySpan New England, LLC (Consolidated) (Page F-7)	KeySpan Utility Services, LLC	KeySpan Ravenswood, LLC	KeySpan Electrical Services, LLC	KeySpan Energy Trading Services, LLC	VIE	KeySpan Energy Corp. (Consolidated) (Page F-5)	Consolidation Adjustments	Combined	Eliminations	KeySpan Corporation (consolidated)
ASSETS																		
Current Assets																		
Cash and temporary cash investments	580,712	288	-	812	-	(894)	-	(3,854)	-	3	-	-	-	344,906	-	921,973	-	921,973
Customer accounts receivable (less reserve)	757	1,178	9,195	-	9,943	124,417	143	275,974	468	48,291	50,254	3,398	-	304,110	(107,470)	720,658	-	720,658
Receivables from associated companies	1,014,261	-	15,467	858	225,485	4,406	28,915	26,298	32,961	4,152	21,786	1,868	-	149,470	-	1,525,927	1,525,927	-
Unbilled revenue	-	-	27,390	410	-	99,200	-	141,584	-	4,223	46,422	5,747	-	298,656	(32,238)	591,394	-	591,394
Gas in storage, at average cost	-	-	-	-	-	118,429	-	162,391	-	-	-	-	-	234,639	-	515,459	-	515,459
Material and supplies, at average cost	-	-	34,043	-	-	8,127	-	3,795	-	-	20,384	-	-	58,500	(1,373)	123,476	-	123,476
Other	4,496	-	30	57,740	4,052	19,897	59	540	26	21,059	29	1	-	56,362	(1,552)	162,739	-	162,739
Assets of discontinued operations	-	-	-	-	-	-	-	-	-	-	-	-	-	-	42,923	42,923	-	42,923
Total Current Assets	1,600,226	1,466	86,125	59,820	239,480	373,582	29,117	606,728	33,455	77,728	138,875	11,014	-	1,446,643	(99,710)	4,604,549	1,525,927	3,078,622
Property																		
Total utility plant	13	99,388	1,499,287	-	292,946	1,998,525	539	2,290,902	155	350,626	66,496	664	422,134	2,860,847	(23,568)	9,858,954	-	9,858,954
Property of discontinued operations	-	-	-	-	-	-	-	-	-	-	-	-	-	-	8,743	8,743	-	8,743
Accumulated depreciation	-	(97,475)	(817,355)	-	(102,577)	(381,687)	24	(873,945)	(5)	(37,544)	(13,746)	(133)	(82,575)	(899,665)	506,910	(2,799,773)	-	(2,799,773)
Net Property	13	1,913	681,932	-	190,369	1,616,838	563	1,416,957	150	313,082	52,750	531	339,559	1,961,182	492,085	7,067,924	-	7,067,924
Deferred Charges																		
Regulatory Assets	-	-	1,718	-	-	207,017	-	143,542	-	-	-	-	-	203,137	-	555,414	-	555,414
Goodwill, net of amortizations	155,593	-	-	-	-	-	-	1,373,438	-	-	-	-	-	77,754	70,816	1,677,601	-	1,677,601
Long term receivable from associated companies	1,513,816	-	-	-	-	-	-	-	-	-	-	-	-	-	-	1,513,816	1,513,816	-
Other	225,707	-	99,743	-	6	14,376	540	36,987	-	4,673	260,308	-	-	(27,992)	97,348	711,676	-	711,676
Total Deferred Charges	1,895,116	-	101,461	-	6	221,393	540	1,553,947	-	4,673	260,308	-	-	252,899	168,164	4,458,507	1,513,816	2,944,691
Property	101,677	-	199	-	6,882	2,039	-	24,274	-	-	-	-	-	134,573	2,455	272,099	794	271,305
Equity Investments & Other	4,420,021	-	-	-	-	-	-	(2)	-	-	-	-	-	680	(9,612)	4,411,087	4,409,499	1,588
TOTAL ASSETS	8,017,053	3,379	869,717	59,820	436,737	2,213,852	30,220	3,601,904	33,605	395,483	451,933	11,545	339,559	3,795,977	553,382	20,814,166	7,450,036	13,364,130

KEYSPAN CORPORATION AND SUBSIDIARIES
Consolidating Balance Sheet
December 31, 2004

($ in thousands)	Keyspan Corporation	KeySpan Exploration and Production, LLC	KeySpan Generation Services, LLC (Consolidated) (Page F-3)	KeySpan Insurance Company	KeySpan Corporate Services, LLC	KeySpan Gas East Corporation	KeySpan Engineering & Survey, Inc.	KeySpan New England, LLC (Consolidated) (Page F-7)	KeySpan Utility Services, LLC	KeySpan Ravenswood, LLC	KeySpan Electrical Services, LLC	KeySpan Energy Trading Services, LLC	VIE	KeySpan Energy Corp. (Consolidated) (Page F-5)	Consolidation Adjustments	Combined	Eliminations	KeySpan Corporation (consolidated)
LIABILITIES AND CAPITALIZATION																		
Current Liabilities																		
Current maturities of long-term debt and capital leases	-	-	-	-	-	-	-	16,103	-	-	-	-	-	-	-	16,103	-	16,103
Current redemption requirements of preferred stock	55,300	-	-	-	-	-	-	-	-	-	-	-	-	-	-	55,300	-	55,300
Accounts payable and accrued expenses	49,994	1,772	31,650	-	74,600	188,119	13,639	171,555	10,848	35,009	42,602	7,072	-	336,040	(56,250)	906,650	-	906,650
Accounts payable to associated companies	95,116	4,230	18,815	-	(59,598)	105,751	21,139	466,419	10,400	(28,564)	244,344	(14,456)	-	653,726	(6,395)	1,510,927	1,510,927	-
Commercial paper	912,246	-	-	-	-	-	-	-	-	-	-	-	-	-	-	912,246	-	912,246
Dividends payable	74,059	-	-	-	-	-	-	-	-	-	-	-	-	-	-	74,059	-	74,059
Taxes accrued	89,848	-	28,072	-	13,091	19,729	379	(1,861)	(478)	15,635	(2,231)	431	-	433	(1,219)	161,629	-	161,629
Customer deposits	-	-	-	-	-	6,715	-	1,933	-	-	-	-	-	34,614	-	43,262	-	43,262
Interest accrued	21,255	-	571	-	-	16,969	-	6,255	-	-	-	-	-	3,772	-	48,822	-	48,822
Liabilities of discontinued operations	-	-	-	-	-	-	-	-	-	-	-	-	-	-	64,245	64,245	-	64,245
Total Current Liabilites	1,297,618	6,002	79,108	-	28,093	337,283	35,157	660,404	20,770	22,080	284,715	(6,953)	-	1,028,585	381	3,793,243	1,510,927	2,282,316
Deferred Credits and Other Liabilities																		
Regulatory liabilities	-	-	-	-	-	2,296	-	11,202	-	-	-	-	-	60,465	496,482	570,445	-	570,445
Deferred income tax	(83,214)	(2,401)	(2,965)	-	15,361	298,063	(5,930)	365,992	4,486	188,044	45,790	3,193	(39,825)	338,691	(1,156)	1,124,129	-	1,124,129
Postretirement benefits and other reserves	488,586	1,246	18,787	51,820	467	106,428	-	92,388	-	19,194	4,500	1,974	-	115,840	(12)	901,318	-	901,318
Other	45,935	-	4,090	-	2,607	3,280	-	30,588	-	8,060	-	-	-	44,675	(86)	139,149	-	139,149
Total Deferred Credits and Other Liabilities	451,307	(1,155)	19,912	51,820	18,435	410,067	(5,930)	500,170	4,486	215,298	50,290	5,167	(39,825)	559,771	495,228	2,735,041	-	2,735,041
Capitalization																		
Common stock	3,501,950	37,649	295,049	8,000	34,930	582,862	540	1,257,450	(2,206)	115,514	23,652	7,444	-	641,555	-	6,504,389	3,002,439	3,501,950
Retained earnings	734,423	(39,117)	79,554	-	6,677	259,368	453	293,122	429	42,186	53,809	1,811	(45,616)	754,814	58,118	2,200,031	1,407,854	792,177
Other comprehensive income	3,589	-	(350)	-	558	(26,632)	-	(13,973)	-	405	-	(781)	-	(17,046)	(106)	(54,336)	-	(54,336)
Treasury stock purchased	(345,081)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(345,081)	-	(345,081)
Total common equity	3,894,881	(1,468)	374,253	8,000	42,165	815,598	993	1,536,599	(1,777)	158,105	77,461	8,474	(45,616)	1,379,323	58,012	8,305,003	4,410,293	3,894,710
Preferred stock	19,700	-	-	-	-	-	-	-	-	-	-	-	-	-	-	19,700	-	19,700
Intercompany long-term debt	-	-	207,168	-	348,044	125,904	-	604,000	10,126	-	39,467	4,857	-	189,250	-	1,528,816	1,528,816	-
Long-term debt	2,353,547	-	189,276	-	-	525,000	-	300,731	-	-	-	-	412,250	638,164	(239)	4,418,729	-	4,418,729
Total Capitalization	6,268,128	(1,468)	770,697	8,000	390,209	1,466,502	993	2,441,330	8,349	158,105	116,928	13,331	366,634	2,206,737	57,773	14,272,248	5,939,109	8,333,139
Minority Interest in Subsidiary Companies	-	-	-	-	-	-	-	-	-	-	-	-	12,750	884	-	13,634	-	13,634
TOTAL LIABILITIES AND CAPITALIZATION	8,017,053	3,379	869,717	59,820	436,737	2,213,852	30,220	3,601,904	33,605	395,483	451,933	11,545	339,559	3,795,977	553,382	20,814,166	7,450,036	13,364,130

KEYSPAN CORPORATION AND SUBSIDIARIES
Consolidating Balance Sheet
December 31, 2004

($ in thousands)	KeySpan Generation, LLC	Glenwood	Port Jefferson	Combined	Eliminations	KeySpan Generation, LLC (consolidated)
ASSETS						
Current Assets						
Cash and temporary cash investments	-	-	-	-	-	-
Customer accounts receivable (less reserve)	6,672	1,214	1,309	9,195	-	9,195
Receivables from associated companies	15,258	108	101	15,467	-	15,467
Unbilled revenue	26,738	347	305	27,390	-	27,390
Gas in storage, at average cost	-	-	-	-	-	-
Material and supplies, at average cost	33,957	40	46	34,043	-	34,043
Other	30	-	-	30	-	30
Assets of discontinued operations	-	-	-	-	-	-
Total Current Assets	82,655	1,709	1,761	86,125	-	86,125
Property						
Total utility plant	1,300,435	94,367	104,485	1,499,287	-	1,499,287
Property of discontinued operations	-	-	-	-	-	-
Accumulated depreciation	(796,924)	(9,789)	(10,642)	(817,355)	-	(817,355)
Net Property	503,511	84,578	93,843	681,932	-	681,932
Deferred Charges						
Regulatory Assets	1,718	-	-	1,718	-	1,718
Goodwill, net of amortizations	-	-	-	-	-	-
Long term receivable from associated companies	-	-	-	-	-	-
Other	99,743	-	-	99,743	-	99,743
Total Deferred Charges	101,461	-	-	101,461	-	101,461
Property	199	-	-	199	-	199
Equity Investments & Other	49,631	-	-	49,631	49,631	-
TOTAL ASSETS	737,457	86,287	95,604	919,348	49,631	869,717

KEYSPAN CORPORATION AND SUBSIDIARIES
Consolidating Balance Sheet
December 31, 2004

($ in thousands)	KeySpan Generation, LLC	Glenwood	Port Jefferson	Combined	Eliminations	KeySpan Generation, LLC (consolidated)
LIABILITIES AND CAPITALIZATION						
Current Liabilities						
Current maturities of long-term debt and capital leases	-	-	-	-	-	-
Accounts payable and accrued expenses	31,667	(22)	5	31,650	-	31,650
Accounts payable to associated companies	24,786	3,844	(9,815)	18,815	-	18,815
Commercial paper	-	-	-	-	-	-
Dividends payable	-	-	-	-	-	-
Taxes accrued	25,208	1,486	1,378	28,072	-	28,072
Customer deposits	-	-	-	-	-	-
Interest accrued	10	233	328	571	-	571
Liabilities of discontinued operations	-	-	-	-	-	-
Total Current Liabilites	81,671	5,541	(8,104)	79,108	-	79,108
Deferred Credits and Other Liabilities						
Regulatory liabilities	-	-	-	-	-	-
Deferred income tax	404	(1,992)	(1,377)	(2,965)	-	(2,965)
Postretirement benefits and other reserves	9,370	5,276	4,141	18,787	-	18,787
Other	220	1,984	1,886	4,090	-	4,090
Total Deferred Credits and Other Liabilities	9,994	5,268	4,650	19,912	-	19,912
Capitalization						
Common stock	295,049	28,498	17,761	341,308	46,259	295,049
Retained earnings	79,554	(4,757)	8,129	82,926	3,372	79,554
Other comprehensive income	-	(175)	(175)	(350)	-	(350)
Treasury stock purchased	-	-	-	-	-	-
Total common equity	374,603	23,566	25,715	423,884	49,631	374,253
Preferred stock	-	-	-	-	-	-
Intercompany long-term debt	207,168	-	-	207,168	-	207,168
Long-term debt	64,021	51,912	73,343	189,276	-	189,276
Total Capitalization	645,792	75,478	99,058	820,328	49,631	770,697
Minority Interest in Subsidiary Companies	-	-	-	-	-	-
TOTAL LIABILITIES AND CAPITALIZATION	737,457	86,287	95,604	919,348	49,631	869,717

KEYSPAN CORPORATION AND SUBSIDIARIES
Consolidating Balance Sheet
December 31, 2004

($ in thousands)	KeySpan Energy Corporation	KeySpan Energy Development Corporation (consolidated) (Page F-9)	Island Energy Services Company, Inc.	GEI Development Corp.	The Brooklyn Union Gas Company (consolidated) (Page F-11)	KeySpan Ravenswood Services Corp.	KeySpan Services, Inc. (consolidated) (Page F-33)	KeySpan Technologies Inc.	Marguez	KeySpan MHK, Inc.	Combined	Eliminations	KeySpan Energy Corporation (consolidated)
ASSETS													
Current Assets													
Cash and temporary cash investments	-	347,166	-	313	(1,505)	-	(1,072)	-	4	-	344,906	-	344,906
Customer accounts receivable (less reserve)	10	8,928	-	-	134,094	8,102	153,879	(898)	-	(5)	304,110	-	304,110
Receivables from associated companies	-	878	93	-	12,022	29,916	112,257	290	-	1	155,457	5,987	149,470
Unbilled revenue	-	-	-	-	231,830	8,360	58,466	-	-	-	298,656	-	298,656
Gas in storage, at average cost	-	-	-	-	234,639	-	-	-	-	-	234,639	-	234,639
Material and supplies, at average cost	-	39	-	-	8,864	43,721	5,876	-	-	-	58,500	-	58,500
Other	-	671	-	-	49,949	162	5,579	-	1	-	56,362	-	56,362
Assets of discontinued operations	-	-	-	-	-	-	-	-	-	-	-	-	-
Total Current Assets	10	357,682	93	313	669,893	90,261	334,985	(608)	5	(4)	1,452,630	5,987	1,446,643
Property													
Total utility plant	-	201,699	-	-	2,546,474	330	112,283	-	-	61	2,860,847	-	2,860,847
Property of discontinued operations	-	-	-	-	-	-	-	-	-	-	-	-	-
Accumulated depreciation	-	(26,357)	-	-	(831,059)	(70)	(42,129)	-	-	(50)	(899,665)	-	(899,665)
Net Property	-	175,342	-	-	1,715,415	260	70,154	-	-	11	1,961,182	-	1,961,182
Deferred Charges													
Regulatory Assets	-	-	-	-	203,137	-	-	-	-	-	203,137	-	203,137
Goodwill, net of amortizations	-	10,708	-	-	1,264	-	65,782	-	-	-	77,754	-	77,754
Long term receivable from associated companies	-	-	-	-	-	-	-	-	-	-	-	-	-
Other	-	1,022	-	-	56,872	-	(85,886)	-	-	-	(27,992)	-	(27,992)
Total Deferred Charges	-	11,730	-	-	261,273	-	(20,104)	-	-	-	252,899	-	252,899
Property	-	70,757	-	-	66,281	-	(2,465)	-	-	-	134,573	-	134,573
Equity Investments & Other	1,687,213	-	-	-	-	-	-	-	-	-	1,687,213	1,686,533	680
TOTAL ASSETS	1,687,223	615,511	93	313	2,712,862	90,521	382,570	(608)	5	7	5,488,497	1,692,520	3,795,977

KEYSPAN CORPORATION AND SUBSIDIARIES
Consolidating Balance Sheet
December 31, 2004

($ in thousands)	KeySpan Energy Corporation	KeySpan Energy Development Corporation (consolidated) (Page F-9)	Island Energy Services Company, Inc.	GEI Development Corp.	The Brooklyn Union Gas Company (consolidated) (Page F-11)	KeySpan Ravenswood Services Corp.	KeySpan Services, Inc. (consolidated) (Page F-33)	KeySpan Technologies Inc.	Marguez	KeySpan MHK, Inc.	Combined	Eliminations	KeySpan Energy Corporation (consolidated)
LIABILITIES AND CAPITALIZATION													
Current Liabilities													
Current maturities of long-term debt and capital leases	-	-	-	-	-	-	-	-	-	-	-	-	-
Accounts payable and accrued expenses	646	21,821	-	404	188,286	13,452	110,161	1,264	-	6	336,040	-	336,040
Accounts payable to associated companies	278,403	(296,904)	-	3,217	408,650	88,350	166,363	5,455	6,638	(459)	659,713	5,987	653,726
Commercial paper	-	-	-	-	-	-	-	-	-	-	-	-	-
Dividends payable	-	-	-	-	-	-	-	-	-	-	-	-	-
Taxes accrued	649	7,067	-	-	10,881	113	(18,277)	-	-	-	433	-	433
Customer deposits	-	-	-	-	34,604	-	10	-	-	-	34,614	-	34,614
Interest accrued	-	-	-	-	3,772	-	-	-	-	-	3,772	-	3,772
Liabilities of discontinued operations	-	-	-	-	-	-	-	-	-	-	-	-	-
Total Current Liabilites	279,698	(268,016)	-	3,621	646,193	101,915	258,257	6,719	6,638	(453)	1,034,572	5,987	1,028,585
Deferred Credits and Other Liabilities													
Regulatory liabilities	-	-	-	-	60,465	-	-	-	-	-	60,465	-	60,465
Deferred income tax	(679)	18,908	-	296	333,233	(7,893)	(4,647)	(529)	-	2	338,691	-	338,691
Postretirement benefits and other reserves	-	6,544	-	-	101,790	-	7,606	-	-	-	115,940	-	115,940
Other	1,199	880	-	-	14,248	-	28,348	-	-	-	44,675	-	44,675
Total Deferred Credits and Other Liabilities	520	26,332	-	296	509,736	(7,893)	31,307	(529)	-	2	559,771	-	559,771
Capitalization													
Common stock	641,562	562,134	713	6,858	472,627	2,340	196,847	6,011	20	21,884	1,910,996	1,269,441	641,555
Retained earnings	764,763	273,925	(620)	(10,462)	461,873	(2,534)	(274,151)	(12,809)	(6,653)	(21,426)	1,171,906	417,092	754,814
Other comprehensive income	-	3,932	-	-	(15,493)	(3,307)	(2,178)	-	-	-	(17,046)	-	(17,046)
Treasury stock purchased	-	-	-	-	-	-	-	-	-	-	-	-	-
Total common equity	1,406,325	839,991	93	(3,604)	919,007	(3,501)	(79,482)	(6,798)	(6,633)	458	3,065,856	1,686,533	1,379,323
Preferred stock	-	-	-	-	-	-	-	-	-	-	-	-	-
Intercompany long-term debt	-	17,000	-	-	-	-	172,250	-	-	-	189,250	-	189,250
Long-term debt	-	-	-	-	637,926	-	238	-	-	-	638,164	-	638,164
Total Capitalization	1,406,325	856,991	93	(3,604)	1,556,933	(3,501)	93,006	(6,798)	(6,633)	458	3,893,270	1,686,533	2,206,737
Minority Interest in Subsidiary Companies	680	204	-	-	-	-	-	-	-	-	884	-	884
TOTAL LIABILITIES AND CAPITALIZATION	1,687,223	615,511	93	313	2,712,862	90,521	382,570	(608)	5	7	5,488,497	1,692,520	3,795,977

KEYSPAN CORPORATION AND SUBSIDIARIES
Consolidating Balance Sheet
December 31, 2004

($ in thousands)	KeySpan New England, LLC	Energy North Natural Gas, Inc.	Boston Gas Company	Colonial Gas Company	Essex Gas Company	Eastern Associated Securities Corp.	Eastern Energy Systems Corp.	Eastern Rivermoore Company, Inc.	Eastern Urban Services, Inc.	Mystic Steamship Corporation	PCC Land Company, Inc.	Philadelphia Coke co., Inc.	Transgas Inc.	Combined	Eliminations	KeySpan New England, LLC (consolidated)
ASSETS																
Current Assets																
Cash and temporary cash investments	1	-	(5,720)	-	-	-	-	-	-	-	-	-	1,865	(3,854)	-	(3,854)
Customer accounts receivable (less reserve)	-	20,816	213,842	36,679	4,271	-	-	-	-	-	-	-	366	275,974	-	275,974
Receivables from associated companies	30,165	1,520	9,015	184,347	541	-	-	17,112	-	304	-	-	299	243,303	217,005	26,298
Unbilled revenue	-	14,139	91,652	27,951	7,842	-	-	-	-	-	-	-	-	141,584	-	141,584
Gas in storage, at average cost	-	14,715	120,527	25,033	2,116	-	-	-	-	-	-	-	-	162,391	-	162,391
Material and supplies, at average cost	-	6	2,966	657	-	-	-	-	-	-	-	-	166	3,795	-	3,795
Other	329	84	(151)	185	4	-	-	-	-	-	-	-	89	540	-	540
Assets of discontinued operations	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Total Current Assets	30,495	51,280	432,131	274,852	14,774	-	-	17,112	-	304	-	-	2,785	823,733	217,005	606,728
Property																
Total utility plant	-	243,752	1,406,073	487,337	138,024	-	-	-	2	-	2,000	-	13,714	2,290,902	-	2,290,902
Property of discontinued operations	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Accumulated depreciation	-	(77,011)	(564,915)	(174,791)	(50,214)	-	-	-	-	-	-	-	(7,014)	(873,945)	-	(873,945)
Net Property	-	166,741	841,158	312,546	87,810	-	-	-	2	-	2,000	-	6,700	1,416,957	-	1,416,957
Deferred Charges																
Regulatory Assets	-	24,834	118,708	-	-	-	-	-	-	-	-	-	-	143,542	-	143,542
Goodwill, net of amortizations	-	92,065	790,285	377,652	106,099	-	-	-	-	-	-	-	7,337	1,373,438	-	1,373,438
Long term receivable from associated companies	604,000	-	-	-	-	-	-	-	-	-	-	-	-	604,000	604,000	-
Other	-	3,235	9,474	17,739	6,519	-	-	-	-	-	-	-	-	36,967	-	36,967
Total Deferred Charges	604,000	120,134	918,467	395,391	112,618	-	-	-	-	-	-	-	7,337	2,157,947	604,000	1,553,947
Property	20,445	147	2,718	36	928	-	-	-	-	-	-	-	-	24,274	-	24,274
Equity Investments & Other	1,563,532	-	-	-	-	-	-	-	-	-	-	-	-	1,563,532	1,563,534	(2)
TOTAL ASSETS	2,218,472	338,302	2,194,474	982,825	216,130	-	-	17,112	2	304	2,000	-	16,822	5,986,443	2,384,539	3,601,904

KEYSPAN CORPORATION AND SUBSIDIARIES
Consolidating Balance Sheet
December 31, 2004

($ in thousands)	KeySpan New England, LLC	Energy North Natural Gas, Inc.	Boston Gas Company	Colonial Gas Company	Essex Gas Company	Eastern Associated Securities Corp.	Eastern Energy Systems Corp.	Eastern Rivermoore Company, Inc.	Eastern Urban Services, Inc.	Mystic Steamship Corporation	PCC Land Company, Inc.	Philadelphia Coke co., Inc.	Transgas Inc.	Combined	Eliminations	KeySpan New England, LLC (consolidated)
LIABILITIES AND CAPITALIZATION																
Current Liabilities																
Current maturities of long-term debt and capital leases	-	-	15,945	60	98	-	-	-	-	-	-	-	-	16,103	-	16,103
Accounts payable and accrued expenses	2,321	20,030	106,547	29,617	8,302	-	-	1,008	-	1	-	-	3,729	171,555	-	171,555
Accounts payable to associated companies	36,587	68,533	281,344	257,170	8,086	7,029	3,153	12,770	5,056	(18)	5	1,775	1,933	683,423	217,004	466,419
Commercial paper	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Dividends payable	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Taxes accrued	1,600	(1,455)	(2,317)	132	(742)	1	-	-	-	-	-	-	920	(1,861)	-	(1,861)
Customer deposits	-	237	1,297	312	87	-	-	-	-	-	-	-	-	1,933	-	1,933
Interest accrued	-	75	4,362	1,812	6	-	-	-	-	-	-	-	-	6,255	-	6,255
Liabilities of discontinued operations	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Total Current Liabilites	40,508	87,420	407,178	289,103	15,837	7,030	3,153	13,778	5,056	(17)	5	1,775	6,582	877,408	217,004	660,404
Deferred Credits and Other Liabilities																
Regulatory liabilities	-	886	4,723	-	5,593	-	-	-	-	-	-	-	-	11,202	-	11,202
Deferred income tax	(7,769)	43,063	243,711	73,499	11,971	5	-	(129)	24	(118)	-	-	1,735	365,992	-	365,992
Postretirement benefits and other reserves	40,562	8,672	33,168	362	8,456	-	-	-	-	1,168	-	-	-	92,388	-	92,388
Other	-	(3,239)	19,047	14,341	422	-	-	-	-	17	-	-	-	30,588	-	30,588
Total Deferred Credits and Other Liabilities	32,793	49,382	300,649	88,202	26,442	5	-	(129)	24	1,067	-	-	1,735	500,170	-	500,170
Capitalization																
Common stock	1,257,444	223,653	861,993	419,429	60,383	28,391	100	10	-	-	2,400	8,914	7,105	2,869,822	1,612,372	1,257,450
Retained earnings	293,122	(59,950)	18,926	29,293	13,638	(35,426)	(3,253)	3,453	(5,078)	(746)	(405)	(10,689)	1,400	244,285	(48,837)	293,122
Other comprehensive income	(9,395)	(2,203)	-	(2,202)	(173)	-	-	-	-	-	-	-	-	(13,973)	-	(13,973)
Treasury stock purchased	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Total common equity	1,541,171	161,500	880,919	446,520	73,848	(7,035)	(3,153)	3,463	(5,078)	(746)	1,995	(1,775)	8,505	3,100,134	1,563,535	1,536,599
Preferred stock	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Intercompany long-term debt	604,000	40,000	400,000	64,000	100,000	-	-	-	-	-	-	-	-	1,208,000	604,000	604,000
Long-term debt	-	-	205,728	95,000	3	-	-	-	-	-	-	-	-	300,731	-	300,731
Total Capitalization	2,145,171	201,500	1,486,647	605,520	173,851	(7,035)	(3,153)	3,463	(5,078)	(746)	1,995	(1,775)	8,505	4,608,865	2,167,535	2,441,330
Minority Interest in Subsidiary Companies	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
TOTAL LIABILITIES AND CAPITALIZATION	2,218,472	338,302	2,194,474	982,825	216,130	-	-	17,112	2	304	2,000	-	16,822	5,986,443	2,384,539	3,601,904

KEYSPAN CORPORATION AND SUBSIDIARIES
Consolidating Balance Sheet
December 31, 2004

($ in thousands)	KeySpan Energy Development Corporation	Broken Bridge Corp.	KeySpan North East Ventures, Inc. (consolidated) (Page F-13)	KeySpan International Corporation (consolidated) (Page F-19)	KeySpan Midstream LLC (consolidated) (Page F-15)	LILCO Energy Systems, Inc.	Seneca Upshur Petroleum, Inc (consolidated) (Page F-17)	Spagnoli Road, LLC	Combined	Eliminations	KeySpan Energy Development Corporation (consolidated)
ASSETS											
Current Assets											
Cash and temporary cash investments	4,692	4	1,571	6,272	329,029	169	5,429	-	347,166	-	347,166
Customer accounts receivable (less reserve)	-	1	349	-	-	-	8,578	-	8,928	-	8,928
Receivables from associated companies	1,206	-	6,286	4,580	-	-	677	(122)	12,627	11,749	878
Unbilled revenue	-	-	-	-	-	-	-	-	-	-	-
Gas in storage, at average cost	-	-	-	-	-	-	-	-	-	-	-
Material and supplies, at average cost	-	-	-	-	-	-	39	-	39	-	39
Other	5	-	-	-	-	-	628	38	671	-	671
Assets of discontinued operations	-	-	-	-	-	-	-	-	-	-	-
Total Current Assets	5,903	5	8,206	10,852	329,029	169	15,351	(84)	369,431	11,749	357,682
Property											
Total utility plant	17	425	107	-	-	-	138,701	62,449	201,699	-	201,699
Property of discontinued operations	-	-	-	-	-	-	-	-	-	-	-
Accumulated depreciation	-	-	(94)	-	-	-	(26,263)	-	(26,357)	-	(26,357)
Net Property	17	425	13	-	-	-	112,438	62,449	175,342	-	175,342
Deferred Charges											
Regulatory Assets	-	-	-	-	-	-	-	-	-	-	-
Goodwill, net of amortizations	-	-	-	10,708	-	-	-	-	10,708	-	10,708
Long term receivable from associated companies	-	-	-	-	-	-	-	-	-	-	-
Other	-	-	604	-	-	-	418	-	1,022	-	1,022
Total Deferred Charges	-	-	604	10,708	-	-	418	-	11,730	-	11,730
Property	3,399	-	-	37,882	-	3,408	26,068	-	70,757	-	70,757
Equity Investments & Other	864,333	-	-	-	-	-	-	-	864,333	864,333	-
TOTAL ASSETS	873,652	430	8,823	59,442	329,029	3,577	154,275	62,365	1,491,593	876,082	615,511

KEYSPAN CORPORATION AND SUBSIDIARIES
Consolidating Balance Sheet
December 31, 2004

($ in thousands)	KeySpan Energy Development Corporation	Broken Bridge Corp.	KeySpan North East Ventures, Inc. (consolidated) (Page F-13)	KeySpan International Corporation (consolidated) (Page F-19)	KeySpan Midstream LLC (consolidated) (Page F-15)	LILCO Energy Systems, Inc.	Seneca Upshur Petroleum, Inc (consolidated) (Page F-17)	Spagnoli Road, LLC	Combined	Eliminations	KeySpan Energy Development Corporation (consolidated)
LIABILITIES AND CAPITALIZATION											
Current Liabilities											
Current maturities of long-term debt and capital leases	-	-	-	-	-	-	-	-	-	-	-
Accounts payable and accrued expenses	9,737	31	212	1,379	2,287	352	5,594	2,229	21,821	-	21,821
Accounts payable to associated companies	27,357	-	1,097	6,567	(172)	(136)	(380,008)	60,140	(285,155)	11,749	(296,904)
Commercial paper	-	-	-	-	-	-	-	-	-	-	-
Dividends payable	-	-	-	-	-	-	-	-	-	-	-
Taxes accrued	78	-	313	-	4,669	28	1,979	-	7,067	-	7,067
Customer deposits	-	-	-	-	-	-	-	-	-	-	-
Interest accrued	-	-	-	-	-	-	-	-	-	-	-
Liabilities of discontinued operations	-	-	-	-	-	-	-	-	-	-	-
Total Current Liabilites	37,172	31	1,622	7,946	6,784	244	(372,435)	62,369	(256,267)	11,749	(268,016)
Deferred Credits and Other Liabilities											
Regulatory liabilities	-	-	-	-	-	-	-	-	-	-	-
Deferred income tax	3,866	(4)	271	-	344	910	13,521	-	18,908	-	18,908
Postretirement benefits and other reserves	-	-	-	-	-	-	6,544	-	6,544	-	6,544
Other	-	-	-	-	-	-	880	-	880	-	880
Total Deferred Credits and Other Liabilities	3,866	(4)	271	-	344	910	20,945	-	26,332	-	26,332
Capitalization											
Common stock	562,141	403	2,013	35,068	215,519	1,674	481,725	-	1,298,543	736,409	562,134
Retained earnings	273,925	-	4,713	9,844	105,187	749	7,435	(4)	401,849	127,924	273,925
Other comprehensive income	(3,452)	-	-	6,584	1,195	-	(395)	-	3,932	-	3,932
Treasury stock purchased	-	-	-	-	-	-	-	-	-	-	-
Total common equity	832,614	403	6,726	51,496	321,901	2,423	488,765	(4)	1,704,324	864,333	839,991
Preferred stock	-	-	-	-	-	-	-	-	-	-	-
Intercompany long-term debt	-	-	-	-	-	-	17,000	-	17,000	-	17,000
Long-term debt	-	-	-	-	-	-	-	-	-	-	-
Total Capitalization	832,614	403	6,726	51,496	321,901	2,423	505,765	(4)	1,721,324	864,333	856,991
Minority Interest in Subsidiary Companies	-	-	204	-	-	-	-	-	204	-	204
TOTAL LIABILITIES AND CAPITALIZATION	873,652	430	8,823	59,442	329,029	3,577	154,275	62,365	1,491,593	876,082	615,511

KEYSPAN CORPORATION AND SUBSIDIARIES
Consolidating Balance Sheet
December 31, 2004

($ in thousands)	The Brooklyn Union Gas Company	Northeast Transmission Company	Combined	Eliminations	The Brooklyn Union Gas Company (consolidated)
ASSETS					
Current Assets					
Cash and temporary cash investments	(1,850)	345	(1,505)	-	(1,505)
Customer accounts receivable (less reserve)	134,094	-	134,094	-	134,094
Receivables from associated companies	12,022	-	12,022	-	12,022
Unbilled revenue	231,830	-	231,830	-	231,830
Gas in storage, at average cost	234,639	-	234,639	-	234,639
Material and supplies, at average cost	8,864	-	8,864	-	8,864
Other	49,949	-	49,949	-	49,949
Assets of discontinued operations	-	-	-	-	-
Total Current Assets	669,548	345	669,893	-	669,893
Property					
Total utility plant	2,546,474	-	2,546,474	-	2,546,474
Property of discontinued operations	-	-	-	-	-
Accumulated depreciation	(831,059)	-	(831,059)	-	(831,059)
Net Property	1,715,415	-	1,715,415	-	1,715,415
Deferred Charges					
Regulatory Assets	203,137	-	203,137	-	203,137
Goodwill, net of amortizations	-	1,264	1,264	-	1,264
Long term receivable from associated companies	-	-	-	-	-
Other	56,872	-	56,872	-	56,872
Total Deferred Charges	260,009	1,264	261,273	-	261,273
Property	2	66,279	66,281	-	66,281
Equity Investments & Other	47,800	-	47,800	47,800	-
TOTAL ASSETS	2,692,774	67,888	2,760,662	47,800	2,712,862

KEYSPAN CORPORATION AND SUBSIDIARIES
Consolidating Balance Sheet
December 31, 2004

($ in thousands)	The Brooklyn Union Gas Company	Northeast Transmission Company	Combined	Eliminations	The Brooklyn Union Gas Company (consolidated)
LIABILITIES AND CAPITALIZATION					
Current Liabilities					
Current maturities of long-term debt and capital leases	-	-	-	-	-
Accounts payable and accrued expenses	188,276	10	188,286	-	188,286
Accounts payable to associated companies	407,167	1,483	408,650	-	408,650
Commercial paper	-	-	-	-	-
Dividends payable	-	-	-	-	-
Taxes accrued	10,881	-	10,881	-	10,881
Customer deposits	34,604	-	34,604	-	34,604
Interest accrued	3,772	-	3,772	-	3,772
Liabilities of discontinued operations	-	-	-	-	-
Total Current Liabilites	644,700	1,493	646,193	-	646,193
Deferred Credits and Other Liabilities					
Regulatory liabilities	60,465	-	60,465	-	60,465
Deferred income tax	314,638	18,595	333,233	-	333,233
Postretirement benefits and other reserves	101,790	-	101,790	-	101,790
Other	14,248	-	14,248	-	14,248
Total Deferred Credits and Other Liabilities	491,141	18,595	509,736	-	509,736
Capitalization					
Common stock	472,627	26,328	498,955	26,328	472,627
Retained earnings	461,873	21,472	483,345	21,472	461,873
Other comprehensive income	(15,493)	-	(15,493)	-	(15,493)
Treasury stock purchased	-	-	-	-	-
Total common equity	919,007	47,800	966,807	47,800	919,007
Preferred stock	-	-	-	-	-
Intercompany long-term debt	-	-	-	-	-
Long-term debt	637,926	-	637,926	-	637,926
Total Capitalization	1,556,933	47,800	1,604,733	47,800	1,556,933
Minority Interest in Subsidiary Companies	-	-	-	-	-
TOTAL LIABILITIES AND CAPITALIZATION	2,692,774	67,888	2,760,662	47,800	2,712,862

KEYSPAN CORPORATION AND SUBSIDIARIES
Consolidating Balance Sheet
December 31, 2004

($ in thousands)	KeySpan North East Ventures, Inc.	Northeast Gas Markets, LLC	Combined	Eliminations	KeySpan North East Ventures, Inc. (consolidated)
ASSETS					
Current Assets					
Cash and temporary cash investments	136	1,435	1,571	-	1,571
Customer accounts receivable (less reserve)	-	349	349	-	349
Receivables from associated companies	6,226	60	6,286	-	6,286
Unbilled revenue	-	-	-	-	-
Gas in storage, at average cost	-	-	-	-	-
Material and supplies, at average cost	-	-	-	-	-
Other	-	-	-	-	-
Assets of discontinued operations	-	-	-	-	-
Total Current Assets	6,362	1,844	8,206	-	8,206
Property					
Total utility plant	-	107	107	-	107
Property of discontinued operations	-	-	-	-	-
Accumulated depreciation	-	(94)	(94)	-	(94)
Net Property	-	13	13	-	13
Deferred Charges					
Regulatory Assets	-	-	-	-	-
Goodwill, net of amortizations	-	-	-	-	-
Long term receivable from associated companies	-	-	-	-	-
Other	-	604	604	-	604
Total Deferred Charges	-	604	604	-	604
Property	-	-	-	-	-
Equity Investments & Other	2,041	-	2,041	2,041	-
TOTAL ASSETS	8,403	2,461	10,864	2,041	8,823

KEYSPAN CORPORATION AND SUBSIDIARIES
Consolidating Balance Sheet
December 31, 2004

($ in thousands)	KeySpan North East Ventures, Inc.	Northeast Gas Markets, LLC	Combined	Eliminations	KeySpan North East Ventures, Inc. (consolidated)
LIABILITIES AND CAPITALIZATION					
Current Liabilities					
Current maturities of long-term debt and capital leases	-	-	-	-	-
Accounts payable and accrued expenses	-	212	212	-	212
Accounts payable to associated companies	1,066	31	1,097	-	1,097
Commercial paper	-	-	-	-	-
Dividends payable	-	-	-	-	-
Taxes accrued	292	21	313	-	313
Customer deposits	-	-	-	-	-
Interest accrued	-	-	-	-	-
Liabilities of discontinued operations	-	-	-	-	-
Total Current Liabilites	1,358	264	1,622	-	1,622
Deferred Credits and Other Liabilities					
Regulatory liabilities	-	-	-	-	-
Deferred income tax	115	156	271	-	271
Postretirement benefits and other reserves	-	-	-	-	-
Other	-	-	-	-	-
Total Deferred Credits and Other Liabilities	115	156	271	-	271
Capitalization					
Common stock	2,014	2,000	4,014	2,001	2,013
Retained earnings	4,712	41	4,753	40	4,713
Other comprehensive income	-	-	-	-	-
Treasury stock purchased	-	-	-	-	-
Total common equity	6,726	2,041	8,767	2,041	6,726
Preferred stock	-	-	-	-	-
Intercompany long-term debt	-	-	-	-	-
Long-term debt	-	-	-	-	-
Total Capitalization	6,726	2,041	8,767	2,041	6,726
Minority Interest in Subsidiary Companies	204	-	204	-	204
TOTAL LIABILITIES AND CAPITALIZATION	8,403	2,461	10,864	2,041	8,823

KEYSPAN CORPORATION AND SUBSIDIARIES
Consolidating Balance Sheet
December 31, 2004

($ in thousands)	KeySpan Midstream, LLC	Keyspan Midstream Limited (Consolidated) (Page F-25)	Combined	Eliminations	KeySpan Midstream, LLC (consolidated)
ASSETS					
Current Assets					
Cash and temporary cash investments	-	329,029	329,029	-	329,029
Customer accounts receivable (less reserve)	-	-	-	-	-
Receivables from associated companies	-	-	-	-	-
Unbilled revenue	-	-	-	-	-
Gas in storage, at average cost	-	-	-	-	-
Material and supplies, at average cost	-	-	-	-	-
Other	-	-	-	-	-
Assets of discontinued operations	-	-	-	-	-
Total Current Assets	-	329,029	329,029	-	329,029
Property					
Total utility plant	-	-	-	-	-
Property of discontinued operations	-	-	-	-	-
Accumulated depreciation	-	-	-	-	-
Net Property	-	-	-	-	-
Deferred Charges					
Regulatory Assets	-	-	-	-	-
Goodwill, net of amortizations	-	-	-	-	-
Long term receivable from associated companies	-	-	-	-	-
Other	-	-	-	-	-
Total Deferred Charges	-	-	-	-	-
Property	-	-	-	-	-
Equity Investments & Other	320,706	-	320,706	320,706	-
TOTAL ASSETS	320,706	329,029	649,735	320,706	329,029

KEYSPAN CORPORATION AND SUBSIDIARIES
Consolidating Balance Sheet
December 31, 2004

($ in thousands)	KeySpan Midstream, LLC	Keyspan Midstream Limited (Consolidated) (Page F-25)	Combined	Eliminations	KeySpan Midstream, LLC (consolidated)
LIABILITIES AND CAPITALIZATION					
Current Liabilities					
Current maturities of long-term debt and capital leases	-	-	-	-	-
Accounts payable and accrued expenses	-	2,287	2,287	-	2,287
Accounts payable to associated companies	-	(172)	(172)	-	(172)
Commercial paper	-	-	-	-	-
Dividends payable	-	-	-	-	-
Taxes accrued	-	4,669	4,669	-	4,669
Customer deposits	-	-	-	-	-
Interest accrued	-	-	-	-	-
Liabilities of discontinued operations	-	-	-	-	-
Total Current Liabilites	-	6,784	6,784	-	6,784
Deferred Credits and Other Liabilities					
Regulatory liabilities	-	-	-	-	-
Deferred income tax	-	344	344	-	344
Postretirement benefits and other reserves	-	-	-	-	-
Other	-	-	-	-	-
Total Deferred Credits and Other Liabilities	-	344	344	-	344
Capitalization					
Common stock	215,518	203,155	418,673	203,154	215,519
Retained earnings	105,188	117,551	222,739	117,552	105,187
Other comprehensive income	-	1,195	1,195	-	1,195
Treasury stock purchased	-	-	-	-	-
Total common equity	320,706	321,901	642,607	320,706	321,901
Preferred stock	-	-	-	-	-
Intercompany long-term debt	-	-	-	-	-
Long-term debt	-	-	-	-	-
Total Capitalization	320,706	321,901	642,607	320,706	321,901
Minority Interest in Subsidiary Companies	-	-	-	-	-
TOTAL LIABILITIES AND CAPITALIZATION	320,706	329,029	649,735	320,706	329,029

KEYSPAN CORPORATION AND SUBSIDIARIES
Consolidating Balance Sheet
December 31, 2004

($ in thousands)	Seneca Upshur Petroleum, Inc	KeySpan East Islander Pipeline, LLC	KeySpan LNG, LLC (consolidated) (Page F-31)	Millenium, LLC	Combined	Eliminations	Seneca Upshur Petroleum, Inc (consolidated)
ASSETS							
Current Assets							
Cash and temporary cash investments	3,984	-	1,445	-	5,429	-	5,429
Customer accounts receivable (less reserve)	8,262	-	316	-	8,578	-	8,578
Receivables from associated companies	677	-	-	-	677	-	677
Unbilled revenue	-	-	-	-	-	-	-
Gas in storage, at average cost	-	-	-	-	-	-	-
Material and supplies, at average cost	-	-	39	-	39	-	39
Other	619	-	9	-	628	-	628
Assets of discontinued operations	-	-	-	-	-	-	-
Total Current Assets	13,542	-	1,809	-	15,351	-	15,351
Property							
Total utility plant	87,665	-	51,036	-	138,701	-	138,701
Property of discontinued operations	-	-	-	-	-	-	-
Accumulated depreciation	(7,333)	-	(18,930)	-	(26,263)	-	(26,263)
Net Property	80,332	-	32,106	-	112,438	-	112,438
Deferred Charges							
Regulatory Assets	-	-	-	-	-	-	-
Goodwill, net of amortizations	-	-	-	-	-	-	-
Long term receivable from associated companies	-	-	-	-	-	-	-
Other	-	-	418	-	418	-	418
Total Deferred Charges	-	-	418	-	418	-	418
Property	-	19,972	-	6,096	26,068	-	26,068
Equity Investments & Other	40,415	-	-	-	40,415	40,415	-
TOTAL ASSETS	134,289	19,972	34,333	6,096	194,690	40,415	154,275

KEYSPAN CORPORATION AND SUBSIDIARIES
Consolidating Balance Sheet
December 31, 2004

($ in thousands)	Seneca Upshur Petroleum, Inc	KeySpan East Islander Pipeline, LLC	KeySpan LNG, LLC (consolidated) (Page F-31)	Millenium, LLC	Combined	Eliminations	Seneca Upshur Petroleum, Inc (consolidated)
LIABILITIES AND CAPITALIZATION							
Current Liabilities							
Current maturities of long-term debt and capital leases	-	-	-	-	-	-	-
Accounts payable and accrued expenses	4,865	-	729	-	5,594	-	5,594
Accounts payable to associated companies	(381,946)	247	1,691	-	(380,008)	-	(380,008)
Commercial paper	-	-	-	-	-	-	-
Dividends payable	-	-	-	-	-	-	-
Taxes accrued	1,867	-	112	-	1,979	-	1,979
Customer deposits	-	-	-	-	-	-	-
Interest accrued	-	-	-	-	-	-	-
Liabilities of discontinued operations	-	-	-	-	-	-	-
Total Current Liabilites	(375,214)	247	2,532	-	(372,435)	-	(372,435)
Deferred Credits and Other Liabilities							
Regulatory liabilities	-	-	-	-	-	-	-
Deferred income tax	13,315	(247)	453	-	13,521	-	13,521
Postretirement benefits and other reserves	6,544	-	-	-	6,544	-	6,544
Other	879	-	1	-	880	-	880
Total Deferred Credits and Other Liabilities	20,738	(247)	454	-	20,945	-	20,945
Capitalization							
Common stock	481,725	16,895	11,520	6,096	516,236	34,511	481,725
Retained earnings	7,435	3,077	2,827	-	13,339	5,904	7,435
Other comprehensive income	(395)	-	-	-	(395)	-	(395)
Treasury stock purchased	-	-	-	-	-	-	-
Total common equity	488,765	19,972	14,347	6,096	529,180	40,415	488,765
Preferred stock	-	-	-	-	-	-	-
Intercompany long-term debt	-	-	17,000	-	17,000	-	17,000
Long-term debt	-	-	-	-	-	-	-
Total Capitalization	488,765	19,972	31,347	6,096	546,180	40,415	505,765
Minority Interest in Subsidiary Companies	-	-	-	-	-	-	-
TOTAL LIABILITIES AND CAPITALIZATION	134,289	19,972	34,333	6,096	194,690	40,415	154,275

KEYSPAN CORPORATION AND SUBSIDIARIES
Consolidating Balance Sheet
December 31, 2004

($ in thousands)	KeySpan International Corporation	KeySpan C.I. LTD (consolidated) (Page F-21)	KeySpan C.I.II, LTD (consolidated) (Page F-23)	Combined	Eliminations	KeySpan International Corporation (consolidated)
ASSETS						
Current Assets						
Cash and temporary cash investments	251	6,019	2	6,272	-	6,272
Customer accounts receivable (less reserve)	-	-	-	-	-	-
Receivables from associated companies	2,588	3,549	281	6,418	1,838	4,580
Unbilled revenue	-	-	-	-	-	-
Gas in storage, at average cost	-	-	-	-	-	-
Material and supplies, at average cost	-	-	-	-	-	-
Other	-	-	-	-	-	-
Assets of discontinued operations	-	-	-	-	-	-
Total Current Assets	2,839	9,568	283	12,690	1,838	10,852
Property						
Total utility plant	-	-	-	-	-	-
Property of discontinued operations	-	-	-	-	-	-
Accumulated depreciation	-	-	-	-	-	-
Net Property	-	-	-	-	-	-
Deferred Charges						
Regulatory Assets	-	-	-	-	-	-
Goodwill, net of amortizations	-	10,708	-	10,708	-	10,708
Long term receivable from associated companies	-	-	-	-	-	-
Other	-	-	-	-	-	-
Total Deferred Charges	-	10,708	-	10,708	-	10,708
Property	-	37,882	-	37,882	-	37,882
Equity Investments & Other	45,022	-	-	45,022	45,022	-
TOTAL ASSETS	47,861	58,158	283	106,302	46,860	59,442

KEYSPAN CORPORATION AND SUBSIDIARIES
Consolidating Balance Sheet
December 31, 2004

($ in thousands)	KeySpan International Corporation	KeySpan C.I. LTD (consolidated) (Page F-21)	KeySpan C.I.II, LTD (consolidated) (Page F-23)	Combined	Eliminations	KeySpan International Corporation (consolidated)
LIABILITIES AND CAPITALIZATION						
Current Liabilities						
Current maturities of long-term debt and capital leases	-	-	-	-	-	-
Accounts payable and accrued expenses	755	624	-	1,379	-	1,379
Accounts payable to associated companies	2,189	6,565	(349)	8,405	1,838	6,567
Commercial paper	-	-	-	-	-	-
Dividends payable	-	-	-	-	-	-
Taxes accrued	-	-	-	-	-	-
Customer deposits	-	-	-	-	-	-
Interest accrued	-	-	-	-	-	-
Liabilities of discontinued operations	-	-	-	-	-	-
Total Current Liabilites	2,944	7,189	(349)	9,784	1,838	7,946
Deferred Credits and Other Liabilities						
Regulatory liabilities	-	-	-	-	-	-
Deferred income tax	-	-	-	-	-	-
Postretirement benefits and other reserves	-	-	-	-	-	-
Other	-	-	-	-	-	-
Total Deferred Credits and Other Liabilities	-	-	-	-	-	-
Capitalization						
Common stock	35,069	32,392	2,476	69,937	34,869	35,068
Retained earnings	9,845	11,911	(1,759)	19,997	10,153	9,844
Other comprehensive income	3	6,666	(85)	6,584	-	6,584
Treasury stock purchased	-	-	-	-	-	-
Total common equity	44,917	50,969	632	96,518	45,022	51,496
Preferred stock	-	-	-	-	-	-
Intercompany long-term debt	-	-	-	-	-	-
Long-term debt	-	-	-	-	-	-
Total Capitalization	44,917	50,969	632	96,518	45,022	51,496
Minority Interest in Subsidiary Companies	-	-	-	-	-	-
TOTAL LIABILITIES AND CAPITALIZATION	47,861	58,158	283	106,302	46,860	59,442

KEYSPAN CORPORATION AND SUBSIDIARIES
Consolidating Balance Sheet
December 31, 2004

($ in thousands)	KeySpan C.I. LTD	KeySpan UK Limited	Combined	Eliminations	KeySpan C.I. LTD (consolidated)
ASSETS					
Current Assets					
Cash and temporary cash investments	6,019	-	6,019	-	6,019
Customer accounts receivable (less reserve)	-	-	-	-	-
Receivables from associated companies	3,549	547	4,096	547	3,549
Unbilled revenue	-	-	-	-	-
Gas in storage, at average cost	-	-	-	-	-
Material and supplies, at average cost	-	-	-	-	-
Other	-	-	-	-	-
Assets of discontinued operations	-	-	-	-	-
Total Current Assets	9,568	547	10,115	547	9,568
Property					
Total utility plant	-	-	-	-	-
Property of discontinued operations	-	-	-	-	-
Accumulated depreciation	-	-	-	-	-
Net Property	-	-	-	-	-
Deferred Charges					
Regulatory Assets	-	-	-	-	-
Goodwill, net of amortizations	4,723	5,985	10,708	-	10,708
Long term receivable from associated companies	-	-	-	-	-
Other	-	-	-	-	-
Total Deferred Charges	4,723	5,985	10,708	-	10,708
Property	16,708	21,174	37,882	-	37,882
Equity Investments & Other	23,936	-	23,936	23,936	-
TOTAL ASSETS	54,935	27,706	82,641	24,483	58,158

KEYSPAN CORPORATION AND SUBSIDIARIES
Consolidating Balance Sheet
December 31, 2004

($ in thousands)	KeySpan C.I. LTD	KeySpan UK Limited	Combined	Eliminations	KeySpan C.I. LTD (consolidated)
LIABILITIES AND CAPITALIZATION					
Current Liabilities					
Current maturities of long-term debt and capital leases	-	-	-	-	-
Accounts payable and accrued expenses	571	53	624	-	624
Accounts payable to associated companies	7,112	-	7,112	547	6,565
Commercial paper	-	-	-	-	-
Dividends payable	-	-	-	-	-
Taxes accrued	-	-	-	-	-
Customer deposits	-	-	-	-	-
Interest accrued	-	-	-	-	-
Liabilities of discontinued operations	-	-	-	-	-
Total Current Liabilites	7,683	53	7,736	547	7,189
Deferred Credits and Other Liabilities					
Regulatory liabilities	-	-	-	-	-
Deferred income tax	-	-	-	-	-
Postretirement benefits and other reserves	-	-	-	-	-
Other	-	-	-	-	-
Total Deferred Credits and Other Liabilities	-	-	-	-	-
Capitalization					
Common stock	32,392	32,795	65,187	32,795	32,392
Retained earnings	11,911	(8,859)	3,052	(8,859)	11,911
Other comprehensive income	2,949	3,717	6,666	-	6,666
Treasury stock purchased	-	-	-	-	-
Total common equity	47,252	27,653	74,905	23,936	50,969
Preferred stock	-	-	-	-	-
Intercompany long-term debt	-	-	-	-	-
Long-term debt	-	-	-	-	-
Total Capitalization	47,252	27,653	74,905	23,936	50,969
Minority Interest in Subsidiary Companies	-	-	-	-	-
TOTAL LIABILITIES AND CAPITALIZATION	54,935	27,706	82,641	24,483	58,158

KEYSPAN CORPORATION AND SUBSIDIARIES
Consolidating Balance Sheet
December 31, 2004

($ in thousands)	KeySpan C.I.II, LTD	Grupo KeySpan, S. de R.L. de C.V.	Combined	Eliminations	KeySpan C.I.II, LTD (consolidated)
ASSETS					
Current Assets					
Cash and temporary cash investments	2	-	2	-	2
Customer accounts receivable (less reserve)	-	-	-	-	-
Receivables from associated companies	281	-	281	-	281
Unbilled revenue	-	-	-	-	-
Gas in storage, at average cost	-	-	-	-	-
Material and supplies, at average cost	-	-	-	-	-
Other	-	-	-	-	-
Assets of discontinued operations	-	-	-	-	-
Total Current Assets	283	-	283	-	283
Property					
Total utility plant	-	-	-	-	-
Property of discontinued operations	-	-	-	-	-
Accumulated depreciation	-	-	-	-	-
Net Property	-	-	-	-	-
Deferred Charges					
Regulatory Assets	-	-	-	-	-
Goodwill, net of amortizations	-	-	-	-	-
Long term receivable from associated companies	-	-	-	-	-
Other	-	-	-	-	-
Total Deferred Charges	-	-	-	-	-
Property	-	-	-	-	-
Equity Investments & Other	-	-	-	-	-
TOTAL ASSETS	283	-	283	-	283

KEYSPAN CORPORATION AND SUBSIDIARIES
Consolidating Balance Sheet
December 31, 2004

($ in thousands)	KeySpan C.I.II, LTD	Grupo KeySpan, S. de R.L. de C.V.	Combined	Eliminations	KeySpan C.I.II, LTD (consolidated)
LIABILITIES AND CAPITALIZATION					
Current Liabilities					
Current maturities of long-term debt and capital leases	-	-	-	-	-
Accounts payable and accrued expenses	-	-	-	-	-
Accounts payable to associated companies	(349)	-	(349)	-	(349)
Commercial paper	-	-	-	-	-
Dividends payable	-	-	-	-	-
Taxes accrued	-	-	-	-	-
Customer deposits	-	-	-	-	-
Interest accrued	-	-	-	-	-
Liabilities of discontinued operations	-	-	-	-	-
Total Current Liabilites	(349)	-	(349)	-	(349)
Deferred Credits and Other Liabilities					
Regulatory liabilities	-	-	-	-	-
Deferred income tax	-	-	-	-	-
Postretirement benefits and other reserves	-	-	-	-	-
Other	-	-	-	-	-
Total Deferred Credits and Other Liabilities	-	-	-	-	-
Capitalization					
Common stock	2,476	-	2,476	-	2,476
Retained earnings	(1,759)	-	(1,759)	-	(1,759)
Other comprehensive income	(85)	-	(85)	-	(85)
Treasury stock purchased	-	-	-	-	-
Total common equity	632	-	632	-	632
Preferred stock	-	-	-	-	-
Intercompany long-term debt	-	-	-	-	-
Long-term debt	-	-	-	-	-
Total Capitalization	632	-	632	-	632
Minority Interest in Subsidiary Companies	-	-	-	-	-
TOTAL LIABILITIES AND CAPITALIZATION	283	-	283	-	283

KEYSPAN CORPORATION AND SUBSIDIARIES
Consolidating Balance Sheet
December 31, 2004

($ in thousands)	KeySpan Midstream Limited	KeySpan Luxembourg S.A.R.L (consolidated) (Page F-27)	Combined	Eliminations	KeySpan Midstream Limited (consolidated)
ASSETS					
Current Assets					
Cash and temporary cash investments	259,322	69,707	329,029	-	329,029
Customer accounts receivable (less reserve)	-	-	-	-	-
Receivables from associated companies	20,552	55,272	75,824	75,824	-
Unbilled revenue	-	-	-	-	-
Gas in storage, at average cost	-	-	-	-	-
Material and supplies, at average cost	-	-	-	-	-
Other	-	-	-	-	-
Assets of discontinued operations	-	-	-	-	-
Total Current Assets	279,874	124,979	404,853	75,824	329,029
Property					
Total utility plant	-	-	-	-	-
Property of discontinued operations	-	-	-	-	-
Accumulated depreciation	-	-	-	-	-
Net Property	-	-	-	-	-
Deferred Charges					
Regulatory Assets	-	-	-	-	-
Goodwill, net of amortizations	-	-	-	-	-
Long term receivable from associated companies	-	-	-	-	-
Other	-	-	-	-	-
Total Deferred Charges	-	-	-	-	-
Property	-	-	-	-	-
Equity Investments & Other	95,168	-	95,168	95,168	-
TOTAL ASSETS	375,042	124,979	500,021	170,992	329,029

KEYSPAN CORPORATION AND SUBSIDIARIES
Consolidating Balance Sheet
December 31, 2004

($ in thousands)	KeySpan Midstream Limited	KeySpan Luxembourg S.A.R.L (consolidated) (Page F-27)	Combined	Eliminations	KeySpan Midstream Limited (consolidated)
LIABILITIES AND CAPITALIZATION					
Current Liabilities					
Current maturities of long-term debt and capital leases	-	-	-	-	-
Accounts payable and accrued expenses	-	2,287	2,287	-	2,287
Accounts payable to associated companies	55,348	20,303	75,651	75,823	(172)
Commercial paper	-	-	-	-	-
Dividends payable	-	-	-	-	-
Taxes accrued	1,237	3,432	4,669	-	4,669
Customer deposits	-	-	-	-	-
Interest accrued	-	-	-	-	-
Liabilities of discontinued operations	-	-	-	-	-
Total Current Liabilites	56,585	26,022	82,607	75,823	6,784
Deferred Credits and Other Liabilities					
Regulatory liabilities	-	-	-	-	-
Deferred income tax	-	344	344	-	344
Postretirement benefits and other reserves	-	-	-	-	-
Other	-	-	-	-	-
Total Deferred Credits and Other Liabilities	-	344	344	-	344
Capitalization					
Common stock	203,154	61,601	264,755	61,600	203,155
Retained earnings	117,552	33,568	151,120	33,569	117,551
Other comprehensive income	(2,249)	3,444	1,195	-	1,195
Treasury stock purchased	-	-	-	-	-
Total common equity	318,457	98,613	417,070	95,169	321,901
Preferred stock	-	-	-	-	-
Intercompany long-term debt	-	-	-	-	-
Long-term debt	-	-	-	-	-
Total Capitalization	318,457	98,613	417,070	95,169	321,901
Minority Interest in Subsidiary Companies	-	-	-	-	-
TOTAL LIABILITIES AND CAPITALIZATION	375,042	124,979	500,021	170,992	329,029

KEYSPAN CORPORATION AND SUBSIDIARIES
Consolidating Balance Sheet
December 31, 2004

($ in thousands)	KeySpan Luxembourg S.A.R.L	Nicodama Beheer V.B.V. (consolidated) (Page F-29)	Combined	Eliminations	KeySpan Luxembourg S.A.R.L (consolidated)
ASSETS					
Current Assets					
Cash and temporary cash investments	400	69,307	69,707	-	69,707
Customer accounts receivable (less reserve)	-	-	-	-	-
Receivables from associated companies	20,042	55,272	75,314	20,042	55,272
Unbilled revenue	-	-	-	-	-
Gas in storage, at average cost	-	-	-	-	-
Material and supplies, at average cost	-	-	-	-	-
Other	-	-	-	-	-
Assets of discontinued operations	-	-	-	-	-
Total Current Assets	20,442	124,579	145,021	20,042	124,979
Property					
Total utility plant	-	-	-	-	-
Property of discontinued operations	-	-	-	-	-
Accumulated depreciation	-	-	-	-	-
Net Property	-	-	-	-	-
Deferred Charges					
Regulatory Assets	-	-	-	-	-
Goodwill, net of amortizations	-	-	-	-	-
Long term receivable from associated companies	-	-	-	-	-
Other	-	-	-	-	-
Total Deferred Charges	-	-	-	-	-
Property	-	-	-	-	-
Equity Investments & Other	95,432	-	95,432	95,432	-
TOTAL ASSETS	115,874	124,579	240,453	115,474	124,979

KEYSPAN CORPORATION AND SUBSIDIARIES
Consolidating Balance Sheet
December 31, 2004

($ in thousands)	KeySpan Luxembourg S.A.R.L	Nicodama Beheer V.B.V. (consolidated) (Page F-29)	Combined	Eliminations	KeySpan Luxembourg S.A.R.L (consolidated)
LIABILITIES AND CAPITALIZATION					
Current Liabilities					
Current maturities of long-term debt and capital leases	-	-	-	-	-
Accounts payable and accrued expenses	-	2,287	2,287	-	2,287
Accounts payable to associated companies	20,543	19,802	40,345	20,042	20,303
Commercial paper	-	-	-	-	-
Dividends payable	-	-	-	-	-
Taxes accrued	2,537	895	3,432	-	3,432
Customer deposits	-	-	-	-	-
Interest accrued	-	-	-	-	-
Liabilities of discontinued operations	-	-	-	-	-
Total Current Liabilites	23,080	22,984	46,064	20,042	26,022
Deferred Credits and Other Liabilities					
Regulatory liabilities	-	-	-	-	-
Deferred income tax	-	344	344	-	344
Postretirement benefits and other reserves	-	-	-	-	-
Other	-	-	-	-	-
Total Deferred Credits and Other Liabilities	-	344	344	-	344
Capitalization					
Common stock	61,600	52,063	113,663	52,062	61,601
Retained earnings	33,568	43,370	76,938	43,370	33,568
Other comprehensive income	(2,374)	5,818	3,444	-	3,444
Treasury stock purchased	-	-	-	-	-
Total common equity	92,794	101,251	194,045	95,432	98,613
Preferred stock	-	-	-	-	-
Intercompany long-term debt	-	-	-	-	-
Long-term debt	-	-	-	-	-
Total Capitalization	92,794	101,251	194,045	95,432	98,613
Minority Interest in Subsidiary Companies	-	-	-	-	-
TOTAL LIABILITIES AND CAPITALIZATION	115,874	124,579	240,453	115,474	124,979

KEYSPAN CORPORATION AND SUBSIDIARIES
Consolidating Balance Sheet
December 31, 2004

($ in thousands)	Nicodama Beheer V.B.V.	KeySpan Energy Development Co.	Combined	Eliminations	Nicodama Beheer V.B.V. (consolidated)
ASSETS					
Current Assets					
Cash and temporary cash investments	52	69,255	69,307	-	69,307
Customer accounts receivable (less reserve)	-	-	-	-	-
Receivables from associated companies	-	55,272	55,272	-	55,272
Unbilled revenue	-	-	-	-	-
Gas in storage, at average cost	-	-	-	-	-
Material and supplies, at average cost	-	-	-	-	-
Other	-	-	-	-	-
Assets of discontinued operations	-	-	-	-	-
Total Current Assets	52	124,527	124,579	-	124,579
Property					
Total utility plant	-	-	-	-	-
Property of discontinued operations	-	-	-	-	-
Accumulated depreciation	-	-	-	-	-
Net Property	-	-	-	-	-
Deferred Charges					
Regulatory Assets	-	-	-	-	-
Goodwill, net of amortizations	-	-	-	-	-
Long term receivable from associated companies	-	-	-	-	-
Other	-	-	-	-	-
Total Deferred Charges	-	-	-	-	-
Property	-	-	-	-	-
Equity Investments & Other	100,550	-	100,550	100,550	-
TOTAL ASSETS	100,602	124,527	225,129	100,550	124,579

KEYSPAN CORPORATION AND SUBSIDIARIES
Consolidating Balance Sheet
December 31, 2004

($ in thousands)	Nicodama Beheer V.B.V.	KeySpan Energy Development Co.	Combined	Eliminations	Nicodama Beheer V.B.V. (consolidated)
LIABILITIES AND CAPITALIZATION					
Current Liabilities					
Current maturities of long-term debt and capital leases	-	-	-	-	-
Accounts payable and accrued expenses	-	2,287	2,287	-	2,287
Accounts payable to associated companies	1,548	18,254	19,802	-	19,802
Commercial paper	-	-	-	-	-
Dividends payable	-	-	-	-	-
Taxes accrued	(20)	915	895	-	895
Customer deposits	-	-	-	-	-
Interest accrued	-	-	-	-	-
Liabilities of discontinued operations	-	-	-	-	-
Total Current Liabilites	1,528	21,456	22,984	-	22,984
Deferred Credits and Other Liabilities					
Regulatory liabilities	-	-	-	-	-
Deferred income tax	-	344	344	-	344
Postretirement benefits and other reserves	-	-	-	-	-
Other	-	-	-	-	-
Total Deferred Credits and Other Liabilities	-	344	344	-	344
Capitalization					
Common stock	52,062	51,564	103,626	51,563	52,063
Retained earnings	43,370	48,987	92,357	48,987	43,370
Other comprehensive income	3,642	2,176	5,818	-	5,818
Treasury stock purchased	-	-	-	-	-
Total common equity	99,074	102,727	201,801	100,550	101,251
Preferred stock	-	-	-	-	-
Intercompany long-term debt	-	-	-	-	-
Long-term debt	-	-	-	-	-
Total Capitalization	99,074	102,727	201,801	100,550	101,251
Minority Interest in Subsidiary Companies	-	-	-	-	-
TOTAL LIABILITIES AND CAPITALIZATION	100,602	124,527	225,129	100,550	124,579

KEYSPAN CORPORATION AND SUBSIDIARIES
Consolidating Balance Sheet
December 31, 2004

($ in thousands)	KeySpan LNG LP, LLC	KeySpan LNG GP	KeySpan LNG, Partnership	Combined	Eliminations	KeySpan LNG LP, LLC (consolidated)
ASSETS						
Current Assets						
Cash and temporary cash investments	1,387	57	1	1,445	-	1,445
Customer accounts receivable (less reserve)	-	-	316	316	-	316
Receivables from associated companies	-	-	2,692	2,692	2,692	-
Unbilled revenue	-	-	-	-	-	-
Gas in storage, at average cost	-	-	-	-	-	-
Material and supplies, at average cost	-	-	39	39	-	39
Other	-	-	9	9	-	9
Assets of discontinued operations	-	-	-	-	-	-
Total Current Assets	1,387	57	3,057	4,501	2,692	1,809
Property						
Total utility plant	-	-	51,036	51,036	-	51,036
Property of discontinued operations	-	-	-	-	-	-
Accumulated depreciation	-	-	(18,930)	(18,930)	-	(18,930)
Net Property	-	-	32,106	32,106	-	32,106
Deferred Charges						
Regulatory Assets	-	-	-	-	-	-
Goodwill, net of amortizations	-	-	-	-	-	-
Long term receivable from associated companies	-	-	-	-	-	-
Other	418	-	-	418	-	418
Total Deferred Charges	418	-	-	418	-	418
Property	-	-	-	-	-	-
Equity Investments & Other	31,777	160	-	31,937	31,937	-
TOTAL ASSETS	33,582	217	35,163	68,962	34,629	34,333

KEYSPAN CORPORATION AND SUBSIDIARIES
Consolidating Balance Sheet
December 31, 2004

($ in thousands)	KeySpan LNG LP, LLC	KeySpan LNG GP	KeySpan LNG, Partnership	Combined	Eliminations	KeySpan LNG LP, LLC (consolidated)
LIABILITIES AND CAPITALIZATION						
Current Liabilities						
Current maturities of long-term debt and capital leases	-	-	-	-	-	-
Accounts payable and accrued expenses	-	-	729	729	-	729
Accounts payable to associated companies	2,809	-	1,574	4,383	2,692	1,691
Commercial paper	-	-	-	-	-	-
Dividends payable	-	-	-	-	-	-
Taxes accrued	(155)	-	267	112	-	112
Customer deposits	-	-	-	-	-	-
Interest accrued	-	-	-	-	-	-
Liabilities of discontinued operations	-	-	-	-	-	-
Total Current Liabilites	2,654	-	2,570	5,224	2,692	2,532
Deferred Credits and Other Liabilities						
Regulatory liabilities	-	-	-	-	-	-
Deferred income tax	(202)	-	655	453	-	453
Postretirement benefits and other reserves	-	-	-	-	-	-
Other	-	-	1	1	-	1
Total Deferred Credits and Other Liabilities	(202)	-	656	454	-	454
Capitalization						
Common stock	11,463	57	27,830	39,350	27,830	11,520
Retained earnings	2,667	160	4,107	6,934	4,107	2,827
Other comprehensive income	-	-	-	-	-	-
Treasury stock purchased	-	-	-	-	-	-
Total common equity	14,130	217	31,937	46,284	31,937	14,347
Preferred stock	-	-	-		-	
Intercompany long-term debt	17,000	-	-	17,000	-	17,000
Long-term debt	-	-	-	-	-	-
Total Capitalization	31,130	217	31,937	63,284	31,937	31,347
Minority Interest in Subsidiary Companies	-	-	-	-	-	-
TOTAL LIABILITIES AND CAPITALIZATION	33,582	217	35,163	68,962	34,629	34,333

KEYSPAN CORPORATION AND SUBSIDIARIES
Consolidating Balance Sheet
December 31, 2004

($ in thousands)	KeySpan Services, Inc.	KeySpan Business Solutions, LLC (consolidated) (Page F-35)	KeySpan Communications Corp	KeySpan Energy Supply, Inc.	KeySpan Home Energy Services, LLC (consolidated) (Page F-45)	Combined	Eliminations	KeySpan Services, Inc. (consolidated)
ASSETS								
Current Assets								
Cash and temporary cash investments	(826)	(1,290)	108	-	936	(1,072)	-	(1,072)
Customer accounts receivable (less reserve)	460	131,639	1,887	4	19,889	153,879	-	153,879
Receivables from associated companies	95,630	23,936	858	82,884	32,279	235,587	123,330	112,257
Unbilled revenue	-	47,375	-	-	11,091	58,466	-	58,466
Gas in storage, at average cost	-	-	-	-	-	-	-	-
Material and supplies, at average cost	-	68	676	-	5,132	5,876	-	5,876
Other	25	3,837	156	11	1,550	5,579	-	5,579
Assets of discontinued operations	-	-	-	-	-	-	-	-
Total Current Assets	95,289	205,565	3,685	82,899	70,877	458,315	123,330	334,985
Property								
Total utility plant	6,290	42,025	42,968	401	20,599	112,283	-	112,283
Property of discontinued operations	-	-	-	-	-	-	-	-
Accumulated depreciation	(2,029)	(17,973)	(10,090)	(286)	(11,751)	(42,129)	-	(42,129)
Net Property	4,261	24,052	32,878	115	8,848	70,154	-	70,154
Deferred Charges								
Regulatory Assets	-	-	-	-	-	-	-	-
Goodwill, net of amortizations	(8,308)	51,121	-	-	22,969	65,782	-	65,782
Long term receivable from associated companies	142,750	-	-	-	-	142,750	142,750	-
Other	-	(86,502)	8,268	-	(7,652)	(85,886)	-	(85,886)
Total Deferred Charges	134,442	(35,381)	8,268	-	15,317	122,646	142,750	(20,104)
Property	(2,500)	-	-	-	35	(2,465)	-	(2,465)
Equity Investments & Other	14,997	-	-	-	-	14,997	14,997	-
TOTAL ASSETS	246,489	194,236	44,831	83,014	95,077	663,647	281,077	382,570

KEYSPAN CORPORATION AND SUBSIDIARIES
Consolidating Balance Sheet
December 31, 2004

($ in thousands)	KeySpan Services, Inc.	KeySpan Business Solutions, LLC (consolidated) (Page F-35)	KeySpan Communications Corp	KeySpan Energy Supply, Inc.	KeySpan Home Energy Services, LLC (consolidated) (Page F-45)	Combined	Eliminations	KeySpan Services, Inc. (consolidated)
LIABILITIES AND CAPITALIZATION								
Current Liabilities								
Current maturities of long-term debt and capital leases	-	-	-	-	-	-	-	-
Accounts payable and accrued expenses	1,661	85,204	2,223	1,182	19,891	110,161	-	110,161
Accounts payable to associated companies	173,275	119,135	1,833	(11,532)	21,982	304,693	138,330	166,363
Commercial paper	-	-	-	-	-	-	-	-
Dividends payable	-	-	-	-	-	-	-	-
Taxes accrued	(8,787)	(10,610)	89	1,560	(529)	(18,277)	-	(18,277)
Customer deposits	-	-	-	-	10	10	-	10
Interest accrued	-	-	-	-	-	-	-	-
Liabilities of discontinued operations	-	-	-	-	-	-	-	-
Total Current Liabilites	166,149	193,729	4,145	(8,790)	41,354	396,587	138,330	258,257
Deferred Credits and Other Liabilities								
Regulatory liabilities	-	-	-	-	-	-	-	-
Deferred income tax	2,443	(2,815)	2,933	(302)	(6,906)	(4,647)	-	(4,647)
Postretirement benefits and other reserves	-	-	-	-	7,606	7,606	-	7,606
Other	-	329	9,205	-	18,814	28,348	-	28,348
Total Deferred Credits and Other Liabilities	2,443	(2,486)	12,138	(302)	19,514	31,307	-	31,307
Capitalization								
Common stock	196,848	142,411	10,257	1,500	-	351,016	154,169	196,847
Retained earnings	(274,152)	(242,006)	(1,709)	75,674	28,870	(413,323)	(139,172)	(274,151)
Other comprehensive income	(2,049)	-	-	(68)	(61)	(2,178)	-	(2,178)
Treasury stock purchased	-	-	-	-	-	-	-	-
Total common equity	(79,353)	(99,595)	8,548	77,106	28,809	(64,485)	14,997	(79,482)
Preferred stock	-	-	-	-	-	-	-	-
Intercompany long-term debt	157,250	102,350	20,000	15,000	5,400	300,000	127,750	172,250
Long-term debt	-	238	-	-	-	238	-	238
Total Capitalization	77,897	2,993	28,548	92,106	34,209	235,753	142,747	93,006
Minority Interest in Subsidiary Companies	-	-	-	-	-	-	-	-
TOTAL LIABILITIES AND CAPITALIZATION	246,489	194,236	44,831	83,014	95,077	663,647	281,077	382,570

KEYSPAN CORPORATION AND SUBSIDIARIES
Consolidating Balance Sheet
December 31, 2004

($ in thousands)	KeySpan Business Solutions, LLC	Granite State Plumbing & Heating, LLC	Northern Peabody, LLC	KeySpan Energy Management, LLC (consolidated) (Page F-37)	Delta KeySpan, LLC	WDF, Inc. (consolidated) (Page F-39)	Binsky & Snyder Service, LLC	Binsky & Snyder, LLC (consolidated) (Page F-41)	Paulus, Sokolowski and Santor, LLC (consolidated) (Page F-43)	Combined	Eliminations	KeySpan Business Solutions, LLC (consolidated)
ASSETS												
Current Assets												
Cash and temporary cash investments	(1,748)	-	-	(170)	-	(89)	-	-	717	(1,290)	-	(1,290)
Customer accounts receivable (less reserve)	-	6,083	3,405	11,766	13,859	43,097	-	31,330	22,099	131,639	-	131,639
Receivables from associated companies	435	-	1	18,658	99	5,221	-	36	1,782	26,232	2,296	23,936
Unbilled revenue	-	395	26	881	1,802	31,742	-	5,068	7,461	47,375	-	47,375
Gas in storage, at average cost	-	-	-	-	-	-	-	-	-	-	-	-
Material and supplies, at average cost	-	-	-	-	-	-	-	68	-	68	-	68
Other	-	45	28	53	16	796	-	15	2,884	3,837	-	3,837
Assets of discontinued operations	-	-	-	-	-	-	-	-	-	-	-	-
Total Current Assets	(1,313)	6,523	3,460	31,188	15,776	80,767	-	36,517	34,943	207,861	2,296	205,565
Property												
Total utility plant	-	506	807	15,227	2,222	5,310	-	5,205	12,748	42,025	-	42,025
Property of discontinued operations	-	-	-	-	-	-	-	-	-	-	-	-
Accumulated depreciation	-	(251)	(392)	(3,020)	(1,367)	(2,810)	-	(3,157)	(6,976)	(17,973)	-	(17,973)
Net Property	-	255	415	12,207	855	2,500	-	2,048	5,772	24,052	-	24,052
Deferred Charges												
Regulatory Assets	-	-	-	-	-	-	-	-	-	-	-	-
Goodwill, net of amortizations	(12)	-	-	-	-	-	-	-	51,133	51,121	-	51,121
Long term receivable from associated companies	-	-	-	-	-	-	-	-	-		-	-
Other	-	(132)	(555)	3,196	(7,566)	(68,749)	-	(12,696)	-	(86,502)	-	(86,502)
Total Deferred Charges	(12)	(132)	(555)	3,196	(7,566)	(68,749)	-	(12,696)	51,133	(35,381)	-	(35,381)
Property	-	-	-	-	-	-	-	-	-		-	-
Equity Investments & Other	(37,463)	-	-	-	-	-	-	-	-	(37,463)	(37,463)	-
TOTAL ASSETS	(38,788)	6,646	3,320	46,591	9,065	14,518	-	25,869	91,848	159,069	(35,167)	194,236

KEYSPAN CORPORATION AND SUBSIDIARIES
Consolidating Balance Sheet
December 31, 2004

($ in thousands)	KeySpan Business Solutions, LLC	Granite State Plumbing & Heating, LLC	Northern Peabody, LLC	KeySpan Energy Management, LLC (consolidated) (Page F-37)	Delta KeySpan, LLC	WDF, Inc. (consolidated) (Page F-39)	Binsky & Snyder Service, LLC	Binsky & Snyder, LLC (consolidated) (Page F-41)	Paulus, Sokolowski and Santor, LLC (consolidated) (Page F-43)	Combined	Eliminations	KeySpan Business Solutions, LLC (consolidated)
LIABILITIES AND CAPITALIZATION												
Current Liabilities												
Current maturities of long-term debt and capital leases	-	-	-	-	-	-	-	-	-	-	-	-
Accounts payable and accrued expenses	-	3,946	1,232	7,042	9,036	35,857	-	17,194	10,897	85,204	-	85,204
Accounts payable to associated companies	(6,092)	-	-	10,108	-	112,217	-	(547)	5,744	121,430	2,295	119,135
Commercial paper	-	-	-	-	-	-	-	-	-	-	-	-
Dividends payable	-	-	-	-	-	-	-	-	-	-	-	-
Taxes accrued	(2,724)	-	-	209	-	(8,130)	-	-	35	(10,610)	-	(10,610)
Customer deposits	-	-	-	-	-	-	-	-	-	-	-	-
Interest accrued	-	-	-	-	-	-	-	-	-	-	-	-
Liabilities of discontinued operations	-	-	-	-	-	-	-	-	-		-	-
Total Current Liabilites	(8,816)	3,946	1,232	17,359	9,036	139,944	-	16,647	16,676	196,024	2,295	193,729
Deferred Credits and Other Liabilities												
Regulatory liabilities	-	-	-	-	-	-	-	-	-	-	-	-
Deferred income tax	825	-	-	(3,326)	-	(2,989)	-	-	2,675	(2,815)	-	(2,815)
Postretirement benefits and other reserves	-	-	-	-	-	-	-	-	-	-	-	-
Other	-	-	88	241	-	-	-	-	-	329	-	329
Total Deferred Credits and Other Liabilities	825	-	88	(3,085)	-	(2,989)	-	-	2,675	(2,486)	-	(2,486)
Capitalization												
Common stock	142,411	1,577	1,882	37,462	14,330	50,674	-	30,021	47,541	325,898	183,487	142,411
Retained earnings	(242,008)	1,123	118	(5,145)	(14,330)	(173,320)	-	(20,799)	(8,026)	(462,387)	(220,381)	(242,006)
Other comprehensive income	-	-	-	-	-	-	-	-	-	-	-	-
Treasury stock purchased	-	-	-	-	-	-	-	-	(568)	(568)	(568)	-
Total common equity	(99,597)	2,700	2,000	32,317	-	(122,646)	-	9,222	38,947	(137,057)	(37,462)	(99,595)
Preferred stock	-	-	-	-	-	-	-	-	-		-	
Intercompany long-term debt	68,800	-	-	-	-	-	-	-	33,550	102,350	-	102,350
Long-term debt	-	-	-	-	29	209	-	-	-	238	-	238
Total Capitalization	(30,797)	2,700	2,000	32,317	29	(122,437)	-	9,222	72,497	(34,469)	(37,462)	2,993
Minority Interest in Subsidiary Companies	-	-	-	-	-	-	-	-	-	-	-	-
TOTAL LIABILITIES AND CAPITALIZATION	(38,788)	6,646	3,320	46,591	9,065	14,518	-	25,869	91,848	159,069	(35,167)	194,236

KEYSPAN CORPORATION AND SUBSIDIARIES
Consolidating Balance Sheet
December 31, 2004

($ in thousands)	KeySpan Energy Management, LLC	Metro	R.D. Mortman, LLC	Combined	Eliminations	KeySpan Energy Management, LLC (consolidated)
ASSETS						
Current Assets						
Cash and temporary cash investments	(173)	-	3	(170)	-	(170)
Customer accounts receivable (less reserve)	4,986	6,221	559	11,766	-	11,766
Receivables from associated companies	27,864	12,762	1,243	41,869	23,211	18,658
Unbilled revenue	838	-	43	881	-	881
Gas in storage, at average cost	-	-	-	-	-	-
Material and supplies, at average cost	-	-	-	-	-	-
Other	9	40	4	53	-	53
Assets of discontinued operations	-	-	-	-	-	-
Total Current Assets	33,524	19,023	1,852	54,399	23,211	31,188
Property						
Total utility plant	366	14,856	5	15,227	-	15,227
Property of discontinued operations	-	-	-	-	-	-
Accumulated depreciation	(278)	(2,737)	(5)	(3,020)	-	(3,020)
Net Property	88	12,119	-	12,207	-	12,207
Deferred Charges						
Regulatory Assets	-	-	-	-	-	-
Goodwill, net of amortizations	12	-	(12)	-	-	-
Long term receivable from associated companies	-	-	-		-	-
Other	3,196	-	-	3,196	-	3,196
Total Deferred Charges	3,208	-	(12)	3,196	-	3,196
Property	-	-	-		-	-
Equity Investments & Other	18,092	-	-	18,092	18,092	-
TOTAL ASSETS	54,912	31,142	1,840	87,894	41,303	46,591

KEYSPAN CORPORATION AND SUBSIDIARIES
Consolidating Balance Sheet
December 31, 2004

($ in thousands)	KeySpan Energy Management, LLC	Metro	R.D. Mortman, LLC	Combined	Eliminations	KeySpan Energy Management, LLC (consolidated)
LIABILITIES AND CAPITALIZATION						
Current Liabilities						
Current maturities of long-term debt and capital leases	-	-	-	-	-	-
Accounts payable and accrued expenses	1,408	5,161	473	7,042	-	7,042
Accounts payable to associated companies	22,977	10,696	(354)	33,319	23,211	10,108
Commercial paper	-	-	-	-	-	-
Dividends payable	-	-	-	-	-	-
Taxes accrued	1,713	191	(1,695)	209	-	209
Customer deposits	-	-	-	-	-	-
Interest accrued	-	-	-	-	-	-
Liabilities of discontinued operations	-	-	-		-	-
Total Current Liabilites	26,098	16,048	(1,576)	40,570	23,211	17,359
Deferred Credits and Other Liabilities						
Regulatory liabilities	-	-	-	-	-	-
Deferred income tax	(3,745)	(171)	590	(3,326)	-	(3,326)
Postretirement benefits and other reserves	-	-	-	-	-	-
Other	241	-	-	241	-	241
Total Deferred Credits and Other Liabilities	(3,504)	(171)	590	(3,085)	-	(3,085)
Capitalization						
Common stock	37,463	14,856	8,537	60,856	23,394	37,462
Retained earnings	(5,145)	409	(5,711)	(10,447)	(5,302)	(5,145)
Other comprehensive income	-	-	-	-	-	-
Treasury stock purchased	-	-	-	-	-	-
Total common equity	32,318	15,265	2,826	50,409	18,092	32,317
Preferred stock	-	-	-		-	
Intercompany long-term debt	-	-	-	-	-	-
Long-term debt	-	-	-	-	-	-
Total Capitalization	32,318	15,265	2,826	50,409	18,092	32,317
Minority Interest in Subsidiary Companies	-	-	-	-	-	-
TOTAL LIABILITIES AND CAPITALIZATION	54,912	31,142	1,840	87,894	41,303	46,591

KEYSPAN CORPORATION AND SUBSIDIARIES
Consolidating Balance Sheet
December 31, 2004

($ in thousands)	WDF Inc.	KSI Contracting, LLC	KSI Electrical, LLC	KSI Mechanical, LLC	Combined	Eliminations	WDF,Inc. (consolidated)
ASSETS							
Current Assets							
Cash and temporary cash investments	-	-	-	(89)	(89)	-	(89)
Customer accounts receivable (less reserve)	46,660	-	-	(3,563)	43,097	-	43,097
Receivables from associated companies	5,221	-	-	3,421	8,642	3,421	5,221
Unbilled revenue	23,330	-	-	8,412	31,742	-	31,742
Gas in storage, at average cost	-	-	-	-	-	-	-
Material and supplies, at average cost	-	-	-	-	-	-	-
Other	796	-	-	-	796	-	796
Assets of discontinued operations	-	-	-	-	-	-	-
Total Current Assets	76,007	-	-	8,181	84,188	3,421	80,767
Property							
Total utility plant	5,310	-	-	-	5,310	-	5,310
Property of discontinued operations	-	-	-	-	-	-	-
Accumulated depreciation	(2,810)	-	-	-	(2,810)	-	(2,810)
Net Property	2,500	-	-	-	2,500	-	2,500
Deferred Charges							
Regulatory Assets	-	-	-	-	-	-	-
Goodwill, net of amortizations	-	-	-	-	-	-	-
Long term receivable from associated companies	-	-	-	-		-	-
Other	(68,749)	-	-	-	(68,749)	-	(68,749)
Total Deferred Charges	(68,749)	-	-	-	(68,749)	-	(68,749)
Property	-	-	-	-		-	-
Equity Investments & Other	(97,146)	-	-	-	(97,146)	(97,146)	-
TOTAL ASSETS	(87,388)	-	-	8,181	(79,207)	(93,725)	14,518

KEYSPAN CORPORATION AND SUBSIDIARIES
Consolidating Balance Sheet
December 31, 2004

($ in thousands)	WDF Inc.	KSI Contracting, LLC	KSI Electrical, LLC	KSI Mechanical, LLC	Combined	Eliminations	WDF,Inc. (consolidated)
LIABILITIES AND CAPITALIZATION							
Current Liabilities							
Current maturities of long-term debt and capital leases	-	-	-	-	-	-	-
Accounts payable and accrued expenses	35,049	-	-	808	35,857	-	35,857
Accounts payable to associated companies	-	-	2,491	113,147	115,638	3,421	112,217
Commercial paper	-	-	-	-	-	-	-
Dividends payable	-	-	-	-	-	-	-
Taxes accrued	-	-	-	(8,130)	(8,130)	-	(8,130)
Customer deposits	-	-	-	-	-	-	-
Interest accrued	-	-	-	-	-	-	-
Liabilities of discontinued operations	-	-	-	-		-	-
Total Current Liabilites	35,049	-	2,491	105,825	143,365	3,421	139,944
Deferred Credits and Other Liabilities							
Regulatory liabilities	-	-	-	-	-	-	-
Deferred income tax	-	-	-	(2,989)	(2,989)	-	(2,989)
Postretirement benefits and other reserves	-	-	-	-	-	-	-
Other	-	-	-	-	-	-	-
Total Deferred Credits and Other Liabilities	-	-	-	(2,989)	(2,989)	-	(2,989)
Capitalization							
Common stock	50,674	-	-	20,474	71,148	20,474	50,674
Retained earnings	(173,320)	-	(2,491)	(115,129)	(290,940)	(117,620)	(173,320)
Other comprehensive income	-	-	-	-	-	-	-
Treasury stock purchased	-	-	-	-	-	-	-
Total common equity	(122,646)	-	(2,491)	(94,655)	(219,792)	(97,146)	(122,646)
Preferred stock	-	-	-	-		-	
Intercompany long-term debt	-	-	-	-	-	-	-
Long-term debt	209	-	-	-	209	-	209
Total Capitalization	(122,437)	-	(2,491)	(94,655)	(219,583)	(97,146)	(122,437)
Minority Interest in Subsidiary Companies	-	-	-	-	-	-	-
TOTAL LIABILITIES AND CAPITALIZATION	(87,388)	-	-	8,181	(79,207)	(93,725)	14,518

KEYSPAN CORPORATION AND SUBSIDIARIES
Consolidating Balance Sheet
December 31, 2004

($ in thousands)	Binsky & Snyder, LLC	Binsky & Snyder Plumbing, LLC	Pro-Formance Sheet Metal, LLC	Combined	Eliminations	Binsky & Snyder, LLC (consolidated)
ASSETS						
Current Assets						
Cash and temporary cash investments	-	-	-	-	-	-
Customer accounts receivable (less reserve)	26,479	-	4,851	31,330	-	31,330
Receivables from associated companies	(13)	-	596	583	547	36
Unbilled revenue	4,433	-	635	5,068	-	5,068
Gas in storage, at average cost	-	-	-	-	-	-
Material and supplies, at average cost	-	-	68	68	-	68
Other	-	-	15	15	-	15
Assets of discontinued operations	-	-	-	-	-	-
Total Current Assets	30,899	-	6,165	37,064	547	36,517
Property						
Total utility plant	4,436	-	769	5,205	-	5,205
Property of discontinued operations	-	-	-	-	-	-
Accumulated depreciation	(3,087)	-	(70)	(3,157)	-	(3,157)
Net Property	1,349	-	699	2,048	-	2,048
Deferred Charges						
Regulatory Assets	-	-	-	-	-	-
Goodwill, net of amortizations	-	-	-	-	-	-
Long term receivable from associated companies	-	-	-		-	-
Other	(8,328)	-	(4,368)	(12,696)	-	(12,696)
Total Deferred Charges	(8,328)	-	(4,368)	(12,696)	-	(12,696)
Property	-	-	-		-	-
Equity Investments & Other	501	-	-	501	501	-
TOTAL ASSETS	24,421	-	2,496	26,917	1,048	25,869

KEYSPAN CORPORATION AND SUBSIDIARIES
Consolidating Balance Sheet
December 31, 2004

($ in thousands)	Binsky & Snyder, LLC	Binsky & Snyder Plumbing, LLC	Pro-Formance Sheet Metal, LLC	Combined	Eliminations	Binsky & Snyder, LLC (consolidated)
LIABILITIES AND CAPITALIZATION						
Current Liabilities						
Current maturities of long-term debt and capital leases	-	-	-	-	-	-
Accounts payable and accrued expenses	15,198	-	1,996	17,194	-	17,194
Accounts payable to associated companies	-	-	-	-	547	(547)
Commercial paper	-	-	-	-	-	-
Dividends payable	-	-	-	-	-	-
Taxes accrued	-	-	-	-	-	-
Customer deposits	-	-	-	-	-	-
Interest accrued	-	-	-	-	-	-
Liabilities of discontinued operations	-	-	-		-	-
Total Current Liabilites	15,198	-	1,996	17,194	547	16,647
Deferred Credits and Other Liabilities						
Regulatory liabilities	-	-	-	-	-	-
Deferred income tax	-	-	-	-	-	-
Postretirement benefits and other reserves	-	-	-	-	-	-
Other	-	-	-	-	-	-
Total Deferred Credits and Other Liabilities	-	-	-	-	-	-
Capitalization						
Common stock	30,021	-	3,179	33,200	3,179	30,021
Retained earnings	(20,798)	-	(2,679)	(23,477)	(2,678)	(20,799)
Other comprehensive income	-	-	-	-	-	-
Treasury stock purchased	-	-	-	-	-	-
Total common equity	9,223	-	500	9,723	501	9,222
Preferred stock	-	-	-		-	
Intercompany long-term debt	-	-	-	-	-	-
Long-term debt	-	-	-	-	-	-
Total Capitalization	9,223	-	500	9,723	501	9,222
Minority Interest in Subsidiary Companies	-	-	-	-	-	-
TOTAL LIABILITIES AND CAPITALIZATION	24,421	-	2,496	26,917	1,048	25,869

KEYSPAN CORPORATION AND SUBSIDIARIES
Consolidating Balance Sheet
December 31, 2004

($ in thousands)	Paulus, Sokolowski and Santor, LLC	KeySpan Engineering Associates, Inc	BR&A	Combined	Eliminations	Paulus, Sokolowski and Sartor, LLC (consolidated)
ASSETS						
Current Assets						
Cash and temporary cash investments	758	(3)	(38)	717	-	717
Customer accounts receivable (less reserve)	11,367	776	9,956	22,099	-	22,099
Receivables from associated companies	1,452	300	205	1,957	175	1,782
Unbilled revenue	4,190	221	3,050	7,461	-	7,461
Gas in storage, at average cost	-	-	-	-	-	-
Material and supplies, at average cost	-	-	-	-	-	-
Other	863	24	1,997	2,884	-	2,884
Assets of discontinued operations	-	-	-	-	-	-
Total Current Assets	18,630	1,318	15,170	35,118	175	34,943
Property						
Total utility plant	10,017	298	2,433	12,748	-	12,748
Property of discontinued operations	-	-	-	-	-	-
Accumulated depreciation	(6,476)	(182)	(318)	(6,976)	-	(6,976)
Net Property	3,541	116	2,115	5,772	-	5,772
Deferred Charges						
Regulatory Assets	-	-	-	-	-	-
Goodwill, net of amortizations	23,464	-	27,669	51,133	-	51,133
Long term receivable from associated companies	-	-	-		-	-
Other	-	-	-	-	-	-
Total Deferred Charges	23,464	-	27,669	51,133	-	51,133
Property	-	-	-		-	-
Equity Investments & Other	22,405	-	-	22,405	22,405	-
TOTAL ASSETS	68,040	1,434	44,954	114,428	22,580	91,848

KEYSPAN CORPORATION AND SUBSIDIARIES
Consolidating Balance Sheet
December 31, 2004

($ in thousands)	Paulus, Sokolowski and Santor, LLC	KeySpan Engineering Associates, Inc	BR&A	Combined	Eliminations	Paulus, Sokolowski and Sartor, LLC (consolidated)
LIABILITIES AND CAPITALIZATION						
Current Liabilities						
Current maturities of long-term debt and capital leases	-	-	-	-	-	-
Accounts payable and accrued expenses	4,372	65	6,460	10,897	-	10,897
Accounts payable to associated companies	1,489	2,939	1,491	5,919	175	5,744
Commercial paper	-	-	-	-	-	-
Dividends payable	-	-	-	-	-	-
Taxes accrued	(139)	-	174	35	-	35
Customer deposits	-	-	-	-	-	-
Interest accrued	-	-	-	-	-	-
Liabilities of discontinued operations	-	-	-		-	-
Total Current Liabilites	5,722	3,004	8,125	16,851	175	16,676
Deferred Credits and Other Liabilities						
Regulatory liabilities	-	-	-	-	-	-
Deferred income tax	2,071	(68)	672	2,675	-	2,675
Postretirement benefits and other reserves	-	-	-	-	-	-
Other	-	-	-	-	-	-
Total Deferred Credits and Other Liabilities	2,071	(68)	672	2,675	-	2,675
Capitalization						
Common stock	47,541	821	20,750	69,112	21,571	47,541
Retained earnings	(8,026)	(2,323)	3,157	(7,192)	834	(8,026)
Other comprehensive income	-	-	-	-	-	-
Treasury stock purchased	(568)	-	-	(568)	-	(568)
Total common equity	38,947	(1,502)	23,907	61,352	22,405	38,947
Preferred stock	-	-	-		-	
Intercompany long-term debt	21,300	-	12,250	33,550	-	33,550
Long-term debt	-	-	-	-	-	-
Total Capitalization	60,247	(1,502)	36,157	94,902	22,405	72,497
Minority Interest in Subsidiary Companies	-	-	-	-	-	-
TOTAL LIABILITIES AND CAPITALIZATION	68,040	1,434	44,954	114,428	22,580	91,848

KEYSPAN CORPORATION AND SUBSIDIARIES
Consolidating Balance Sheet
December 31, 2004

($ in thousands)	KeySpan Home Energy Services, LLC	KeySpan Energy Services, Inc.	KeySpan Energy Solutions, LLC (consolidated) (Page F-47)	KeySpan Home Energy Services (New England), LLC	Fritze KeySpan, LLC (consolidated) (Page F-49)	Combined	Eliminations	KeySpan Home Energy Services, LLC (consolidated)
ASSETS								
Current Assets								
Cash and temporary cash investments	-	815	59	80	(18)	936	-	936
Customer accounts receivable (less reserve)	-	9,385	2,042	1,417	7,045	19,889	-	19,889
Receivables from associated companies	-	26,988	329	5,077	55	32,449	170	32,279
Unbilled revenue	-	9,027	446	-	1,618	11,091	-	11,091
Gas in storage, at average cost	-	-	-	-	-	-	-	-
Material and supplies, at average cost	-	-	2,995	833	1,304	5,132	-	5,132
Other	-	1,173	102	177	98	1,550	-	1,550
Assets of discontinued operations	-	-	-	-	-	-	-	-
Total Current Assets	-	47,388	5,973	7,584	10,102	71,047	170	70,877
Property								
Total utility plant	-	2,875	11,256	1,441	5,027	20,599	-	20,599
Property of discontinued operations	-	-	-	-	-	-	-	-
Accumulated depreciation	-	(1,257)	(6,937)	(1,200)	(2,357)	(11,751)	-	(11,751)
Net Property	-	1,618	4,319	241	2,670	8,848	-	8,848
Deferred Charges								
Regulatory Assets	-	-	-	-	-	-	-	-
Goodwill, net of amortizations	-	-	6,054	14,131	2,784	22,969	-	22,969
Long term receivable from associated companies	-	-	-	-	-		-	-
Other	-	-	-	-	(7,652)	(7,652)	-	(7,652)
Total Deferred Charges	-	-	6,054	14,131	(4,868)	15,317	-	15,317
Property	-	35	-	-	-	35	-	35
Equity Investments & Other	28,871	-	-	-	-	28,871	28,871	-
TOTAL ASSETS	28,871	49,041	16,346	21,956	7,904	124,118	29,041	95,077

KEYSPAN CORPORATION AND SUBSIDIARIES
Consolidating Balance Sheet
December 31, 2004

($ in thousands)	KeySpan Home Energy Services, LLC	KeySpan Energy Services, Inc.	KeySpan Energy Solutions, LLC (consolidated) (Page F-47)	KeySpan Home Energy Services (New England), LLC	Fritze KeySpan, LLC (consolidated) (Page F-49)	Combined	Eliminations	KeySpan Home Energy Services, LLC (consolidated)
LIABILITIES AND CAPITALIZATION								
Current Liabilities								
Current maturities of long-term debt and capital leases	-	-	-	-	-	-	-	-
Accounts payable and accrued expenses	-	9,787	5,066	1,581	3,457	19,891	-	19,891
Accounts payable to associated companies	-	5,475	12,141	3,325	1,211	22,152	170	21,982
Commercial paper	-	-	-	-	-	-	-	-
Dividends payable	-	-	-	-	-	-	-	-
Taxes accrued	-	1,685	(2,180)	136	(170)	(529)	-	(529)
Customer deposits	-	10	-	-	-	10	-	10
Interest accrued	-	-	-	-	-	-	-	-
Liabilities of discontinued operations	-	-	-	-	-		-	-
Total Current Liabilites	-	16,957	15,027	5,042	4,498	41,524	170	41,354
Deferred Credits and Other Liabilities								
Regulatory liabilities	-	-	-	-	-	-	-	-
Deferred income tax	-	(4,673)	(1,831)	(508)	106	(6,906)	-	(6,906)
Postretirement benefits and other reserves	-	7,596	-	-	10	7,606	-	7,606
Other	-	-	12,843	5,971	-	18,814	-	18,814
Total Deferred Credits and Other Liabilities	-	2,923	11,012	5,463	116	19,514	-	19,514
Capitalization								
Common stock	-	48,500	8,886	12,211	31,183	100,780	100,780	-
Retained earnings	28,871	(19,278)	(22,579)	(760)	(29,293)	(43,039)	(71,909)	28,870
Other comprehensive income	-	(61)	-	-	-	(61)	-	(61)
Treasury stock purchased	-	-	-	-	-	-	-	-
Total common equity	28,871	29,161	(13,693)	11,451	1,890	57,680	28,871	28,809
Preferred stock	-	-	-	-	-		-	
Intercompany long-term debt	-	-	4,000	-	1,400	5,400	-	5,400
Long-term debt	-	-	-	-	-	-	-	-
Total Capitalization	28,871	29,161	(9,693)	11,451	3,290	63,080	28,871	34,209
Minority Interest in Subsidiary Companies	-	-	-	-	-	-	-	-
TOTAL LIABILITIES AND CAPITALIZATION	28,871	49,041	16,346	21,956	7,904	124,118	29,041	95,077

KEYSPAN CORPORATION AND SUBSIDIARIES
Consolidating Balance Sheet
December 31, 2004

($ in thousands)	KeySpan Energy Solutions, LLC	KeySpan Plumbing Solutions, Inc.	KeySpan Plumbing & Heating Solutions, LLC	Combined	Eliminations	KeySpan Energy Solutions, LLC (consolidated)
ASSETS						
Current Assets						
Cash and temporary cash investments	181	-	(122)	59	-	59
Customer accounts receivable (less reserve)	2,042	-	-	2,042	-	2,042
Receivables from associated companies	1,237	(256)	(652)	329	-	329
Unbilled revenue	446	-	-	446	-	446
Gas in storage, at average cost	-	-	-	-	-	-
Material and supplies, at average cost	3,033	-	(38)	2,995	-	2,995
Other	159	(3)	(54)	102	-	102
Assets of discontinued operations	-	-	-	-	-	-
Total Current Assets	7,098	(259)	(866)	5,973	-	5,973
Property						
Total utility plant	11,244	-	12	11,256	-	11,256
Property of discontinued operations	-	-	-	-	-	-
Accumulated depreciation	(6,925)	-	(12)	(6,937)	-	(6,937)
Net Property	4,319	-	-	4,319	-	4,319
Deferred Charges						
Regulatory Assets	-	-	-	-	-	-
Goodwill, net of amortizations	6,054	-	-	6,054	-	6,054
Long term receivable from associated companies	-	-	-		-	-
Other	-	-	-	-	-	-
Total Deferred Charges	6,054	-	-	6,054	-	6,054
Property	-	-	-		-	-
Equity Investments & Other	(883)	-	-	(883)	(883)	-
TOTAL ASSETS	16,588	(259)	(866)	15,463	(883)	16,346

KEYSPAN CORPORATION AND SUBSIDIARIES
Consolidating Balance Sheet
December 31, 2004

($ in thousands)	KeySpan Energy Solutions, LLC	KeySpan Plumbing Solutions, Inc.	KeySpan Plumbing & Heating Solutions, LLC	Combined	Eliminations	KeySpan Energy Solutions, LLC (consolidated)
LIABILITIES AND CAPITALIZATION						
Current Liabilities						
Current maturities of long-term debt and capital leases	-	-	-	-	-	-
Accounts payable and accrued expenses	5,192	(4)	(122)	5,066	-	5,066
Accounts payable to associated companies	12,205	-	(64)	12,141	-	12,141
Commercial paper	-	-	-	-	-	-
Dividends payable	-	-	-	-	-	-
Taxes accrued	(2,161)	-	(19)	(2,180)	-	(2,180)
Customer deposits	-	-	-	-	-	-
Interest accrued	-	-	-	-	-	-
Liabilities of discontinued operations	-	-	-		-	-
Total Current Liabilites	15,236	(4)	(205)	15,027	-	15,027
Deferred Credits and Other Liabilities						
Regulatory liabilities	-	-	-	-	-	-
Deferred income tax	(1,799)	-	(32)	(1,831)	-	(1,831)
Postretirement benefits and other reserves	-	-	-	-	-	-
Other	12,843	-	-	12,843	-	12,843
Total Deferred Credits and Other Liabilities	11,044	-	(32)	11,012	-	11,012
Capitalization						
Common stock	8,886	-	-	8,886	-	8,886
Retained earnings	(22,578)	(255)	(629)	(23,462)	(883)	(22,579)
Other comprehensive income	-	-	-	-	-	-
Treasury stock purchased	-	-	-	-	-	-
Total common equity	(13,692)	(255)	(629)	(14,576)	(883)	(13,693)
Preferred stock	-	-	-		-	
Intercompany long-term debt	4,000	-	-	4,000	-	4,000
Long-term debt	-	-	-	-	-	-
Total Capitalization	(9,692)	(255)	(629)	(10,576)	(883)	(9,693)
Minority Interest in Subsidiary Companies	-	-	-	-	-	-
TOTAL LIABILITIES AND CAPITALIZATION	16,588	(259)	(866)	15,463	(883)	16,346

KEYSPAN CORPORATION AND SUBSIDIARIES
Consolidating Balance Sheet
December 31, 2004

($ in thousands)	Fritze KeySpan, LLC	Active Conditioning, LLC	Combined	Eliminations	Fritze KeySpan, LLC (consolidated)
ASSETS					
Current Assets					
Cash and temporary cash investments	-	(18)	(18)	-	(18)
Customer accounts receivable (less reserve)	6,874	171	7,045	-	7,045
Receivables from associated companies	55	-	55	-	55
Unbilled revenue	1,618	-	1,618	-	1,618
Gas in storage, at average cost	-	-	-	-	-
Material and supplies, at average cost	1,304	-	1,304	-	1,304
Other	50	48	98	-	98
Assets of discontinued operations	-	-	-	-	-
Total Current Assets	9,901	201	10,102	-	10,102
Property					
Total utility plant	5,027	-	5,027	-	5,027
Property of discontinued operations	-	-	-	-	-
Accumulated depreciation	(2,357)	-	(2,357)	-	(2,357)
Net Property	2,670	-	2,670	-	2,670
Deferred Charges					
Regulatory Assets	-	-	-	-	-
Goodwill, net of amortizations	-	2,784	2,784	-	2,784
Long term receivable from associated companies	-	-		-	-
Other	(7,652)	-	(7,652)	-	(7,652)
Total Deferred Charges	(7,652)	2,784	(4,868)	-	(4,868)
Property	-	-		-	-
Equity Investments & Other	390	-	390	390	-
TOTAL ASSETS	5,309	2,985	8,294	390	7,904

KEYSPAN CORPORATION AND SUBSIDIARIES
Consolidating Balance Sheet
December 31, 2004

($ in thousands)	Fritze KeySpan, LLC	Active Conditioning, LLC	Combined	Eliminations	Fritze KeySpan, LLC (consolidated)
LIABILITIES AND CAPITALIZATION					
Current Liabilities					
Current maturities of long-term debt and capital leases	-	-	-	-	-
Accounts payable and accrued expenses	3,409	48	3,457	-	3,457
Accounts payable to associated companies	-	1,211	1,211	-	1,211
Commercial paper	-	-	-	-	-
Dividends payable	-	-	-	-	-
Taxes accrued	-	(170)	(170)	-	(170)
Customer deposits	-	-	-	-	-
Interest accrued	-	-	-	-	-
Liabilities of discontinued operations	-	-		-	-
Total Current Liabilites	3,409	1,089	4,498	-	4,498
Deferred Credits and Other Liabilities					
Regulatory liabilities	-	-	-	-	-
Deferred income tax	-	106	106	-	106
Postretirement benefits and other reserves	10	-	10	-	10
Other	-	-	-	-	-
Total Deferred Credits and Other Liabilities	10	106	116	-	116
Capitalization					
Common stock	31,183	1,553	32,736	1,553	31,183
Retained earnings	(29,293)	(1,163)	(30,456)	(1,163)	(29,293)
Other comprehensive income	-	-	-	-	-
Treasury stock purchased	-	-	-	-	-
Total common equity	1,890	390	2,280	390	1,890
Preferred stock	-	-		-	
Intercompany long-term debt	-	1,400	1,400	-	1,400
Long-term debt	-	-	-	-	-
Total Capitalization	1,890	1,790	3,680	390	3,290
Minority Interest in Subsidiary Companies	-	-	-	-	-
TOTAL LIABILITIES AND CAPITALIZATION	5,309	2,985	8,294	390	7,904

KEYSPAN CORPORATION AND SUBSIDIARIES
Consolidating Statement of Income
Year Ended December 31, 2004

($ in thousands)	Keyspan Corporation	KeySpan Exploration and Production, LLC	KeySpan Generation Services, LLC (Consolidated) (Page F-52)	KeySpan Insurance Company	KeySpan Corporate Services, LLC	KeySpan Gas East Corporation	KeySpan Engineering Services, LLC	KeySpan New England, LLC (Consolidated) (Page F-53)	KeySpan Utility Services, LLC	KeySpan Ravenswood Inc.	KeySpan Electrical Services, LLC	KeySpan Energy Trading Services, LLC	VIE	KeySpan Energy Corp. (Consolidated) (Page F-54)	Consolidation Adjustments	Eliminations	KeySpan Corporation (consolidated)
Revenues	619	2,464	346,775	31,610	680,192	1,124,417	116,898	1,536,088	77,488	750,056	481,836	11,786	-	3,146,764	(1,656,527)	-	6,650,466
Operating Expenses																	
Fuel and purchased power	-	-	-	-	-	-	48	495	-	185,428	-	-	-	354,331	-	-	540,302
Purchased gas for resale	-	-	-	-	-	664,857	-	1,001,631	-	-	-	-	-	998,003	-	-	2,664,491
Operations and Maintenance	5,287	632	108,043	32,982	623,429	143,238	116,830	220,497	76,306	393,778	431,186	5,256	(29,837)	1,094,374	(1,654,979)		1,567,022
Depreciation, depletion and amortization	-	44,921	55,864	-	15,241	79,856	10	102,569	5	11,183	5,790	32	14,930	226,245	(4,886)	-	551,760
Operating taxes	-	-	127,731	-	12,291	65,722	3	26,339	(1)	36,756	3,885	1	-	131,528	(43)		404,212
Impairment Charges	-	-	-					-						232,592	(191,627)		40,965
Total Operating Expenses	5,287	45,553	291,638	32,982	650,961	953,673	116,891	1,351,531	76,310	627,145	440,861	5,289	(14,907)	3,037,073	(1,851,535)	-	5,768,752
Income from equity investments	-	-	-	-	-	-	-	-	-	-	-	-	-	46,535	-	-	46,535
Gain on sale of property	-	-	2,000	-	-	-	-	5,021	-	-	-	-	-	-	-	-	7,021
Operating Income	(4,668)	(43,089)	57,137	(1,372)	29,231	170,744	7	189,578	1,178	122,911	40,975	6,497	14,907	156,226	195,008	-	935,270
Other Income (Deductions)																	
Gain on sale of stock	-	-	-	-	-	-	-	-	-	-	-	-	-	388,318	-	-	388,318
Minority Interest	-	-	-	-	-	-	-	-	-	-	-	-	-	(36,797)	-	-	(36,797)
Subsidiary Earnings	514,814	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(514,814)	-
Debt Extinguishment Costs	(40,860)	-	-	-	-	-	-	(5,019)	-	-	-	-	-	-	-	-	(45,879)
Other	154,729	-	4,582	1,372	1,833	836	615	54,868	20	(118)	797	813	-	16,225	(199,447)	(6,534)	30,591
Total Other Income (Deductions)	628,683	-	4,582	1,372	1,833	836	615	49,849	20	(118)	797	813	-	367,753	(199,440)	(521,348)	336,233
Interest Charges	204,509	-	21,910	-	25,507	61,503	249	116,734	1,153	1,374	15,017	518	29,861	82,585	(223,135)	(6,534)	331,251
Earnings (loss) before income taxes	419,506	(43,089)	39,809	-	5,557	110,077	373	122,693	45	121,419	26,755	6,792	(14,954)	441,394	218,703	(514,814)	940,252
Income Taxes																	
Current	(40,096)	626	(6,769)	-	10,869	(18,789)	750	3,484	(1,184)	43,888	(9,126)	2,659	-	200,435	15,162	-	201,909
Deferred	(5,363)	(15,693)	19,016	-	(9,192)	54,616	(906)	44,821	982	13,432	19,431	111	(6,963)	(44,442)	53,780	-	123,630
Total Income Taxes	(45,459)	(15,067)	12,247	-	1,677	35,827	(156)	48,305	(202)	57,320	10,305	2,770	(6,963)	155,993	68,942	-	325,539
Net Income from Continuing Operations	464,965	(28,022)	27,562	-	3,880	74,250	529	74,388	247	64,099	16,450	4,022	(7,991)	285,401	149,739	(514,814)	614,713
Income (Loss) from Discontinued Operations, net of tax	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(151,048)	-	(151,048)
Net Income (Loss)	464,965	(28,022)	27,562	-	3,880	74,250	529	74,388	247	64,099	16,450	4,022	(7,991)	285,401	(1,309)	(514,814)	463,665
Preferred Stock Dividends	(5,604)	-	-	-	-	-	-	-	-	-	-	-	-	-	(8)	-	(5,612)
Net Income available for common shareholders	459,361	(28,022)	27,562	-	3,880	74,250	529	74,388	247	64,099	16,450	4,022	(7,991)	285,401	(1,317)	(514,814)	458,053

KEYSPAN CORPORATION AND SUBSIDIARIES
Consolidating Statement of Income
Year Ended December 31, 2004

($ in thousands)	KeySpan Generation Services, LLC	KeySpan Glenwood Energy Center, LLC	KeySpan Port Jefferson Energy Ctr, LLC	Eliminations	KeySpan Generation, LLC (consolidated)
Revenues	316,716	14,455	15,604	-	346,775
Operating Expenses					
Fuel and purchased power	-	-	-	-	-
Purchased gas for resale	-	-	-	-	-
Operations and Maintenance	102,798	2,927	2,318	-	108,043
Depreciation, depletion and amortization	47,916	3,773	4,175	-	55,864
Operating taxes	127,731	-	-	-	127,731
Impairment Charges	-	-			
Total Operating Expenses	278,445	6,700	6,493	-	291,638
Income from equity investments	-	-	-	-	-
Gain on sale of property	2,000	-	-	-	2,000
Operating Income	40,271	7,755	9,111	-	57,137
Other Income (Deductions)					
Gain on sale of stock	-	-	-	-	-
Minority Interest	-	-	-	-	-
Subsidiary Earnings	6,556	-	-	(6,556)	-
Debt Extinguishment Costs	-	-	-	-	-
Other	3,404	565	613	-	4,582
Total Other Income (Deductions)	9,960	565	613	(6,556)	4,582
Interest Charges	14,884	2,938	4,088	-	21,910
Earnings (loss) before income taxes	35,347	5,382	5,636	(6,556)	39,809
Income Taxes					
Current	(14,411)	4,075	3,567	-	(6,769)
Deferred	22,197	(1,898)	(1,283)	-	19,016
Total Income Taxes	7,786	2,177	2,284	-	12,247
Net Income from Continuing Operations	27,561	3,205	3,352	(6,556)	27,562
Income (Loss) from Discontinued Operations, net of tax	-	-	-	-	-
Net Income (Loss)	27,561	3,205	3,352	(6,556)	27,562

KEYSPAN CORPORATION AND SUBSIDIARIES
Consolidating Statement of Income
Year Ended December 31, 2004

($ in thousands)	KeySpan New England, LLC	Eastern Associated Securities Corp.	Eastern Energy Systems Corp.	Eastern Urban Services, Inc.	Boston Gas Company	Colonial Gas Company	Energy North Natural Gas, Inc.	Essex Gas Company	Mystic Steamship Corporation	PCC Land Company, Inc.	Philadelphia Coke co., Inc.	Eastern Rivermoore Company, Inc.	Transgas Inc.	Eliminations	KeySpan New England, LLC (consolidated)
Revenues	-	-	-	-	1,016,373	283,658	146,051	78,494	-	-	-	646	10,866	-	1,536,088
Operating Expenses															
Fuel and purchased power	-	-	-	-	-	-	-	-	-	-	-	-	495	-	495
Purchased gas for resale	-	-	-	-	664,315	185,423	102,764	49,129	-	-	-	-	-	-	1,001,631
Operations and Maintenance	(10,385)	1	-	-	166,228	33,917	17,172	5,671	-	-	-	-	7,893	-	220,497
Depreciation, depletion and amortization	-	-	-	-	70,731	17,938	7,771	5,020	-	-	-	398	711	-	102,569
Operating taxes	28	-	-	-	18,816	2,642	3,926	894	-	-	-	-	33	-	26,339
Impairment Charges	-														
Total Operating Expenses	(10,357)	1	-	-	920,090	239,920	131,633	60,714	-	-	-	398	9,132	-	1,351,531
Income from equity investments	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Gain on sale of property	-	-	-	-	-	-	-	-	-	-	-	5,021	-	-	5,021
Operating Income	10,357	(1)	-	-	96,283	43,738	14,418	17,780	-	-	-	5,269	1,734	-	189,578
Other Income (Deductions)															
Gain on sale of stock	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Minority Interest	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Subsidiary Earnings	67,683	-	-	-	-	-	-	-	-	-	-	-	-	(67,683)	-
Debt Extinguishment Costs	-	-	-	-	-	-	-	(5,019)	-	-	-	-	-	-	(5,019)
Other	49,411	1	-	-	4,926	(70)	41	505	-	-	-	-	54	-	54,868
Total Other Income (Deductions)	117,094	1	-	-	4,926	(70)	41	(4,514)	-	-	-	-	54	(67,683)	49,849
Interest Charges	49,443	-	206	287	40,831	11,922	5,701	8,197	-	-	-	147	-	-	116,734
Earnings (loss) before income taxes	78,008	-	(206)	(287)	60,378	31,746	8,758	5,069	-	-	-	5,122	1,788	(67,683)	122,693
Income Taxes															
Current	411	-	(72)	(100)	1,559	(818)	(2,637)	2,131	(17)	-	-	1,893	1,134	-	3,484
Deferred	3,207	-	-	-	22,855	13,264	5,886	84	17	-	-	(100)	(392)	-	44,821
Total Income Taxes	3,618	-	(72)	(100)	24,414	12,448	3,249	2,215	-	-	-	1,793	742	-	48,305
Net Income from Continuing Operations	74,390	-	(134)	(187)	35,964	19,300	5,509	2,854	-	-	-	3,329	1,046	(67,683)	74,388
Income (Loss) from Discontinued Operations, net of tax	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net Income (Loss)	74,390	-	(134)	(187)	35,964	19,300	5,509	2,854	-	-	-	3,329	1,046	(67,683)	74,388

KEYSPAN CORPORATION AND SUBSIDIARIES
Consolidating Statement of Income
Year Ended December 31, 2004

($ in thousands)	KeySpan Energy Corporation	GEI Development Corp.	Island Energy Services Company, Inc.	KeySpan Energy Development Corporation (consolidated) (Page F-55)	The Brooklyn Union Gas Company (consolidated) (Page F-56)	KeySpan Services, Inc. (consolidated) (Page F-67)	KeySpan Technologies Inc.	Marguez	KeySpan MHK, Inc.	KeySpan Ravenswood Services, LLC	Eliminations	KeySpan Energy Corporation (consolidated)
Revenues	-	-	-	312,989	1,758,300	666,045	23	-	-	409,407	-	3,146,764
Operating Expenses												
Fuel and purchased power	-	-	-	-	-	80,215	-	-	-	274,116	-	354,331
Purchased gas for resale	-	-	-	-	998,173	(170)	-	-	-	-	-	998,003
Operations and Maintenance	243	(694)	-	68,024	306,322	588,917	121	-	-	131,441	-	1,094,374
Depreciation, depletion and amortization	-	-	-	118,247	95,170	12,803	-	-	12	13	-	226,245
Operating taxes	12	1	-	6,498	122,031	1,785	1	-	-	1,200	-	131,528
Impairment Charges	-	-		26,541	-	206,051						232,592
Total Operating Expenses	255	(693)	-	219,310	1,521,696	889,601	122	-	12	406,770	-	3,037,073
Income from equity investments	-	-	-	36,260	10,275	-	-	-	-	-	-	46,535
Gain on sale of property	-	-	-	-	-	-	-	-	-	-	-	-
Operating Income	(255)	693	-	129,939	246,879	(223,556)	(99)	-	(12)	2,637	-	156,226
Other Income (Deductions)												
Gain on sale of stock	-	-	-	388,318	-	-	-	-	-	-	-	388,318
Minority Interest	-	-	-	(36,797)	-	-	-	-	-	-	-	(36,797)
Subsidiary Earnings	281,923	-	-	-	-	-	-	-	-	-	(281,923)	-
Debt Extinguishment Costs	-	-	-	-	-	-	-	-	-	-	-	-
Other	9	2	-	17,117	(1,876)	1,086	80	-	2	(195)	-	16,225
Total Other Income (Deductions)	281,932	2	-	368,645	(1,876)	1,086	80	-	2	(195)	(281,923)	367,753
Interest Charges	343	-	-	11,947	48,645	19,054	-	-	-	2,596	-	82,585
Earnings (loss) before income taxes	281,334	695	-	486,637	196,358	(241,524)	(19)	-	(10)	(154)	(281,923)	441,394
Income Taxes												
Current	(3,978)	(1)	-	168,843	55,632	(21,168)	523	-	(2)	586	-	200,435
Deferred	(88)	245	-	(10,577)	14,381	(47,726)	(529)	-	(2)	(146)	-	(44,442)
Total Income Taxes	(4,066)	244	-	158,266	70,013	(68,894)	(6)	-	(4)	440	-	155,993
Net Income from Continuing Operations	285,400	451	-	328,371	126,345	(172,630)	(13)	-	(6)	(594)	(281,923)	285,401
Income (Loss) from Discontinued Operations, net of tax	-	-	-	-	-	-	-	-	-	-	-	-
Net Income (Loss)	285,400	451	-	328,371	126,345	(172,630)	(13)	-	(6)	(594)	(281,923)	285,401

KEYSPAN CORPORATION AND SUBSIDIARIES
Consolidating Statement of Income
Year Ended December 31, 2004

($ in thousands)	KeySpan Energy Development Corporation	Broken Bridge Corp.	The Houston Exploration Company	THEC Holdings	KeySpan International Corporation (consolidated) (Page F-57)	KeySpan North East Ventures, Inc. (consolidated) (Page F-59)	LILCO Energy Systems, Inc.	KeySpan Midstream LLC (consolidated) (Page F-58)	Seneca Upshur Petroleum, Inc (consolidated) (Page F-60)	Spagnoli Road, LLC	Eliminations	KeySpan Energy Development Corporation (consolidated)
Revenues	-	-	266,366	1,799	-	2,305	-	25,200	17,319	-	-	312,989
Operating Expenses												
Fuel and purchased power	-	-	-	-	-	-	-	-	-	-	-	-
Purchased gas for resale	-	-	-	-	-	-	-	-	-	-	-	-
Operations and Maintenance	10,034	-	36,447	3,755	144	778	-	11,473	5,397	(4)	-	68,024
Depreciation, depletion and amortization	-	-	104,614	-	-	224	-	4,641	8,768	-	-	118,247
Operating taxes	1,621	-	5,653	-	-	56	-	(1,636)	804	-	-	6,498
Impairment Charges	-	-		-	26,541	-		-	-			26,541
Total Operating Expenses	11,655	-	146,714	3,755	26,685	1,058	-	14,478	14,969	(4)	-	219,310
Income from equity investments	307	-	-	20,757	6,424	-	1,284	5,781	1,707	-	-	36,260
Gain on sale of property	-	-	-	-	-	-	-	-	-	-	-	-
Operating Income	(11,348)	-	119,652	18,801	(20,261)	1,247	1,284	16,503	4,057	4	-	129,939
Other Income (Deductions)												
Gain on sale of stock	-	-	-	329,689	-	-	-	58,629	-	-	-	388,318
Minority Interest	-	-	-	(33,175)	-	(126)	153	(3,649)	-	-	-	(36,797)
Subsidiary Earnings	354,216	-	-	-	-	-	-	-	-	-	(354,216)	-
Debt Extinguishment Costs	-	-	-	-	-	-	-	-	-	-	-	-
Other	67	-	(110)	65	122		-	13,415	3,562	(4)	-	17,117
Total Other Income (Deductions)	354,283	-	(110)	296,579	122	(119)	153	68,395	3,562	(4)	(354,216)	368,645
Interest Charges	166	-	3,484	4	-	-	-	7,273	1,020	-	-	11,947
Earnings (loss) before income taxes	342,769	-	116,058	315,376	(20,139)	1,128	1,437	77,625	6,599	-	(354,216)	486,637
Income Taxes												
Current	14,540	-	22,991	125,290	1,683	705	16	(804)	4,422	-	-	168,843
Deferred	(142)	-	19,565	(12,371)	(9,660)	(247)	503	(5,738)	(2,487)	-	-	(10,577)
Total Income Taxes	14,398	-	42,556	112,919	(7,977)	458	519	(6,542)	1,935	-	-	158,266
Net Income from Continuing Operations	328,371	-	73,502	202,457	(12,162)	670	918	84,167	4,664	-	(354,216)	328,371
Income (Loss) from Discontinued Operations, net of tax	-	-	-	-	-	-	-	-	-	-	-	-
Net Income (Loss)	328,371	-	73,502	202,457	(12,162)	670	918	84,167	4,664	-	(354,216)	328,371

KEYSPAN CORPORATION AND SUBSIDIARIES
Consolidating Statement of Income
Year Ended December 31, 2004

($ in thousands)	The Brooklyn Union Gas Company	Northeast Transmission Company	Eliminations	The Brooklyn Union Gas Company (consolidated)
Revenues	1,758,300	-	-	1,758,300
Operating Expenses				
Fuel and purchased power	-	-	-	-
Purchased gas for resale	998,173	-	-	998,173
Operations and Maintenance	306,322	-	-	306,322
Depreciation, depletion and amortization	95,170	-	-	95,170
Operating taxes	122,031	-	-	122,031
Impairment Charges	-	-		
Total Operating Expenses	1,521,696	-	-	1,521,696
Income from equity investments	-	10,275	-	10,275
Gain on sale of property	-	-	-	-
Operating Income	236,604	10,275	-	246,879
Other Income (Deductions)				
Gain on sale of stock	-	-	-	-
Minority Interest	-	-	-	-
Subsidiary Earnings	6,447	-	(6,447)	-
Debt Extinguishment Costs	-	-	-	-
Other	(1,880)	4	-	(1,876)
Total Other Income (Deductions)	4,567	4	(6,447)	(1,876)
Interest Charges	48,645	-	-	48,645
Earnings (loss) before income taxes	192,526	10,279	(6,447)	196,358
Income Taxes				
Current	54,351	1,281	-	55,632
Deferred	11,830	2,551	-	14,381
Total Income Taxes	66,181	3,832	-	70,013
Net Income from Continuing Operations	126,345	6,447	(6,447)	126,345
Income (Loss) from Discontinued Operations, net of tax	-	-	-	-
Net Income (Loss)	126,345	6,447	(6,447)	126,345

KEYSPAN CORPORATION AND SUBSIDIARIES
Consolidating Statement of Income
Year Ended December 31, 2004

($ in thousands)	KeySpan International Corporation	KeySpan C.I. LTD (consolidated) (Page F-61)	KeySpan C.I.II, LTD (consolidated) (Page F-62)	Eliminations	KeySpan International Corporation (consolidated)
Revenues	-	-	-	-	-
Operating Expenses					
Fuel and purchased power	-	-	-	-	-
Purchased gas for resale	-	-	-	-	-
Operations and Maintenance	-	144	-	-	144
Depreciation, depletion and amortization	-	-	-	-	-
Operating taxes	-	-	-	-	-
Impairment Charges		26,541	-		26,541
Total Operating Expenses	-	26,685	-	-	26,685
Income from equity investments	-	6,424	-	-	6,424
Gain on sale of property	-	-	-	-	-
Operating Income	-	(20,261)	-	-	(20,261)
Other Income (Deductions)					
Gain on sale of stock	-	-	-	-	-
Minority Interest	-	-	-	-	-
Subsidiary Earnings	(12,162)	-	-	12,162	-
Debt Extinguishment Costs	-	-	-	-	-
Other	-	122	-	-	122
Total Other Income (Deductions)	(12,162)	122	-	12,162	122
Interest Charges	-	-	-	-	-
Earnings (loss) before income taxes	(12,162)	(20,139)	-	12,162	(20,139)
Income Taxes					
Current	-	1,683	-	-	1,683
Deferred	-	(9,660)	-	-	(9,660)
Total Income Taxes	-	(7,977)	-	-	(7,977)
Net Income from Continuing Operations	(12,162)	(12,162)	-	12,162	(12,162)
Income (Loss) from Discontinued Operations, net of tax	-	-	-	-	-
Net Income (Loss)	(12,162)	(12,162)	-	12,162	(12,162)

KEYSPAN CORPORATION AND SUBSIDIARIES
Consolidating Statement of Income
Year Ended December 31, 2004

($ in thousands)	KeySpan Midstream, LLC	Keyspan Midstream Limited (Consolidated) (Page F-63)	Eliminations	KeySpan Midstream, LLC (consolidated)
Revenues	-	25,200	-	25,200
Operating Expenses				
Fuel and purchased power	-	-	-	-
Purchased gas for resale	-	-	-	-
Operations and Maintenance	-	11,473	-	11,473
Depreciation, depletion and amortization	-	4,641	-	4,641
Operating taxes	-	(1,636)	-	(1,636)
Impairment Charges	-	-		
Total Operating Expenses	-	14,478	-	14,478
Income from equity investments	-	5,781	-	5,781
Gain on sale of property	-	-	-	-
Operating Income	-	16,503	-	16,503
Other Income (Deductions)				
Gain on sale of stock	-	58,629	-	58,629
Minority Interest	-	(3,649)	-	(3,649)
Subsidiary Earnings	84,170	-	(84,170)	-
Debt Extinguishment Costs	-	-	-	-
Other	-	13,415	-	13,415
Total Other Income (Deductions)	84,170	68,395	(84,170)	68,395
Interest Charges	-	7,273	-	7,273
Earnings (loss) before income taxes	84,170	77,625	(84,170)	77,625
Income Taxes				
Current	-	(804)	-	(804)
Deferred	-	(5,738)	-	(5,738)
Total Income Taxes	-	(6,542)	-	(6,542)
Net Income from Continuing Operations	84,170	84,167	(84,170)	84,167
Income (Loss) from Discontinued Operations, net of tax	-	-	-	-
Net Income (Loss)	84,170	84,167	(84,170)	84,167

KEYSPAN CORPORATION AND SUBSIDIARIES
Consolidating Statement of Income
Year Ended December 31, 2004

($ in thousands)	KeySpan North East Ventures, Inc.	Northeast Gas Markets, LLC	Eliminations	KeySpan North East Ventures, Inc. (consolidated)
Revenues	-	2,305	-	2,305
Operating Expenses				
Fuel and purchased power	-	-	-	-
Purchased gas for resale	-	-	-	-
Operations and Maintenance	9	769	-	778
Depreciation, depletion and amortization	-	224	-	224
Operating taxes	-	56	-	56
Impairment Charges	-	-		
Total Operating Expenses	9	1,049	-	1,058
Income from equity investments	-	-	-	-
Gain on sale of property	-	-	-	-
Operating Income	(9)	1,256	-	1,247
Other Income (Deductions)				
Gain on sale of stock	-	-	-	-
Minority Interest	(126)	-	-	(126)
Subsidiary Earnings	1,262	-	(1,262)	-
Debt Extinguishment Costs	-	-	-	-
Other	-	7	-	7
Total Other Income (Deductions)	1,136	7	(1,262)	(119)
Interest Charges	-	-	-	-
Earnings (loss) before income taxes	1,127	1,263	(1,262)	1,128
Income Taxes				
Current	705	-	-	705
Deferred	(247)	-	-	(247)
Total Income Taxes	458	-	-	458
Net Income from Continuing Operations	669	1,263	(1,262)	670
Income (Loss) from Discontinued Operations, net of tax	-	-	-	-
Net Income (Loss)	669	1,263	(1,262)	670

KEYSPAN CORPORATION AND SUBSIDIARIES
Consolidating Statement of Income
Year Ended December 31, 2004

($ in thousands)	Seneca Upshur Petroleum, Inc	KeySpan East Islander Pipeline, LLC	KeySpan LNG, LLC (consolidated) (Page F-66)	Millenium, LLC	Eliminations	Seneca Upshur Petroleum, Inc (consolidated)
Revenues	9,371	-	7,948	-	-	17,319
Operating Expenses						
Fuel and purchased power	-	-	-	-	-	-
Purchased gas for resale	-	-	-	-	-	-
Operations and Maintenance	2,245	-	3,152	-	-	5,397
Depreciation, depletion and amortization	7,445	-	1,323	-	-	8,768
Operating taxes	589	-	215	-	-	804
Impairment Charges	-	-				
Total Operating Expenses	10,279	-	4,690	-	-	14,969
Income from equity investments	-	1,707	-	-	-	1,707
Gain on sale of property	-	-	-	-	-	-
Operating Income	(908)	1,707	3,258	-	-	4,057
Other Income (Deductions)						
Gain on sale of stock	-	-	-	-	-	-
Minority Interest	-	-	-	-	-	-
Subsidiary Earnings	3,121	-	-	-	(3,121)	-
Debt Extinguishment Costs	-	-	-	-	-	-
Other	3,438	-	124	-	-	3,562
Total Other Income (Deductions)	6,559	-	124	-	(3,121)	3,562
Interest Charges	-	-	1,020	-	-	1,020
Earnings (loss) before income taxes	5,651	1,707	2,362	-	(3,121)	6,599
Income Taxes						
Current	3,278	247	897	-	-	4,422
Deferred	(2,278)	(247)	38	-	-	(2,487)
Total Income Taxes	1,000	-	935	-	-	1,935
Net Income from Continuing Operations	4,651	1,707	1,427	-	(3,121)	4,664
Income (Loss) from Discontinued Operations, net of tax	-	-	-	-	-	-
Net Income (Loss)	4,651	1,707	1,427	-	(3,121)	4,664

KEYSPAN CORPORATION AND SUBSIDIARIES
Consolidating Statement of Income
Year Ended December 31, 2004

($ in thousands)	KeySpan C.I. LTD	KeySpan UK Limited	Eliminations	KeySpan C.I. LTD (consolidated)
Revenues	-	-	-	-
Operating Expenses				
Fuel and purchased power	-	-	-	-
Purchased gas for resale	-	-	-	-
Operations and Maintenance	144	-	-	144
Depreciation, depletion and amortization	-	-	-	-
Operating taxes	-	-	-	-
Impairment Charges	10,429	16,112	-	26,541
Total Operating Expenses	10,573	16,112	-	26,685
Income from equity investments	3,146	3,278	-	6,424
Gain on sale of property	-	-	-	-
Operating Income	(7,427)	(12,834)	-	(20,261)
Other Income (Deductions)				
Gain on sale of stock	-	-	-	-
Minority Interest	-	-	-	-
Subsidiary Earnings	(8,342)	-	8,342	-
Debt Extinguishment Costs	-	-	-	-
Other	122	-	-	122
Total Other Income (Deductions)	(8,220)	-	8,342	122
Interest Charges	-	-	-	-
Earnings (loss) before income taxes	(15,647)	(12,834)	8,342	(20,139)
Income Taxes				
Current	1,683	-	-	1,683
Deferred	(5,168)	(4,492)	-	(9,660)
Total Income Taxes	(3,485)	(4,492)	-	(7,977)
Net Income from Continuing Operations	(12,162)	(8,342)	8,342	(12,162)
Income (Loss) from Discontinued Operations, net of tax	-	-	-	-
Net Income (Loss)	(12,162)	(8,342)	8,342	(12,162)

KEYSPAN CORPORATION AND SUBSIDIARIES
Consolidating Statement of Income
Year Ended December 31, 2004

($ in thousands)	KeySpan C.I.II, LTD	Grupo KeySpan, S. de R.L. de C.V.	Eliminations	KeySpan C.I.II, LTD (consolidated)
Revenues	-	-	-	-
Operating Expenses				
Fuel and purchased power	-	-	-	-
Purchased gas for resale	-	-	-	-
Operations and Maintenance	-	-	-	-
Depreciation, depletion and amortization	-	-	-	-
Operating taxes	-	-	-	-
Impairment Charges	-	-		
Total Operating Expenses	-	-	-	-
Income from equity investments	-	-	-	-
Gain on sale of property	-	-	-	-
Operating Income	-	-	-	-
Other Income (Deductions)				
Gain on sale of stock	-	-	-	-
Minority Interest	-	-	-	-
Subsidiary Earnings	-	-	-	-
Debt Extinguishment Costs	-	-	-	-
Other	-	-	-	-
Total Other Income (Deductions)	-	-	-	-
Interest Charges	-	-	-	-
Earnings (loss) before income taxes	-	-	-	-
Income Taxes				
Current	-	-	-	-
Deferred	-	-	-	-
Total Income Taxes	-	-	-	-
Net Income from Continuing Operations	-	-	-	-
Income (Loss) from Discontinued Operations, net of tax	-	-	-	-
Net Income (Loss)	-	-	-	-

KEYSPAN CORPORATION AND SUBSIDIARIES
Consolidating Statement of Income
Year Ended December 31, 2004

($ in thousands)	KeySpan Midstream Limited	KeySpan Luxembourg S.A.R.L (consolidated) (Page F-64)	Eliminations	KeySpan Midstream Limited (consolidated)
Revenues	-	25,200	-	25,200
Operating Expenses				
Fuel and purchased power	-	-	-	-
Purchased gas for resale	-	-	-	-
Operations and Maintenance	25	11,448	-	11,473
Depreciation, depletion and amortization	-	4,641	-	4,641
Operating taxes	-	(1,636)	-	(1,636)
Impairment Charges	-	-		
Total Operating Expenses	25	14,453	-	14,478
Income from equity investments	-	5,781	-	5,781
Gain on sale of property	-	-	-	-
Operating Income	(25)	16,528	-	16,503
Other Income (Deductions)				
Gain on sale of stock	19,114	39,515	-	58,629
Minority Interest	-	(3,649)	-	(3,649)
Subsidiary Earnings	54,440	-	(54,440)	-
Debt Extinguishment Costs	-	-	-	-
Other	9,967	3,448	-	13,415
Total Other Income (Deductions)	83,521	39,314	(54,440)	68,395
Interest Charges	109	7,164	-	7,273
Earnings (loss) before income taxes	83,387	48,678	(54,440)	77,625
Income Taxes				
Current	(782)	(22)	-	(804)
Deferred	-	(5,738)	-	(5,738)
Total Income Taxes	(782)	(5,760)	-	(6,542)
Net Income from Continuing Operations	84,169	54,438	(54,440)	84,167
Income (Loss) from Discontinued Operations, net of tax	-	-	-	-
Net Income (Loss)	84,169	54,438	(54,440)	84,167

KEYSPAN CORPORATION AND SUBSIDIARIES
Consolidating Statement of Income
Year Ended December 31, 2004

($ in thousands)	KeySpan Luxembourg S.A.R.L	Nicodama Beheer V.B.V. (consolidated) (Page F-65)	Eliminations	KeySpan Luxembourg S.A.R.L (consolidated)
Revenues	-	25,200	-	25,200
Operating Expenses				
Fuel and purchased power	-	-	-	-
Purchased gas for resale	-	-	-	-
Operations and Maintenance	63	11,385	-	11,448
Depreciation, depletion and amortization	-	4,641	-	4,641
Operating taxes	-	(1,636)	-	(1,636)
Impairment Charges	-	-		
Total Operating Expenses	63	14,390	-	14,453
Income from equity investments	-	5,781	-	5,781
Gain on sale of property	-	-	-	-
Operating Income	(63)	16,591	-	16,528
Other Income (Deductions)				
Gain on sale of stock	-	39,515	-	39,515
Minority Interest	-	(3,649)	-	(3,649)
Subsidiary Earnings	54,708	-	(54,708)	-
Debt Extinguishment Costs	-	-	-	-
Other	2,609	839	-	3,448
Total Other Income (Deductions)	57,317	36,705	(54,708)	39,314
Interest Charges	2,558	4,606	-	7,164
Earnings (loss) before income taxes	54,696	48,690	(54,708)	48,678
Income Taxes				
Current	(4)	(18)	-	(22)
Deferred	261	(5,999)	-	(5,738)
Total Income Taxes	257	(6,017)	-	(5,760)
Net Income from Continuing Operations	54,439	54,707	(54,708)	54,438
Income (Loss) from Discontinued Operations, net of tax	-	-	-	-
Net Income (Loss)	54,439	54,707	(54,708)	54,438

KEYSPAN CORPORATION AND SUBSIDIARIES
Consolidating Statement of Income
Year Ended December 31, 2004

($ in thousands)	Nicodama Beheer V.B.V.	KeySpan Energy Development Co.	Eliminations	Nicodama Beheer V.B.V. (consolidated)
Revenues	-	25,200	-	25,200
Operating Expenses				
Fuel and purchased power	-	-	-	-
Purchased gas for resale	-	-	-	-
Operations and Maintenance	18	11,367	-	11,385
Depreciation, depletion and amortization	33	4,608	-	4,641
Operating taxes	-	(1,636)	-	(1,636)
Impairment Charges	-	-	-	-
Total Operating Expenses	51	14,339	-	14,390
Income from equity investments	-	5,781	-	5,781
Gain on sale of property	-	-	-	-
Operating Income	(51)	16,642	-	16,591
Other Income (Deductions)				
Gain on sale of stock	-	39,515	-	39,515
Minority Interest	-	(3,649)	-	(3,649)
Subsidiary Earnings	54,742	-	(54,742)	-
Debt Extinguishment Costs	-	-	-	-
Other	(1)	840	-	839
Total Other Income (Deductions)	54,741	36,706	(54,742)	36,705
Interest Charges	-	4,606	-	4,606
Earnings (loss) before income taxes	54,690	48,742	(54,742)	48,690
Income Taxes				
Current	(18)	-	-	(18)
Deferred	-	(5,999)	-	(5,999)
Total Income Taxes	(18)	(5,999)	-	(6,017)
Net Income from Continuing Operations	54,708	54,741	(54,742)	54,707
Income (Loss) from Discontinued Operations, net of tax	-	-	-	-
Net Income (Loss)	54,708	54,741	(54,742)	54,707

KEYSPAN CORPORATION AND SUBSIDIARIES
Consolidating Statement of Income
Year Ended December 31, 2004

($ in thousands)	KeySpan LNG LP, LLC	KeySpan LNG GP, LLC	KeySpan LNG, Partnership	Eliminations	KeySpan LNG LP, LLC (consolidated)
Revenues	-	-	7,948	-	7,948
Operating Expenses					
Fuel and purchased power	-	-	-	-	-
Purchased gas for resale	-	-	-	-	-
Operations and Maintenance	1	-	3,151	-	3,152
Depreciation, depletion and amortization	14	-	1,309	-	1,323
Operating taxes	-	-	215	-	215
Impairment Charges	-	-	-	-	-
Total Operating Expenses	15	-	4,675	-	4,690
Income from equity investments	-	-	-	-	-
Gain on sale of property	-	-	-	-	-
Operating Income	(15)	-	3,273	-	3,258
Other Income (Deductions)					
Gain on sale of stock	-	-	-	-	-
Minority Interest	-	-	-	-	-
Subsidiary Earnings	2,043	10	-	(2,053)	-
Debt Extinguishment Costs	-	-	-	-	-
Other	21	-	103	-	124
Total Other Income (Deductions)	2,064	10	103	(2,053)	124
Interest Charges	1,078	-	(58)	-	1,020
Earnings (loss) before income taxes	971	10	3,434	(2,053)	2,362
Income Taxes					
Current	(324)	-	1,221	-	897
Deferred	(123)	-	161	-	38
Total Income Taxes	(447)	-	1,382	-	935
Net Income from Continuing Operations	1,418	10	2,052	(2,053)	1,427
Income (Loss) from Discontinued Operations, net of tax	-	-	-	-	-
Net Income (Loss)	1,418	10	2,052	(2,053)	1,427

KEYSPAN CORPORATION AND SUBSIDIARIES
Consolidating Statement of Income
Year Ended December 31, 2004

($ in thousands)	KeySpan Services, Inc.	KeySpan Communications Corp	KeySpan Business Solutions, LLC (consolidated) (Page F-68)	KeySpan Energy Supply, Inc.	KeySpan Home Energy Services, LLC (consolidated) (Page F-69)	Eliminations	KeySpan Services, Inc. (consolidated)
Revenues	-	12,472	407,402	46,264	199,907	-	666,045
Operating Expenses							
Fuel and purchased power	-	-	-	-	80,215	-	80,215
Purchased gas for resale	-	-	-	-	(170)	-	(170)
Operations and Maintenance	20,439	6,908	416,301	3,730	141,539	-	588,917
Depreciation, depletion and amortization	2,755	2,408	4,823	154	2,663	-	12,803
Operating taxes	-	1,612	-	173	-	-	1,785
Impairment Charges	8,308	-	173,054		24,689	-	206,051
Total Operating Expenses	31,502	10,928	594,178	4,057	248,936	-	889,601
Income from equity investments	-	-	-	-	-	-	-
Gain on sale of property	-	-	-	-	-	-	-
Operating Income	(31,502)	1,544	(186,776)	42,207	(49,029)	-	(223,556)
Other Income (Deductions)							
Gain on sale of stock	-	-	-	-	-	-	-
Minority Interest	-	-	-	-	-	-	-
Subsidiary Earnings	(143,192)	-	-	-	-	143,192	-
Debt Extinguishment Costs	-	-	-	-	-	-	-
Other	5,080	64	868	2,722	863	(8,511)	1,086
Total Other Income (Deductions)	(138,112)	64	868	2,722	863	134,681	1,086
Interest Charges	9,820	1,465	12,138	1,096	3,046	(8,511)	19,054
Earnings (loss) before income taxes	(179,434)	143	(198,046)	43,833	(51,212)	143,192	(241,524)
Income Taxes							
Current	(10,121)	(1,139)	(16,227)	18,261	(11,942)	-	(21,168)
Deferred	3,310	1,194	(45,280)	(283)	(6,667)	-	(47,726)
Total Income Taxes	(6,811)	55	(61,507)	17,978	(18,609)	-	(68,894)
Net Income from Continuing Operations	(172,623)	88	(136,539)	25,855	(32,603)	143,192	(172,630)
Income (Loss) from Discontinued Operations, net of tax	-	-	-	-	-	-	-
Net Income (Loss)	(172,623)	88	(136,539)	25,855	(32,603)	143,192	(172,630)

KEYSPAN CORPORATION AND SUBSIDIARIES
Consolidating Statement of Income
Year Ended December 31, 2004

($ in thousands)	KeySpan Business Solutions, LLC	Binsky & Snyder, LLC (consolidated) (Page F-70)	Delta KeySpan, LLC	Granite State Plumbing & Heating, LLC	KeySpan Energy Management, LLC (consolidated) (Page F-71)	Northern Peabody, LLC	Paulus, Sokolowski and Santor, LLC (consolidated) (Page F-72)	WDF, Inc. (consolidated) (Page F-73)	Binsky & Snyder Service, LLC	Eliminations	KeySpan Business Solutions, LLC (consolidated)
Revenues	-	129,858	44,829	25,224	21,824	13,628	72,944	99,095	-	-	407,402
Operating Expenses											
Fuel and purchased power	-	-	-	-	-	-	-	-	-	-	-
Purchased gas for resale	-	-	-	-	-	-	-	-	-	-	-
Operations and Maintenance	-	121,549	44,808	24,246	19,324	13,605	67,113	125,656	-	-	416,301
Depreciation, depletion and amortization	-	836	327	92	584	152	2,306	526	-	-	4,823
Operating taxes	-	-	-	-	-	-	-	-	-	-	-
Impairment Charges	-	43,312	18,139	300	6,116	676	-	104,511	-	-	173,054
Total Operating Expenses	-	165,697	63,274	24,638	26,024	14,433	69,419	230,693	-	-	594,178
Income from equity investments	-	-	-	-	-	-	-	-	-	-	-
Gain on sale of property	-	-	-	-	-	-	-	-	-	-	-
Operating Income	-	(35,839)	(18,445)	586	(4,200)	(805)	3,525	(131,598)	-	-	(186,776)
Other Income (Deductions)											
Gain on sale of stock	-	-	-	-	-	-	-	-	-	-	-
Minority Interest	-	-	-	-	-	-	-	-	-	-	-
Subsidiary Earnings	(136,549)	-	-	-	-	-	-	-	-	136,549	-
Debt Extinguishment Costs	-	-	-	-	-	-	-	-	-	-	-
Other	-	515	12	11	203	8	81	38	-	-	868
Total Other Income (Deductions)	(136,549)	515	12	11	203	8	81	38	-	136,549	868
Interest Charges	-	1,685	806	51	-	103	2,150	7,343	-	-	12,138
Earnings (loss) before income taxes	(136,549)	(37,009)	(19,239)	546	(3,997)	(900)	1,456	(138,903)	-	136,549	(198,046)
Income Taxes											
Current	73	2,625	(770)	313	1,323	(131)	(1,560)	(18,100)	-	-	(16,227)
Deferred	(88)	(5,087)	(6,294)	(92)	(2,035)	(194)	2,237	(33,727)	-	-	(45,280)
Total Income Taxes	(15)	(2,462)	(7,064)	221	(712)	(325)	677	(51,827)	-	-	(61,507)
Net Income from Continuing Operations	(136,534)	(34,547)	(12,175)	325	(3,285)	(575)	779	(87,076)	-	136,549	(136,539)
Income (Loss) from Discontinued Operations, net of tax	-	-	-	-	-	-	-	-	-	-	-
Net Income (Loss)	(136,534)	(34,547)	(12,175)	325	(3,285)	(575)	779	(87,076)	-	136,549	(136,539)

KEYSPAN CORPORATION AND SUBSIDIARIES
Consolidating Statement of Income
Year Ended December 31, 2004

($ in thousands)	KeySpan Home Energy Services, LLC	Fritze KeySpan, LLC (consolidated) (Page F-74)	KeySpan Energy Services, Inc.	KeySpan Energy Solutions, LLC (consolidated) (Page F-75)	KeySpan Home Energy Services (New England), LLC	Eliminations	KeySpan Home Energy Services, LLC (consolidated)
Revenues	-	28,523	86,557	58,121	26,706	-	199,907
Operating Expenses							
Fuel and purchased power	-	-	80,215	-	-	-	80,215
Purchased gas for resale	-	-	(170)	-	-	-	(170)
Operations and Maintenance	-	41,863	3,716	70,975	24,985	-	141,539
Depreciation, depletion and amortization	-	495	286	1,766	116	-	2,663
Operating taxes	-	-	-	-	-	-	-
Impairment Charges	-	24,689	-	-	-	-	24,689
Total Operating Expenses	-	67,047	84,047	72,741	25,101	-	248,936
Income from equity investments	-	-	-	-	-	-	-
Gain on sale of property	-	-	-	-	-	-	-
Operating Income	-	(38,524)	2,510	(14,620)	1,605	-	(49,029)
Other Income (Deductions)							
Gain on sale of stock	-	-	-	-	-	-	-
Minority Interest	-	-	-	-	-	-	-
Subsidiary Earnings	(32,604)	-	-	-	-	32,604	-
Debt Extinguishment Costs	-	-	-	-	-	-	-
Other	-	(36)	813	6	80	-	863
Total Other Income (Deductions)	(32,604)	(36)	813	6	80	32,604	863
Interest Charges	-	1,789	572	685	-	-	3,046
Earnings (loss) before income taxes	(32,604)	(40,349)	2,751	(15,299)	1,685	32,604	(51,212)
Income Taxes							
Current	-	(7,530)	1,405	(6,464)	647	-	(11,942)
Deferred	-	(6,835)	(212)	331	49	-	(6,667)
Total Income Taxes	-	(14,365)	1,193	(6,133)	696	-	(18,609)
Net Income from Continuing Operations	(32,604)	(25,984)	1,558	(9,166)	989	32,604	(32,603)
Income (Loss) from Discontinued Operations, net of tax	-	-	-	-	-	-	-
Net Income (Loss)	(32,604)	(25,984)	1,558	(9,166)	989	32,604	(32,603)

KEYSPAN CORPORATION AND SUBSIDIARIES
Consolidating Statement of Income
Year Ended December 31, 2004

($ in thousands)	Binsky & Snyder, LLC	Binsky & Snyder Plumbing, LLC	Pro-Formance Sheet Metal, LLC	Eliminations	Binsky & Snyder, LLC (consolidated)
Revenues	122,107	-	7,751	-	129,858
Operating Expenses					
Fuel and purchased power	-	-	-	-	-
Purchased gas for resale	-	-	-	-	-
Operations and Maintenance	113,778	-	7,771	-	121,549
Depreciation, depletion and amortization	766	-	70	-	836
Operating taxes	-	-	-	-	-
Impairment Charges	38,944	-	4,368	-	43,312
Total Operating Expenses	153,488	-	12,209	-	165,697
Income from equity investments	-	-	-	-	-
Gain on sale of property	-	-	-	-	-
Operating Income	(31,381)	-	(4,458)	-	(35,839)
Other Income (Deductions)					
Gain on sale of stock	-	-	-	-	-
Minority Interest	-	-	-	-	-
Subsidiary Earnings	(2,679)	-	-	2,679	-
Debt Extinguishment Costs	-	-	-	-	-
Other	515	-	-	-	515
Total Other Income (Deductions)	(2,164)	-	-	2,679	515
Interest Charges	1,684	-	1	-	1,685
Earnings (loss) before income taxes	(35,229)	-	(4,459)	2,679	(37,009)
Income Taxes					
Current	2,641	-	(16)	-	2,625
Deferred	(3,324)	-	(1,763)	-	(5,087)
Total Income Taxes	(683)	-	(1,779)	-	(2,462)
Net Income from Continuing Operations	(34,546)	-	(2,680)	2,679	(34,547)
Income (Loss) from Discontinued Operations, net of tax	-	-	-	-	-
Net Income (Loss)	(34,546)	-	(2,680)	2,679	(34,547)

KEYSPAN CORPORATION AND SUBSIDIARIES
Consolidating Statement of Income
Year Ended December 31, 2004

($ in thousands)	KeySpan Energy Management, LLC	Metro Energy, LLC	R.D. Mortman, LLC	Eliminations	KeySpan Energy Management, LLC (consolidated)
Revenues	14,969	4,394	2,461	-	21,824
Operating Expenses					
Fuel and purchased power	-	-	-	-	-
Purchased gas for resale	-	-	-	-	-
Operations and Maintenance	13,842	3,106	2,376	-	19,324
Depreciation, depletion and amortization	62	522	-	-	584
Operating taxes	-	-	-	-	-
Impairment Charges	-	-	6,116	-	6,116
Total Operating Expenses	13,904	3,628	8,492	-	26,024
Income from equity investments	-	-	-	-	-
Gain on sale of property	-	-	-	-	-
Operating Income	1,065	766	(6,031)	-	(4,200)
Other Income (Deductions)					
Gain on sale of stock	-	-	-	-	-
Minority Interest	-	-	-	-	-
Subsidiary Earnings	(4,112)	-	-	4,112	-
Debt Extinguishment Costs	-	-	-	-	-
Other	176	-	27	-	203
Total Other Income (Deductions)	(3,936)	-	27	4,112	203
Interest Charges	-	-	-	-	-
Earnings (loss) before income taxes	(2,871)	766	(6,004)	4,112	(3,997)
Income Taxes					
Current	1,066	528	(271)	-	1,323
Deferred	(651)	(171)	(1,213)	-	(2,035)
Total Income Taxes	415	357	(1,484)	-	(712)
Net Income from Continuing Operations	(3,286)	409	(4,520)	4,112	(3,285)
Income (Loss) from Discontinued Operations, net of tax	-	-	-	-	-
Net Income (Loss)	(3,286)	409	(4,520)	4,112	(3,285)

KEYSPAN CORPORATION AND SUBSIDIARIES
Consolidating Statement of Income
Year Ended December 31, 2004

($ in thousands)	Paulus, Sokolowski and Santor, LLC	BRA (BR + A) Consulting Engineers, LLC	KeySpan Engineering Associates, Inc	Eliminations	Paulus, Sokolowski and Santor, LLC (consolidated)
Revenues	41,004	30,663	2,046	(769)	72,944
Operating Expenses					
Fuel and purchased power	-	-	-	-	-
Purchased gas for resale	-	-	-	-	-
Operations and Maintenance	38,041	27,707	2,134	(769)	67,113
Depreciation, depletion and amortization	934	1,336	36	-	2,306
Operating taxes	-	-	-	-	-
Impairment Charges	-	-	-	-	-
Total Operating Expenses	38,975	29,043	2,170	(769)	69,419
Income from equity investments	-	-	-	-	-
Gain on sale of property	-	-	-	-	-
Operating Income	2,029	1,620	(124)	-	3,525
Other Income (Deductions)					
Gain on sale of stock	-	-	-	-	-
Minority Interest	-	-	-	-	-
Subsidiary Earnings	564	-	-	(564)	-
Debt Extinguishment Costs	-	-	-	-	-
Other	45	36	-	-	81
Total Other Income (Deductions)	609	36	-	(564)	81
Interest Charges	1,547	570	33	-	2,150
Earnings (loss) before income taxes	1,091	1,086	(157)	(564)	1,456
Income Taxes					
Current	(464)	(1,022)	(74)	-	(1,560)
Deferred	774	1,486	(23)	-	2,237
Total Income Taxes	310	464	(97)	-	677
Net Income from Continuing Operations	781	622	(60)	(564)	779
Income (Loss) from Discontinued Operations, net of tax	-	-	-	-	-
Net Income (Loss)	781	622	(60)	(564)	779

KEYSPAN CORPORATION AND SUBSIDIARIES
Consolidating Statement of Income
Year Ended December 31, 2004

($ in thousands)	WDF Inc.	KSI Contracting, LLC	KSI Electrical, LLC	KSI Mechanical, LLC	Eliminations	WDF,Inc. (consolidated)
Revenues	99,095	-	-	-	-	99,095
Operating Expenses						
Fuel and purchased power	-	-	-	-	-	-
Purchased gas for resale	-	-	-	-	-	-
Operations and Maintenance	119,904	-	-	5,752	-	125,656
Depreciation, depletion and amortization	526	-	-	-	-	526
Operating taxes	-	-	-	-	-	-
Impairment Charges	104,511	-	-	-	-	104,511
Total Operating Expenses	224,941	-	-	5,752	-	230,693
Income from equity investments	-	-	-	-	-	-
Gain on sale of property	-	-	-	-	-	-
Operating Income	(125,846)	-	-	(5,752)	-	(131,598)
Other Income (Deductions)						
Gain on sale of stock	-	-	-	-	-	-
Minority Interest	-	-	-	-	-	-
Subsidiary Earnings	(5,803)	-	-	-	5,803	-
Debt Extinguishment Costs	-	-	-	-	-	-
Other	38	-	-	-	-	38
Total Other Income (Deductions)	(5,765)	-	-	-	5,803	38
Interest Charges	3,458	-	-	3,885	-	7,343
Earnings (loss) before income taxes	(135,069)	-	-	(9,637)	5,803	(138,903)
Income Taxes						
Current	(12,409)	-	-	(5,691)	-	(18,100)
Deferred	(35,584)	-	-	1,857	-	(33,727)
Total Income Taxes	(47,993)	-	-	(3,834)	-	(51,827)
Net Income from Continuing Operations	(87,076)	-	-	(5,803)	5,803	(87,076)
Income (Loss) from Discontinued Operations, net of tax	-	-	-	-	-	-
Net Income (Loss)	(87,076)	-	-	(5,803)	5,803	(87,076)

KEYSPAN CORPORATION AND SUBSIDIARIES
Consolidating Statement of Income
Year Ended December 31, 2004

($ in thousands)	Fritze KeySpan, LLC	Active Conditioning, LLC	Eliminations	Fritze KeySpan, LLC (consolidated)
Revenues	26,032	2,491	-	28,523
Operating Expenses				
Fuel and purchased power	-	-	-	-
Purchased gas for resale	-	-	-	-
Operations and Maintenance	38,039	3,824	-	41,863
Depreciation, depletion and amortization	453	42	-	495
Operating taxes	-	-	-	-
Impairment Charges	24,689	-	-	24,689
Total Operating Expenses	63,181	3,866	-	67,047
Income from equity investments	-	-	-	-
Gain on sale of property	-	-	-	-
Operating Income	(37,149)	(1,375)	-	(38,524)
Other Income (Deductions)				
Gain on sale of stock	-	-	-	-
Minority Interest	-	-	-	-
Subsidiary Earnings	(919)	-	919	-
Debt Extinguishment Costs	-	-	-	-
Other	-	(36)	-	(36)
Total Other Income (Deductions)	(919)	(36)	919	(36)
Interest Charges	1,627	162	-	1,789
Earnings (loss) before income taxes	(39,695)	(1,573)	919	(40,349)
Income Taxes				
Current	(6,895)	(635)	-	(7,530)
Deferred	(6,816)	(19)	-	(6,835)
Total Income Taxes	(13,711)	(654)	-	(14,365)
Net Income from Continuing Operations	(25,984)	(919)	919	(25,984)
Income (Loss) from Discontinued Operations, net of tax	-	-	-	-
Net Income (Loss)	(25,984)	(919)	919	(25,984)

KEYSPAN CORPORATION AND SUBSIDIARIES
Consolidating Statement of Income
Year Ended December 31, 2004

($ in thousands)	KeySpan Energy Solutions, LLC	KeySpan Plumbing & Heating Solutions, LLC	KeySpan Plumbing Solutions, Inc.	Eliminations	KeySpan Energy Solutions, LLC (consolidated)
Revenues	48,959	-	9,162	-	58,121
Operating Expenses					
Fuel and purchased power	-	-	-	-	-
Purchased gas for resale	-	-	-	-	-
Operations and Maintenance	64,094	-	6,881	-	70,975
Depreciation, depletion and amortization	1,766	-	-	-	1,766
Operating taxes	-	-	-	-	-
Impairment Charges	-	-	-	-	-
Total Operating Expenses	65,860	-	6,881	-	72,741
Income from equity investments	-	-	-	-	-
Gain on sale of property	-	-	-	-	-
Operating Income	(16,901)	-	2,281	-	(14,620)
Other Income (Deductions)					
Gain on sale of stock	-	-	-	-	-
Minority Interest	-	-	-	-	-
Subsidiary Earnings	(244)	-	-	244	-
Debt Extinguishment Costs	-	-	-	-	-
Other	2,540	-	(2,534)	-	6
Total Other Income (Deductions)	2,296	-	(2,534)	244	6
Interest Charges	685	-	-	-	685
Earnings (loss) before income taxes	(15,290)	-	(253)	244	(15,299)
Income Taxes					
Current	(6,487)	-	23	-	(6,464)
Deferred	363	-	(32)	-	331
Total Income Taxes	(6,124)	-	(9)	-	(6,133)
Net Income from Continuing Operations	(9,166)	-	(244)	244	(9,166)
Income (Loss) from Discontinued Operations, net of tax	-	-	-	-	-
Net Income (Loss)	(9,166)	-	(244)	244	(9,166)

KEYSPAN CORPORATION AND SUBSIDIARIES
Consolidating Statement of Cash Flow
Year Ended December 31, 2004

(\$ in thousands)	Keyspan Corporation	KeySpan Exploration and Production, LLC	KeySpan Generation Services, LLC (Consolidated) (Page F-77)	KeySpan Insurance Company	KeySpan Corporate Services, LLC	KeySpan Gas East Corporation	KeySpan Engineering Services, LLC	KeySpan New England, LLC (Consolidated) (Page F-79)	KeySpan Utility Services, LLC	KeySpan Ravenswood Inc.	KeySpan Electrical Services, LLC	KeySpan Energy Trading Services, LLC	VIE	KeySpan Energy Corp. (Consolidated) (Page F-78)	Combined	Eliminations and Consolidated Adjustments	KeySpan Corporation (consolidated)
Operating Activities																	
Net income (Loss)	484,965	(28,022)	27,562	-	3,880	74,250	529	74,388	247	64,099	16,450	4,022	(7,991)	285,401	979,780	(516,115)	463,665
Adjustments to reconcile net income to net cash	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Provided by (used in) operating activities:	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Depreciation, depletion, and amortization	-	44,921	55,864	-	15,241	79,856	10	102,569	5	11,183	5,790	32	14,930	226,245	556,646	(4,886)	551,760
Deferred income tax	(5,363)	(15,693)	19,016	-	(9,192)	54,616	(906)	44,821	982	13,432	19,431	111	(6,963)	(44,442)	69,850	53,780	123,630
Income from equity investments	-	-	-	-	-	-	-	-	-	-	-	-	-	(46,535)	(46,535)	-	(46,535)
Dividends from equity investments	-	-	-	-	-	-	-	-	-	-	-	-	-	14,162	14,162	-	14,162
Amortization of interest rate swap	(2,265)	-	-	-	-	-	-	-	-	-	-	-	-	-	(2,265)	-	(2,265)
(Gain) on interest rate swap	(12,656)	-	-	-	-	-	-	-	-	-	-	-	-	-	(12,656)	-	(12,656)
(Gain) on loss on disposal of subsidiary stock	-	-	-	-	-	-	-	-	-	-	-	-	-	(388,318)	(388,318)	-	(388,318)
(Gain) on sale of assets	-	-	(2,000)	-	-	-	-	(5,021)	-	-	-	-	-	-	(7,021)	-	(7,021)
Impairment charges	-	-	-	-	-	-	-	-	-	-	-	-	-	232,592	232,592	(191,627)	40,965
Loss/ Income from Discontinued Operations																151,048	151,048
Subsidiary Earnings	(514,814)	-	-	-	-	-	-	-	-	-	-	-	-	-	(514,814)	514,814	-
Minority interest	-	-	-	-	-	-	-	-	-	-	-	-	-	36,797	36,797	-	36,797
Changes in working capital	(20,438)	(1,212)	31,512	812	14,379	(39,173)	(3,597)	(26,103)	1,279	4,200	(20,565)	8,449	74	(109,499)	(159,882)	(15,280)	(175,162)
Net cash provided by (used in) operating activities	(90,571)	(6)	131,954	812	24,308	169,549	(3,964)	190,654	2,513	92,914	21,106	12,614	50	206,403	758,336	(8,266)	750,070
Investing Activities																	
Construction expenditures	(13)	(58)	(38,719)	-	(10,447)	(108,658)	(969)	(145,650)	(140)	(91,127)	(13,750)	(172)	-	(341,941)	(751,644)	1,315	(750,329)
Cost of Removal	-	-	(12,575)	-	(105)	(7,140)	(34)	(13,776)	-	(2,097)	-	-	-	(560)	(36,287)	-	(36,287)
Proceeds from sale of subsidiary stock	-	-	-	-	-	-	-	-	-	-	-	-	-	1,001,142	1,001,142	-	1,001,142
Proceeds from sale of assets	-	-	2,000	-	-	-	-	5,021	-	-	-	-	-	13,138	20,159	-	20,159
Other			-	-	-	-	-	-	-	-	-	-	-	-	-		-
Net cash provided by (used in) investing activities	(13)	(58)	(49,294)	-	(10,552)	(115,798)	(1,003)	(154,405)	(140)	(93,224)	(13,750)	(172)	-	671,779	233,370	1,315	234,685
Financing Activities																	
Treasury stock issued (purchased)	33,408	-	-	-	-	-	-	-	-	-	-	-	-	-	33,408	-	33,408
Issuance of long-term debt	-	-	-	-	-	-	-	-	-	-	-	-	-	49,000	49,000	336	49,336
Payment of long-term debt	(700,000)	-	-	-	-	-	-	(57,952)	-	-	-	-	(50)	(161,719)	(919,721)	(360)	(920,081)
Intercompany debt	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Intercompany financing	628,680	351	(69,689)	-	(14,448)	(16,199)	4,967	8,391	(2,373)	(282,207)	(7,356)	(3,442)	-	(246,675)	-	-	-
Issuance (payment) of commercial paper	430,346	-	-	-	-	-	-	-	-	-	-	-	-	-	430,346	-	430,346
Dividend to parent	-	-	(26,000)	-	-	(40,000)	-	-	-	(100,000)	-	(9,000)	-	(333,690)	(508,690)	508,690	-
Dividend from subsidiary	445,390	-	13,000	-	-	-	-	(5,000)	-	-	-	-	-	55,300	508,690	(508,690)	-
Capital contribution to parent	-	-	-	-	-	-	-	-	-	-	-	-	-	(74,495)	(74,495)	74,495	-
Capital contribution to subsidiary	-	-	-	-	-	-	-	-	-	-	-	-	-	74,495	74,495	(74,495)	-
Issuance of common stock	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Redemption of preferred stock	(8,483)	-	-	-	-	-	-	-	-	-	-	-	-	-	(8,483)	-	(8,483)
Preferred stock dividends paid	(5,612)	-	-	-	-	-	-	-	-	-	-	-	-	-	(5,612)	-	(5,612)
Common stock dividends paid	(285,536)	-	-	-	-	-	-	-	-	-	-	-	-	-	(285,536)	-	(285,536)
Net proceeds from sale/leasback transaction	-	-	-	-	-	-	-	-	-	382,049	-	-	-	-	382,049	-	382,049
Gain on interest rate swap	12,656	-	-	-	-	-	-	-	-	-	-	-	-	-	12,656	-	12,656
Other	22,882	-	29	-	-	-	-	(1,363)	-	-	-	-	-	14,860	36,408	(221)	36,187
Net cash provided by (used in) financing activities	573,729	351	(82,660)	-	(14,448)	(56,199)	4,967	(55,924)	(2,373)	(158)	(7,356)	(12,442)	(50)	(622,924)	(275,487)	(245)	(275,732)
Net increase (decrease) in cash and cash equivalents	483,145	287	-	812	(692)	(2,448)	-	(19,675)	-	(468)	-	-	-	255,258	716,219	(7,196)	709,023
Net Cash flow from Discontinued Operations																9,593	9,593
Cash and cash equivalents at beginning of year	97,567	1	-	-	692	1,554	-	15,821	-	471	-	-	-	89,648	205,754	(2,397)	203,357
Cash and cash equivalents at end of year	580,712	288	-	812	-	(894)	-	(3,854)	-	3	-	-	-	344,906	921,973	-	921,973

KEYSPAN CORPORATION AND SUBSIDIARIES
Consolidating Statement of Cash Flow
Year Ended December 31, 2004

($ in thousands)	KeySpan Generation Services, LLC	KeySpan Glenwood Energy Center, LLC	KeySpan Port Jefferson Energy Ctr, LLC	Combined	Eliminations	KeySpan Generation, LLC (consolidated)
Operating Activities						
Net income (Loss)	27,561	3,205	3,352	34,118	(6,556)	27,562
Adjustments to reconcile net income to net cash	-	-	-	-	-	-
Provided by (used in) operating activities:	-	-	-	-	-	
Depreciation, depletion, and amortization	47,916	3,773	4,175	55,864	-	55,864
Deferred income tax	22,197	(1,898)	(1,283)	19,016	-	19,016
Income from equity investments	-	-	-	-	-	-
Dividends from equity investments	-	-	-	-	-	-
Amortization of interest rate swap	-	-	-	-	-	-
(Gain) on interest rate swap	-	-	-	-	-	-
(Gain) on loss on disposal of subsidiary stock	-	-	-	-	-	-
(Gain) on sale of assets	(2,000)	-	-	(2,000)	-	(2,000)
Impairment charges	-	-	-	-	-	-
Subsidiary Earnings	(6,556)	-	-	(6,556)	6,556	-
Minority interest	-	-	-	-	-	-
Changes in working capital	29,449	1,317	746	31,512	-	31,512
Net cash provided by (used in) operating activities	118,567	6,397	6,990	131,954	-	131,954
Investing Activities						
Construction expenditures	(38,597)	(45)	(77)	(38,719)	-	(38,719)
Cost of Removal	(12,575)	-	-	(12,575)	-	(12,575)
Proceeds from sale of subsidiary stock	-	-	-	-	-	-
Proceeds from sale of assets	2,000	-	-	2,000	-	2,000
Other				-		-
Net cash provided by (used in) investing activities	(49,172)	(45)	(77)	(49,294)	-	(49,294)
Financing Activities						
Treasury stock issued (purchased)	-	-	-	-	-	-
Issuance of long-term debt	-	-	-	-	-	-
Payment of long-term debt	-	-	-	-	-	-
Intercompany debt	-	-	-	-	-	-
Intercompany financing	(69,434)	6,646	(6,901)	(69,689)	-	(69,689)
Issuance (payment) of commercial paper	-	-	-	-	-	-
Dividend to parent	(13,000)	(13,000)	-	(26,000)	-	(26,000)
Dividend from subsidiary	13,000	-	-	13,000	-	13,000
Capital contribution to parent	-	-	-	-	-	-
Capital contribution to subsidiary	-	-	-	-	-	-
Issuance of common stock	-	-	-	-	-	-
Redemption of preferred stock	-	-	-	-	-	-
Preferred stock dividends paid	-	-	-		-	
Common stock dividends paid	-	-	-	-	-	-
Net proceeds from sale/leasback transaction	-	-	-	-	-	-
Gain on interest rate swap	-	-	-	-	-	-
Other	39	2	(12)	29	-	29
Net cash provided by (used in) financing activities	(69,395)	(6,352)	(6,913)	(82,660)	-	(82,660)
Net increase (decrease) in cash and cash equivalents	-	-	-	-	-	-
Cash and cash equivalents at beginning of year	-	-	-	-	-	-
Cash and cash equivalents at end of year	-	-	-	-	-	-

KEYSPAN CORPORATION AND SUBSIDIARIES
Consolidating Statement of Cash Flow
Year Ended December 31, 2004

($ in thousands)	KeySpan Energy Corporation	GEI Development Corp.	Island Energy Services Company, Inc.	KeySpan Energy Development Corporation (consolidated) (Page F-80)	The Brooklyn Union Gas Company (consolidated) (Page F-81)	KeySpan Natural Fuels, LLC	KeySpan Services, Inc. (consolidated) (Page F-92)	KeySpan Technologies Inc.	Marguez	KeySpan MHK, Inc.	KeySpan Ravenswood Services, LLC	Combined	Eliminations	KeySpan Energy Corporation (consolidated)
Operating Activities														
Net income (Loss)	285,400	451	-	328,371	126,345	-	(172,630)	(13)	-	(6)	(594)	567,324	(281,923)	285,401
Adjustments to reconcile net income to net cash	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Provided by (used in) operating activities:	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Depreciation, depletion, and amortization	-	-	-	118,247	95,170	-	12,803	-	-	12	13	226,245	-	226,245
Deferred income tax	(88)	245	-	(10,577)	14,381	-	(47,726)	(529)	-	(2)	(146)	(44,442)	-	(44,442)
Income from equity investments	-	-	-	(36,280)	(10,275)	-	-	-	-	-	-	(46,535)	-	(46,535)
Dividends from equity investments	-	-	-	11,252	2,910	-	-	-	-	-	-	14,162	-	14,162
Amortization of interest rate swap	-	-	-	-	-	-	-	-	-	-	-	-	-	-
(Gain) on interest rate swap	-	-	-	-	-	-	-	-	-	-	-	-	-	-
(Gain) on loss on disposal of subsidiary stock	-	-	-	(388,318)	-	-	-	-	-	-	-	(388,318)	-	(388,318)
(Gain) on sale of assets	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Impairment charges	-	-	-	26,541	-	-	206,051	-	-	-	-	232,592	-	232,592
Subsidiary Earnings	(281,923)	-	-	-	-	-	-	-	-	-	-	(281,923)	281,923	-
Minority interest	-	-	-	36,797	-	-	-	-	-	-	-	36,797	-	36,797
Changes in working capital	(5,373)	(710)	-	5,484	(102,770)	(3,810)	12,187	2,555	-	(2)	(17,040)	(109,499)	-	(109,499)
Net cash provided by (used in) operating activities	(1,984)	(14)	-	91,517	125,761	(3,810)	10,685	2,013	-	2	(17,767)	206,403	-	206,403
Investing Activities														
Construction expenditures	-	-	-	(164,698)	(162,170)	-	(15,073)	-	-	-	-	(341,941)	-	(341,941)
Cost of Removal	-	-	-	-	(560)	-	-	-	-	-	-	(560)	-	(560)
Proceeds from sale of subsidiary stock	-	-	-	1,001,142	-	-	-	-	-	-	-	1,001,142	-	1,001,142
Proceeds from sale of assets	-	-	-	13,138	-	-	-	-	-	-	-	13,138	-	13,138
Other				-	-		-				-	-		-
Net cash provided by (used in) investing activities	-	-	-	849,582	(162,730)	-	(15,073)	-	-	-	-	671,779	-	671,779
Financing Activities														
Treasury stock issued (purchased)	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Issuance of long-term debt	-	-	-	49,000	-	-	-	-	-	-	-	49,000	-	49,000
Payment of long-term debt	-	-	-	(153,719)	(8,000)	-	-	-	-	-	-	(161,719)	-	(161,719)
Intercompany debt	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Intercompany financing	2,350	10	-	(357,987)	90,794	2,413	-	(2,013)	-	(2)	17,760	(246,675)	-	(246,675)
Issuance (payment) of commercial paper	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Dividend to parent	(280,690)	-	-	-	(53,000)	-	-	-	-	-	-	(333,690)	-	(333,690)
Dividend from subsidiary	280,690	-	-	(225,390)	-	-	-	-	-	-	-	55,300	-	55,300
Capital contribution to parent	(1,504)	-	-	-	-	-	(72,991)	-	-	-	-	(74,495)	-	(74,495)
Capital contribution to subsidiary	-	-	-	1,504	-	-	72,991	-	-	-	-	74,495	-	74,495
Issuance of common stock	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Redemption of preferred stock	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Preferred stock dividends paid	-	-	-	-	-	-	-	-	-	-	-		-	
Common stock dividends paid	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net proceeds from sale/leasback transaction	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Gain on interest rate swap	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other	-	-	-	14,710	150	-	-	-	-	-	-	14,860	-	14,860
Net cash provided by (used in) financing activities	846	10	-	(671,882)	29,944	2,413	-	(2,013)	-	(2)	17,760	(622,924)	-	(622,924)
Net increase (decrease) in cash and cash equivalents	(1,138)	(4)	-	269,217	(7,025)	(1,397)	(4,388)	-	-	-	(7)	255,258	-	255,258
Cash and cash equivalents at beginning of year	1,138	317	-	77,949	5,520	1,397	3,316	-	4	-	7	89,648	-	89,648
Cash and cash equivalents at end of year	-	313	-	347,166	(1,505)	-	(1,072)	-	4	-	-	344,906	-	344,906

KEYSPAN CORPORATION AND SUBSIDIARIES
Consolidating Statement of Cash Flow
Year Ended December 31, 2004

($ in thousands)	KeySpan New England, LLC	Eastern Associated Securities Corp.	Eastern Energy Systems Corp.	Eastern Urban Services, Inc.	Boston Gas Company	Colonial Gas Company	Energy North Natural Gas, Inc.	Essex Gas Company	Mystic Steamship Corporation	PCC Land Company, Inc.	Philadelphia Coke co., Inc.	Eastern Rivermoore Company, Inc.	Transgas Inc.	Combined	Eliminations	KeySpan New England, LLC (consolidated)
Operating Activities																
Net Income (Loss)	74,390	-	(134)	(187)	35,964	19,300	5,509	2,854	-	-	-	3,329	1,046	142,071	(67,683)	74,388
Adjustments to reconcile net income to net cash	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Provided by (used in) operating activities:	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Depreciation, depletion, and amortization	-	-	-	-	70,731	17,938	7,771	5,020	-	-	-	398	711	102,569	-	102,569
Deferred income tax	3,207	-	-	-	22,855	13,264	5,886	84	17	-	-	(100)	(392)	44,821	-	44,821
Income from equity investments	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Dividends from equity investments	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Amortization of interest rate swap	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
(Gain) on interest rate swap	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
(Gain) on loss on disposal of subsidiary stock	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
(Gain) on sale of assets	-	-	-	-	-	-	-	-	-	-	-	(5,021)	-	(5,021)	-	(5,021)
Impairment charges	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Subsidiary Earnings	(67,683)	-	-	-	-	-	-	-	-	-	-	-	-	(67,683)	67,683	-
Minority Interest	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Changes in working capital	(4,456)	-	(1)	187	667	(14,794)	(11,237)	(1,008)	-	-	-	3,380	1,159	(26,103)	-	(26,103)
Net cash provided by (used in) operating activities	5,458	-	(135)	-	130,217	35,708	7,929	6,950	17	-	-	1,986	2,524	190,654	-	190,654
Investing Activities																
Construction expenditures	-	-	-	-	(103,221)	(21,098)	(14,700)	(4,675)	-	-	-	-	(1,956)	(145,650)	-	(145,650)
Cost of Removal	-	-	-	-	(11,139)	(1,355)	(905)	(377)	-	-	-	-	-	(13,776)	-	(13,776)
Proceeds from sale of subsidiary stock	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Proceeds from sale of assets	-	-	-	-	-	-	-	-	-	-	-	5,021	-	5,021	-	5,021
Other														-		-
Net cash provided by (used in) investing activities	-	-	-	-	(114,360)	(22,453)	(15,605)	(5,052)	-	-	-	5,021	(1,956)	(154,405)	-	(154,405)
Financing Activities																
Treasury stock issued (purchased)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Issuance of long-term debt	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Payment of long-term debt	-	-	-	-	-	-	(39,952)	(18,000)	-	-	-	-	-	(57,952)	-	(57,952)
Intercompany debt	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Intercompany financing	(8,323)	(265)	135	-	(26,138)	(13,099)	47,256	16,184	(17)	-	-	(7,007)	(335)	8,391	-	8,391
Issuance (payment) of commercial paper	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Dividend to parent	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Dividend from subsidiary	-	-	-	-	-	-	-	-	-	-	-	-	(5,000)	(5,000)	-	(5,000)
Capital contribution to parent	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Capital contribution to subsidiary	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Issuance of common stock	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Redemption of preferred stock	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Preferred stock dividends paid	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Common stock dividends paid	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net proceeds from sale/leasback transaction	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Gain on interest rate swap	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other	-	-	-	-	(891)	(156)	(234)	(82)	-	-	-	-	-	(1,363)	-	(1,363)
Net cash provided by (used in) financing activities	(8,323)	(265)	135	-	(27,029)	(13,255)	7,070	(1,898)	(17)	-	-	(7,007)	(5,335)	(55,924)	-	(55,924)
Net increase (decrease) in cash and cash equivalents	(2,865)	(265)	-	-	(11,172)	-	(606)	-	-	-	-	-	(4,767)	(19,675)	-	(19,675)
Cash and cash equivalents at beginning of year	2,866	265	-	-	5,452	-	606	-	-	-	-	-	6,632	15,821	-	15,821
Cash and cash equivalents at end of year	1	-	-	-	(5,720)	-	-	-	-	-	-	-	1,865	(3,854)	-	(3,854)

KEYSPAN CORPORATION AND SUBSIDIARIES
Consolidating Statement of Cash Flow
Year Ended December 31, 2004

($ in thousands)	KeySpan Energy Development Corporation	Broken Bridge Corp.	KeySpan International Corporation (consolidated) (Page F-85)	KeySpan North East Ventures, Inc. (consolidated) (Page F-83)	LILCO Energy Systems, Inc.	KeySpan Midstream LLC (consolidated) (Page F-82)	Seneca Upshur Petroleum, Inc.(consolidated) (Page F-84)	Spagnoli Road, LLC	Combined	Eliminations	KeySpan Energy Development Corporation (consolidated)
Operating Activities											
Net income (Loss)	604,330	-	(12,162)	670	918	84,167	4,664	-	682,587	(354,216)	328,371
Adjustments to reconcile net income to net cash	-	-	-	-	-	-	-	-	-	-	-
Provided by (used in) operating activities:	-	-	-	-	-	-	-	-	-	-	
Depreciation, depletion, and amortization	104,614	-	-	224	-	4,641	8,768	-	118,247	-	118,247
Deferred income tax	7,052	-	(9,660)	(247)	503	(5,738)	(2,487)	-	(10,577)	-	(10,577)
Income from equity investments	(21,064)	-	(6,424)	-	(1,284)	(5,781)	(1,707)	-	(36,260)	-	(36,260)
Dividends from equity investments	417	-	4,194	-	150	6,491	-	-	11,252	-	11,252
Amortization of interest rate swap	-	-	-	-	-	-	-	-	-	-	-
(Gain) on interest rate swap	-	-	-	-	-	-	-	-	-	-	-
(Gain) on loss on disposal of subsidiary stock	(329,689)	-	-	-	-	(58,629)	-	-	(388,318)	-	(388,318)
(Gain) on sale of assets	-	-	-	-	-	-	-	-	-	-	-
Impairment charges	-	-	26,541	-	-	-	-	-	26,541	-	26,541
Subsidiary Earnings	(354,216)	-	-	-	-	-	-	-	(354,216)	354,216	-
Minority interest	33,175	-	-	126	(153)	3,649	-	-	36,797	-	36,797
Changes in working capital	(383,151)	31	1,718	81	57	1,138	383,704	1,886	5,464	-	5,464
Net cash provided by (used in) operating activities	(338,532)	31	4,207	854	191	29,938	392,942	1,886	91,517	-	91,517
Investing Activities											
Construction expenditures	(138,212)	-	-	-	-	(4,893)	(15,106)	(6,487)	(164,698)	-	(164,698)
Cost of Removal	-	-	-	-	-	-	-	-	-	-	-
Proceeds from sale of subsidiary stock	756,966	-	-	-	-	244,176	-	-	1,001,142	-	1,001,142
Proceeds from sale of assets	13,138	-	-	-	-	-	-	-	13,138	-	13,138
Other			-	-		-	-		-		-
Net cash provided by (used in) investing activities	631,892	-	-	-	-	239,283	(15,106)	(6,487)	849,582	-	849,582
Financing Activities											
Treasury stock issued (purchased)	-	-	-	-	-	-	-	-	-	-	-
Issuance of long-term debt	49,000	-	-	-	-	-	-	-	49,000	-	49,000
Payment of long-term debt	(153,719)	-	-	-	-	-	-	-	(153,719)	-	(153,719)
Intercompany debt	-	-	-	-	-	-	-	-	-	-	-
Intercompany financing	18,057	(31)	(4,756)	(513)	(126)	-	(375,219)	4,601	(357,987)	-	(357,987)
Issuance (payment) of commercial paper	-	-	-	-	-	-	-	-	-	-	-
Dividend to parent	2,200	-	-	-	-	-	-	-	2,200	(2,200)	-
Dividend from subsidiary	(225,390)	-	-	-	(2,200)	-	-	-	(227,590)	2,200	(225,390)
Capital contribution to parent	-	-	-	-	-	-	-	-	-	-	-
Capital contribution to subsidiary	1,504	-	-	-	-	-	-	-	1,504	-	1,504
Issuance of common stock	-	-	-	-	-	-	-	-	-	-	-
Redemption of preferred stock	-	-	-	-	-	-	-	-	-	-	-
Preferred stock dividends paid	-	-	-	-	-	-	-	-		-	
Common stock dividends paid	-	-	-	-	-	-	-	-	-	-	-
Net proceeds from sale/leasback transaction	-	-	-	-	-	-	-	-	-	-	-
Gain on interest rate swap	-	-	-	-	-	-	-	-	-	-	-
Other	14,710	-	-	-	-	-	-	-	14,710	-	14,710
Net cash provided by (used in) financing activities	(293,638)	(31)	(4,756)	(513)	(2,326)	-	(375,219)	4,601	(671,882)	-	(671,882)
Net increase (decrease) in cash and cash equivalents	(278)	-	(549)	341	(2,135)	269,221	2,617	-	269,217	-	269,217
Cash and cash equivalents at beginning of year	4,970	4	6,821	1,230	2,304	59,808	2,812	-	77,949	-	77,949
Cash and cash equivalents at end of year	4,692	4	6,272	1,571	169	329,029	5,429	-	347,166	-	347,166

KEYSPAN CORPORATION AND SUBSIDIARIES
Consolidating Statement of Cash Flow
Year Ended December 31, 2004

($ in thousands)	The Brooklyn Union Gas Company	Northeast Transmission Company	Combined	Eliminations	The Brooklyn Union Gas Company (consolidated)
Operating Activities					
Net income (Loss)	126,345	6,447	132,792	(6,447)	126,345
Adjustments to reconcile net income to net cash	-	-	-	-	-
Provided by (used in) operating activities:	-	-	-	-	
Depreciation, depletion, and amortization	95,170	-	95,170	-	95,170
Deferred income tax	11,830	2,551	14,381	-	14,381
Income from equity investments	-	(10,275)	(10,275)	-	(10,275)
Dividends from equity investments	-	2,910	2,910	-	2,910
Amortization of interest rate swap	-	-	-	-	-
(Gain) on interest rate swap	-	-	-	-	-
(Gain) on loss on disposal of subsidiary stock	-	-	-	-	-
(Gain) on sale of assets	-	-	-	-	-
Impairment charges	-	-	-	-	-
Subsidiary Earnings	(6,447)	-	(6,447)	6,447	-
Minority interest	-	-	-	-	-
Changes in working capital	(102,888)	118	(102,770)	-	(102,770)
Net cash provided by (used in) operating activities	124,010	1,751	125,761	-	125,761
Investing Activities					
Construction expenditures	(162,170)	-	(162,170)	-	(162,170)
Cost of Removal	(560)	-	(560)	-	(560)
Proceeds from sale of subsidiary stock	-	-	-	-	-
Proceeds from sale of assets	-	-	-	-	-
Other			-		-
Net cash provided by (used in) investing activities	(162,730)	-	(162,730)	-	(162,730)
Financing Activities					
Treasury stock issued (purchased)	-	-	-	-	-
Issuance of long-term debt	-	-	-	-	-
Payment of long-term debt	(8,000)	-	(8,000)	-	(8,000)
Intercompany debt	-	-	-	-	-
Intercompany financing	89,348	1,446	90,794	-	90,794
Issuance (payment) of commercial paper	-	-	-	-	-
Dividend to parent	(53,000)	-	(53,000)	-	(53,000)
Dividend from subsidiary	3,000	(3,000)	-	-	-
Capital contribution to parent	-	-	-	-	-
Capital contribution to subsidiary	-	-	-	-	-
Issuance of common stock	-	-	-	-	-
Redemption of preferred stock	-	-	-	-	-
Preferred stock dividends paid	-	-		-	
Common stock dividends paid	-	-	-	-	-
Net proceeds from sale/leasback transaction	-	-	-	-	-
Gain on interest rate swap	-	-	-	-	-
Other	150	-	150	-	150
Net cash provided by (used in) financing activities	31,498	(1,554)	29,944	-	29,944
Net increase (decrease) in cash and cash equivalents	(7,222)	197	(7,025)	-	(7,025)
Cash and cash equivalents at beginning of year	5,372	148	5,520	-	5,520
Cash and cash equivalents at end of year	(1,850)	345	(1,505)	-	(1,505)

KEYSPAN CORPORATION AND SUBSIDIARIES
Consolidating Statement of Cash Flow
Year Ended December 31, 2004

($ in thousands)	KeySpan Midstream, LLC	Keyspan Midstream Limited (Consolidated) (Page F-88)	Combined	Eliminations	KeySpan Midstream, LLC (consolidated)
Operating Activities					
Net income (Loss)	84,170	84,167	168,337	(84,170)	84,167
Adjustments to reconcile net income to net cash	-	-	-	-	-
Provided by (used in) operating activities:	-	-	-	-	
Depreciation, depletion, and amortization	-	4,641	4,641	-	4,641
Deferred income tax	-	(5,738)	(5,738)	-	(5,738)
Income from equity investments	-	(5,781)	(5,781)	-	(5,781)
Dividends from equity investments	-	6,491	6,491	-	6,491
Amortization of interest rate swap	-	-	-	-	-
(Gain) on interest rate swap	-	-	-	-	-
(Gain) on loss on disposal of subsidiary stock	-	(58,629)	(58,629)	-	(58,629)
(Gain) on sale of assets	-	-	-	-	-
Impairment charges	-	-	-	-	-
Subsidiary Earnings	(84,170)	-	(84,170)	84,170	-
Minority interest	-	3,649	3,649	-	3,649
Changes in working capital	-	(145,038)	(145,038)	146,176	1,138
Net cash provided by (used in) operating activities	-	(116,238)	(116,238)	146,176	29,938
Investing Activities					
Construction expenditures	-	(4,893)	(4,893)	-	(4,893)
Cost of Removal	-	-	-	-	-
Proceeds from sale of subsidiary stock	-	244,176	244,176	-	244,176
Proceeds from sale of assets	-	-	-	-	-
Other		-	-		-
Net cash provided by (used in) investing activities	-	239,283	239,283	-	239,283
Financing Activities					
Treasury stock issued (purchased)	-	-	-	-	-
Issuance of long-term debt	-	-	-	-	-
Payment of long-term debt	-	-	-	-	-
Intercompany debt	-	-	-	-	-
Intercompany financing	-	146,176	146,176	(146,176)	-
Issuance (payment) of commercial paper	-	-	-	-	-
Dividend to parent	-	-	-	-	-
Dividend from subsidiary	-	-	-	-	-
Capital contribution to parent	-	-	-	-	-
Capital contribution to subsidiary	-	-	-	-	-
Issuance of common stock	-	-	-	-	-
Redemption of preferred stock	-	-	-	-	-
Preferred stock dividends paid	-	-		-	
Common stock dividends paid	-	-	-	-	-
Net proceeds from sale/leasback transaction	-	-	-	-	-
Gain on interest rate swap	-	-	-	-	-
Other	-	-	-	-	-
Net cash provided by (used in) financing activities	-	146,176	146,176	(146,176)	-
Net increase (decrease) in cash and cash equivalents	-	269,221	269,221	-	269,221
Cash and cash equivalents at beginning of year	-	59,808	59,808	-	59,808
Cash and cash equivalents at end of year	-	329,029	329,029	-	329,029

KEYSPAN CORPORATION AND SUBSIDIARIES
Consolidating Statement of Cash Flow
Year Ended December 31, 2004

($ in thousands)	KeySpan North East Ventures, Inc.	Northeast Gas Markets, LLC	Combined	Eliminations	KeySpan North East Ventures, Inc. (consolidated)
Operating Activities					
Net income (Loss)	669	1,263	1,932	(1,262)	670
Adjustments to reconcile net income to net cash	-	-	-	-	-
Provided by (used in) operating activities:	-	-	-	-	
Depreciation, depletion, and amortization	-	224	224	-	224
Deferred income tax	(247)	-	(247)	-	(247)
Income from equity investments	-	-	-	-	-
Dividends from equity investments	-	-	-	-	-
Amortization of interest rate swap	-	-	-	-	-
(Gain) on interest rate swap	-	-	-	-	-
(Gain) on loss on disposal of subsidiary stock	-	-	-	-	-
(Gain) on sale of assets	-	-	-	-	-
Impairment charges	-	-	-	-	-
Subsidiary Earnings	(1,262)	-	(1,262)	1,262	-
Minority interest	126	-	126	-	126
Changes in working capital	31	50	81	-	81
Net cash provided by (used in) operating activities	(683)	1,537	854	-	854
Investing Activities					
Construction expenditures	-	-	-	-	-
Cost of Removal	-	-	-	-	-
Proceeds from sale of subsidiary stock	-	-	-	-	-
Proceeds from sale of assets	-	-	-	-	-
Other			-		-
Net cash provided by (used in) investing activities	-	-	-	-	-
Financing Activities					
Treasury stock issued (purchased)	-	-	-	-	-
Issuance of long-term debt	-	-	-	-	-
Payment of long-term debt	-	-	-	-	-
Intercompany debt	-	-	-	-	-
Intercompany financing	(482)	(31)	(513)	-	(513)
Issuance (payment) of commercial paper	-	-	-	-	-
Dividend to parent	-	(1,200)	(1,200)	1,200	-
Dividend from subsidiary	1,200	-	1,200	(1,200)	-
Capital contribution to parent	-	-	-	-	-
Capital contribution to subsidiary	-	-	-	-	-
Issuance of common stock	-	-	-	-	-
Redemption of preferred stock	-	-	-	-	-
Preferred stock dividends paid	-	-		-	
Common stock dividends paid	-	-	-	-	-
Net proceeds from sale/leasback transaction	-	-	-	-	-
Gain on interest rate swap	-	-	-	-	-
Other	-	-	-	-	-
Net cash provided by (used in) financing activities	718	(1,231)	(513)	-	(513)
Net increase (decrease) in cash and cash equivalents	35	306	341	-	341
Cash and cash equivalents at beginning of year	101	1,129	1,230	-	1,230
Cash and cash equivalents at end of year	136	1,435	1,571	-	1,571

KEYSPAN CORPORATION AND SUBSIDIARIES
Consolidating Statement of Cash Flow
Year Ended December 31, 2004

($ in thousands)	Seneca Upshur Petroleum, Inc	KeySpan East Islander Pipeline, LLC	KeySpan LNG, LLC (consolidated) (Page F-91)	Millenium, LLC	Combined	Eliminations	Seneca Upshur Petroleum, Inc (consolidated)
Operating Activities							
Net income (Loss)	4,651	1,707	1,427	-	7,785	(3,121)	4,664
Adjustments to reconcile net income to net cash	-	-	-	-	-	-	-
Provided by (used in) operating activities:	-	-	-	-	-	-	
Depreciation, depletion, and amortization	7,445	-	1,323	-	8,768	-	8,768
Deferred income tax	(2,278)	(247)	38	-	(2,487)	-	(2,487)
Income from equity investments	-	(1,707)	-	-	(1,707)	-	(1,707)
Dividends from equity investments	-	-	-	-	-	-	-
Amortization of interest rate swap	-	-	-	-	-	-	-
(Gain) on interest rate swap	-	-	-	-	-	-	-
(Gain) on loss on disposal of subsidiary stock	-	-	-	-	-	-	-
(Gain) on sale of assets	-	-	-	-	-	-	-
Impairment charges	-	-	-	-	-	-	-
Subsidiary Earnings	(3,121)	-	-	-	(3,121)	3,121	-
Minority interest	-	-	-		-	-	-
Changes in working capital	380,131	1,975	(4,222)	6,096	383,980	(276)	383,704
Net cash provided by (used in) operating activities	386,828	1,728	(1,434)	6,096	393,218	(276)	392,942
Investing Activities							
Construction expenditures	(221)	(1,975)	(6,814)	(6,096)	(15,106)	-	(15,106)
Cost of Removal	-	-	-	-	-	-	-
Proceeds from sale of subsidiary stock	-	-	-	-	-	-	-
Proceeds from sale of assets	-	-	-	-	-	-	-
Other			-		-		-
Net cash provided by (used in) investing activities	(221)	(1,975)	(6,814)	(6,096)	(15,106)	-	(15,106)
Financing Activities							
Treasury stock issued (purchased)	-	-	-	-	-	-	-
Issuance of long-term debt	-	-	-	-	-	-	-
Payment of long-term debt	-	-	-	-	-	-	-
Intercompany debt	-	-	-	-	-	-	-
Intercompany financing	(382,623)	247	6,881	-	(375,495)	276	(375,219)
Issuance (payment) of commercial paper	-	-	-	-	-	-	-
Dividend to parent	-	-	-	-	-	-	-
Dividend from subsidiary	-	-	-	-	-	-	-
Capital contribution to parent	-	-	-	-	-	-	-
Capital contribution to subsidiary	-	-	-	-	-	-	-
Issuance of common stock	-	-	-	-	-	-	-
Redemption of preferred stock	-	-	-	-	-	-	-
Preferred stock dividends paid	-	-	-	-		-	
Common stock dividends paid	-	-	-	-	-	-	-
Net proceeds from sale/leasback transaction	-	-	-	-	-	-	-
Gain on interest rate swap	-	-	-	-	-	-	-
Other	-	-	-	-	-	-	-
Net cash provided by (used in) financing activities	(382,623)	247	6,881	-	(375,495)	276	(375,219)
Net increase (decrease) in cash and cash equivalents	3,984	-	(1,367)	-	2,617	-	2,617
Cash and cash equivalents at beginning of year	-	-	2,812	-	2,812	-	2,812
Cash and cash equivalents at end of year	3,984	-	1,445	-	5,429	-	5,429

KEYSPAN CORPORATION AND SUBSIDIARIES
Consolidating Statement of Cash Flow
Year Ended December 31, 2004

($ in thousands)	KeySpan International Corporation	KeySpan C.I. LTD (consolidated) (Page F-86)	KeySpan C.I.II, LTD (consolidated) (Page F-87)	Combined	Eliminations	KeySpan International Corporation (consolidated)
Operating Activities						
Net income (Loss)	(12,162)	(12,162)	-	(24,324)	12,162	(12,162)
Adjustments to reconcile net income to net cash	-	-	-	-	-	-
Provided by (used in) operating activities:	-	-	-	-	-	
Depreciation, depletion, and amortization	-	-	-	-	-	-
Deferred income tax	-	(9,660)	-	(9,660)	-	(9,660)
Income from equity investments	-	(6,424)	-	(6,424)	-	(6,424)
Dividends from equity investments	-	4,194	-	4,194	-	4,194
Amortization of interest rate swap	-	-	-	-	-	-
(Gain) on interest rate swap	-	-	-	-	-	-
(Gain) on loss on disposal of subsidiary stock	-	-	-	-	-	-
(Gain) on sale of assets	-	-	-	-	-	-
Impairment charges	-	26,541	-	26,541	-	26,541
Subsidiary Earnings	12,162	-	-	12,162	(12,162)	-
Minority interest	-	-	-	-	-	-
Changes in working capital	268	662	788	1,718	-	1,718
Net cash provided by (used in) operating activities	268	3,151	788	4,207	-	4,207
Investing Activities						
Construction expenditures	-	-	-	-	-	-
Cost of Removal	-	-	-	-	-	-
Proceeds from sale of subsidiary stock	-	-	-	-	-	-
Proceeds from sale of assets	-	-	-	-	-	-
Other		-	-	-		-
Net cash provided by (used in) investing activities	-	-	-	-	-	-
Financing Activities						
Treasury stock issued (purchased)	-	-	-	-	-	-
Issuance of long-term debt	-	-	-	-	-	-
Payment of long-term debt	-	-	-	-	-	-
Intercompany debt	-	-	-	-	-	-
Intercompany financing	(67)	(3,901)	(788)	(4,756)	-	(4,756)
Issuance (payment) of commercial paper	-	-	-	-	-	-
Dividend to parent	-	-	-	-	-	-
Dividend from subsidiary	-	-	-	-	-	-
Capital contribution to parent	-	-	-	-	-	-
Capital contribution to subsidiary	-	-	-	-	-	-
Issuance of common stock	-	-	-	-	-	-
Redemption of preferred stock	-	-	-	-	-	-
Preferred stock dividends paid	-	-	-		-	
Common stock dividends paid	-	-	-	-	-	-
Net proceeds from sale/leasback transaction	-	-	-	-	-	-
Gain on interest rate swap	-	-	-	-	-	-
Other	-	-	-	-	-	-
Net cash provided by (used in) financing activities	(67)	(3,901)	(788)	(4,756)	-	(4,756)
Net increase (decrease) in cash and cash equivalents	201	(750)	-	(549)	-	(549)
Cash and cash equivalents at beginning of year	50	6,769	2	6,821	-	6,821
Cash and cash equivalents at end of year	251	6,019	2	6,272	-	6,272

KEYSPAN CORPORATION AND SUBSIDIARIES
Consolidating Statement of Cash Flow
Year Ended December 31, 2004

($ in thousands)	KeySpan C.I. LTD	KeySpan UK Limited	Combined	Eliminations	KeySpan C.I. LTD (consolidated)
Operating Activities					
Net income (Loss)	(12,162)	(8,342)	(20,504)	8,342	(12,162)
Adjustments to reconcile net income to net cash	-	-	-	-	-
Provided by (used in) operating activities:	-	-	-	-	
Depreciation, depletion, and amortization	-	-	-	-	-
Deferred income tax	(5,168)	(4,492)	(9,660)	-	(9,660)
Income from equity investments	(3,146)	(3,278)	(6,424)	-	(6,424)
Dividends from equity investments	2,055	2,139	4,194	-	4,194
Amortization of interest rate swap	-	-	-	-	-
(Gain) on interest rate swap	-	-	-	-	-
(Gain) on loss on disposal of subsidiary stock	-	-	-	-	-
(Gain) on sale of assets	-	-	-	-	-
Impairment charges	10,429	16,112	26,541	-	26,541
Subsidiary Earnings	8,342	-	8,342	(8,342)	-
Minority interest	-	-	-	-	-
Changes in working capital	2,324	(1,662)	662	-	662
Net cash provided by (used in) operating activities	2,674	477	3,151	-	3,151
Investing Activities					
Construction expenditures	-	-	-	-	-
Cost of Removal	-	-	-	-	-
Proceeds from sale of subsidiary stock	-	-	-	-	-
Proceeds from sale of assets	-	-	-	-	-
Other			-		-
Net cash provided by (used in) investing activities	-	-	-	-	-
Financing Activities					
Treasury stock issued (purchased)	-	-	-	-	-
Issuance of long-term debt	-	-	-	-	-
Payment of long-term debt	-	-	-	-	-
Intercompany debt	-	-	-	-	-
Intercompany financing	(3,424)	(477)	(3,901)	-	(3,901)
Issuance (payment) of commercial paper	-	-	-	-	-
Dividend to parent	-	-	-	-	-
Dividend from subsidiary	-	-	-	-	-
Capital contribution to parent	-	-	-	-	-
Capital contribution to subsidiary	-	-	-	-	-
Issuance of common stock	-	-	-	-	-
Redemption of preferred stock	-	-	-	-	-
Preferred stock dividends paid	-	-		-	
Common stock dividends paid	-	-	-	-	-
Net proceeds from sale/leasback transaction	-	-	-	-	-
Gain on interest rate swap	-	-	-	-	-
Other	-	-	-	-	-
Net cash provided by (used in) financing activities	(3,424)	(477)	(3,901)	-	(3,901)
Net increase (decrease) in cash and cash equivalents	(750)	-	(750)	-	(750)
Cash and cash equivalents at beginning of year	6,769	-	6,769	-	6,769
Cash and cash equivalents at end of year	6,019	-	6,019	-	6,019

KEYSPAN CORPORATION AND SUBSIDIARIES
Consolidating Statement of Cash Flow
Year Ended December 31, 2004

($ in thousands)	KeySpan C.I.II, LTD	Grupo KeySpan, S. de R.L. de C.V.	Combined	Eliminations	KeySpan C.I.II, LTD (consolidated)
Operating Activities					
Net income (Loss)	-	-	-	-	-
Adjustments to reconcile net income to net cash	-	-	-	-	-
Provided by (used in) operating activities:	-	-	-	-	
Depreciation, depletion, and amortization	-	-	-	-	-
Deferred income tax	-	-	-	-	-
Income from equity investments	-	-	-	-	-
Dividends from equity investments	-	-	-	-	-
Amortization of interest rate swap	-	-	-	-	-
(Gain) on interest rate swap	-	-	-	-	-
(Gain) on loss on disposal of subsidiary stock	-	-	-	-	-
(Gain) on sale of assets	-	-	-	-	-
Impairment charges	-	-	-	-	-
Subsidiary Earnings	-	-	-	-	-
Minority interest	-	-	-	-	-
Changes in working capital	633	155	788	-	788
Net cash provided by (used in) operating activities	633	155	788	-	788
Investing Activities					
Construction expenditures	-	-	-	-	-
Cost of Removal	-	-	-	-	-
Proceeds from sale of subsidiary stock	-	-	-	-	-
Proceeds from sale of assets	-	-	-	-	-
Other			-		-
Net cash provided by (used in) investing activities	-	-	-	-	-
Financing Activities					
Treasury stock issued (purchased)	-	-	-	-	-
Issuance of long-term debt	-	-	-	-	-
Payment of long-term debt	-	-	-	-	-
Intercompany debt	-	-	-	-	-
Intercompany financing	(631)	(157)	(788)	-	(788)
Issuance (payment) of commercial paper	-	-	-	-	-
Dividend to parent	-	-	-	-	-
Dividend from subsidiary	-	-	-	-	-
Capital contribution to parent	-	-	-	-	-
Capital contribution to subsidiary	-	-	-	-	-
Issuance of common stock	-	-	-	-	-
Redemption of preferred stock	-	-	-	-	-
Preferred stock dividends paid	-	-		-	
Common stock dividends paid	-	-	-	-	-
Net proceeds from sale/leasback transaction	-	-	-	-	-
Gain on interest rate swap	-	-	-	-	-
Other	-	-	-	-	-
Net cash provided by (used in) financing activities	(631)	(157)	(788)	-	(788)
Net increase (decrease) in cash and cash equivalents	2	(2)	-	-	-
Cash and cash equivalents at beginning of year	-	2	2	-	2
Cash and cash equivalents at end of year	2	-	2	-	2

KEYSPAN CORPORATION AND SUBSIDIARIES
Consolidating Statement of Cash Flow
Year Ended December 31, 2004

($ in thousands)	KeySpan Midstream Limited	KeySpan Luxembourg S.A.R.L (consolidated) (Page F-89)	Combined	Eliminations	KeySpan Midstream Limited (consolidated)
Operating Activities					
Net income (Loss)	84,169	54,438	138,607	(54,440)	84,167
Adjustments to reconcile net income to net cash	-	-	-	-	-
Provided by (used in) operating activities:	-	-	-	-	
Depreciation, depletion, and amortization	-	4,641	4,641	-	4,641
Deferred income tax	-	(5,738)	(5,738)	-	(5,738)
Income from equity investments	-	(5,781)	(5,781)	-	(5,781)
Dividends from equity investments	-	6,491	6,491	-	6,491
Amortization of interest rate swap	-	-	-	-	-
(Gain) on interest rate swap	-	-	-	-	-
(Gain) on loss on disposal of subsidiary stock	(19,114)	(39,515)	(58,629)	-	(58,629)
(Gain) on sale of assets	-	-	-	-	-
Impairment charges	-	-	-	-	-
Subsidiary Earnings	(54,440)	-	(54,440)	54,440	-
Minority interest	-	3,649	3,649	-	3,649
Changes in working capital	(43,474)	(101,564)	(145,038)	-	(145,038)
Net cash provided by (used in) operating activities	(32,859)	(83,379)	(116,238)	-	(116,238)
Investing Activities					
Construction expenditures	-	(4,893)	(4,893)	-	(4,893)
Cost of Removal	-	-	-	-	-
Proceeds from sale of subsidiary stock	124,713	119,463	244,176	-	244,176
Proceeds from sale of assets	-	-	-	-	-
Other		-	-		-
Net cash provided by (used in) investing activities	124,713	114,570	239,283	-	239,283
Financing Activities					
Treasury stock issued (purchased)	-	-	-	-	-
Issuance of long-term debt	-	-	-	-	-
Payment of long-term debt	-	-	-	-	-
Intercompany debt	-	-	-	-	-
Intercompany financing	132,833	13,343	146,176	-	146,176
Issuance (payment) of commercial paper	-	-	-	-	-
Dividend to parent	-	-	-	-	-
Dividend from subsidiary	-	-	-	-	-
Capital contribution to parent	-	-	-	-	-
Capital contribution to subsidiary	-	-	-	-	-
Issuance of common stock	-	-	-	-	-
Redemption of preferred stock	-	-	-	-	-
Preferred stock dividends paid	-	-		-	
Common stock dividends paid	-	-	-	-	-
Net proceeds from sale/leasback transaction	-	-	-	-	-
Gain on interest rate swap	-	-	-	-	-
Other	-	-	-	-	-
Net cash provided by (used in) financing activities	132,833	13,343	146,176	-	146,176
Net increase (decrease) in cash and cash equivalents	224,687	44,534	269,221	-	269,221
Cash and cash equivalents at beginning of year	34,635	25,173	59,808	-	59,808
Cash and cash equivalents at end of year	259,322	69,707	329,029	-	329,029

KEYSPAN CORPORATION AND SUBSIDIARIES
Consolidating Statement of Cash Flow
Year Ended December 31, 2004

($ in thousands)	KeySpan Luxembourg S.A.R.L	Nicodama Beheer V.B.V. (consolidated) (Page F-90)	Combined	Eliminations	KeySpan Luxembourg S.A.R.L (consolidated)
Operating Activities					
Net income (Loss)	54,439	54,707	109,146	(54,708)	54,438
Adjustments to reconcile net income to net cash	-	-	-	-	-
Provided by (used in) operating activities:	-	-	-	-	
Depreciation, depletion, and amortization	-	4,641	4,641	-	4,641
Deferred income tax	261	(5,999)	(5,738)	-	(5,738)
Income from equity investments	-	(5,781)	(5,781)	-	(5,781)
Dividends from equity investments	-	6,491	6,491	-	6,491
Amortization of interest rate swap	-	-	-	-	-
(Gain) on interest rate swap	-	-	-	-	-
(Gain) on loss on disposal of subsidiary stock	-	(39,515)	(39,515)	-	(39,515)
(Gain) on sale of assets	-	-	-	-	-
Impairment charges	-	-	-	-	-
Subsidiary Earnings	(54,708)	-	(54,708)	54,708	-
Minority interest	-	3,649	3,649	-	3,649
Changes in working capital	(151,410)	49,846	(101,564)	-	(101,564)
Net cash provided by (used in) operating activities	(151,418)	68,039	(83,379)	-	(83,379)
Investing Activities					
Construction expenditures	-	(4,893)	(4,893)	-	(4,893)
Cost of Removal	-	-	-	-	-
Proceeds from sale of subsidiary stock	-	119,463	119,463	-	119,463
Proceeds from sale of assets	-	-	-	-	-
Other		-	-		-
Net cash provided by (used in) investing activities	-	114,570	114,570	-	114,570
Financing Activities					
Treasury stock issued (purchased)	-	-	-	-	-
Issuance of long-term debt	-	-	-	-	-
Payment of long-term debt	-	-	-	-	-
Intercompany debt	-	-	-	-	-
Intercompany financing	151,582	(138,239)	13,343	-	13,343
Issuance (payment) of commercial paper	-	-	-	-	-
Dividend to parent	-	-	-	-	-
Dividend from subsidiary	-	-	-	-	-
Capital contribution to parent	-	-	-	-	-
Capital contribution to subsidiary	-	-	-	-	-
Issuance of common stock	-	-	-	-	-
Redemption of preferred stock	-	-	-	-	-
Preferred stock dividends paid	-	-		-	
Common stock dividends paid	-	-	-	-	-
Net proceeds from sale/leasback transaction	-	-	-	-	-
Gain on interest rate swap	-	-	-	-	-
Other	-	-	-	-	-
Net cash provided by (used in) financing activities	151,582	(138,239)	13,343	-	13,343
Net increase (decrease) in cash and cash equivalents	164	44,370	44,534	-	44,534
Cash and cash equivalents at beginning of year	236	24,937	25,173	-	25,173
Cash and cash equivalents at end of year	400	69,307	69,707	-	69,707

KEYSPAN CORPORATION AND SUBSIDIARIES
Consolidating Statement of Cash Flow
Year Ended December 31, 2004

($ in thousands)	Nicodama Beheer V.B.V.	KeySpan Energy Development Co.	Combined	Eliminations	Nicodama Beheer V.B.V. (consolidated)
Operating Activities					
Net income (Loss)	54,708	54,741	109,449	(54,742)	54,707
Adjustments to reconcile net income to net cash	-	-	-	-	-
Provided by (used in) operating activities:	-	-	-	-	
Depreciation, depletion, and amortization	33	4,608	4,641	-	4,641
Deferred income tax	-	(5,999)	(5,999)	-	(5,999)
Income from equity investments	-	(5,781)	(5,781)	-	(5,781)
Dividends from equity investments	-	6,491	6,491	-	6,491
Amortization of interest rate swap	-	-	-	-	-
(Gain) on interest rate swap	-	-	-	-	-
(Gain) on loss on disposal of subsidiary stock	-	(39,515)	(39,515)	-	(39,515)
(Gain) on sale of assets	-	-	-	-	-
Impairment charges	-	-	-	-	-
Subsidiary Earnings	(54,742)	-	(54,742)	54,742	-
Minority interest	-	3,649	3,649	-	3,649
Changes in working capital	(125)	49,971	49,846	-	49,846
Net cash provided by (used in) operating activities	(126)	68,165	68,039	-	68,039
Investing Activities					
Construction expenditures	-	(4,893)	(4,893)	-	(4,893)
Cost of Removal	-	-	-	-	-
Proceeds from sale of subsidiary stock	-	119,463	119,463	-	119,463
Proceeds from sale of assets	-	-	-	-	-
Other		-	-		-
Net cash provided by (used in) investing activities	-	114,570	114,570	-	114,570
Financing Activities					
Treasury stock issued (purchased)	-	-	-	-	-
Issuance of long-term debt	-	-	-	-	-
Payment of long-term debt	-	-	-	-	-
Intercompany debt	-	-	-	-	-
Intercompany financing	149	(138,388)	(138,239)	-	(138,239)
Issuance (payment) of commercial paper	-	-	-	-	-
Dividend to parent	-	-	-	-	-
Dividend from subsidiary	-	-	-	-	-
Capital contribution to parent	-	-	-	-	-
Capital contribution to subsidiary	-	-	-	-	-
Issuance of common stock	-	-	-	-	-
Redemption of preferred stock	-	-	-	-	-
Preferred stock dividends paid	-	-		-	
Common stock dividends paid	-	-	-	-	-
Net proceeds from sale/leasback transaction	-	-	-	-	-
Gain on interest rate swap	-	-	-	-	-
Other	-	-	-	-	-
Net cash provided by (used in) financing activities	149	(138,388)	(138,239)	-	(138,239)
Net increase (decrease) in cash and cash equivalents	23	44,347	44,370	-	44,370
Cash and cash equivalents at beginning of year	29	24,908	24,937	-	24,937
Cash and cash equivalents at end of year	52	69,255	69,307	-	69,307

KEYSPAN CORPORATION AND SUBSIDIARIES
Consolidating Statement of Cash Flow
Year Ended December 31, 2004

($ in thousands)	KeySpan LNG LP, LLC	KeySpan LNG GP, LLC	KeySpan LNG, Partnership	Combined	Eliminations	KeySpan LNG LP, LLC (consolidated)
Operating Activities						
Net income (Loss)	1,418	10	2,052	3,480	(2,053)	1,427
Adjustments to reconcile net income to net cash	-	-	-	-	-	-
Provided by (used in) operating activities:	-	-	-	-	-	
Depreciation, depletion, and amortization	14	-	1,309	1,323	-	1,323
Deferred income tax	(123)	-	161	38	-	38
Income from equity investments	-	-	-	-	-	-
Dividends from equity investments	-	-	-	-	-	-
Amortization of interest rate swap	-	-	-	-	-	-
(Gain) on interest rate swap	-	-	-	-	-	-
(Gain) on loss on disposal of subsidiary stock	-	-	-	-	-	-
(Gain) on sale of assets	-	-	-	-	-	-
Impairment charges	-	-	-	-	-	-
Subsidiary Earnings	(2,043)	(10)	-	(2,053)	2,053	-
Minority interest	-	-	-	-	-	-
Changes in working capital	(4,612)	-	390	(4,222)	-	(4,222)
Net cash provided by (used in) operating activities	(5,346)	-	3,912	(1,434)	-	(1,434)
Investing Activities						
Construction expenditures	-	-	(6,814)	(6,814)	-	(6,814)
Cost of Removal	-	-	-	-	-	-
Proceeds from sale of subsidiary stock	-	-	-	-	-	-
Proceeds from sale of assets	-	-	-	-	-	-
Other				-		-
Net cash provided by (used in) investing activities	-	-	(6,814)	(6,814)	-	(6,814)
Financing Activities						
Treasury stock issued (purchased)	-	-	-	-	-	-
Issuance of long-term debt	-	-	-	-	-	-
Payment of long-term debt	-	-	-	-	-	-
Intercompany debt	-	-	-	-	-	-
Intercompany financing	3,980	-	2,901	6,881	-	6,881
Issuance (payment) of commercial paper	-	-	-	-	-	-
Dividend to parent	-	-	-	-	-	-
Dividend from subsidiary	-	-	-	-	-	-
Capital contribution to parent	-	-	-	-	-	-
Capital contribution to subsidiary	-	-	-	-	-	-
Issuance of common stock	-	-	-	-	-	-
Redemption of preferred stock	-	-	-	-	-	-
Preferred stock dividends paid	-	-	-		-	
Common stock dividends paid	-	-	-	-	-	-
Net proceeds from sale/leasback transaction	-	-	-	-	-	-
Gain on interest rate swap	-	-	-	-	-	-
Other	-	-	-	-	-	-
Net cash provided by (used in) financing activities	3,980	-	2,901	6,881	-	6,881
Net increase (decrease) in cash and cash equivalents	(1,366)	-	(1)	(1,367)	-	(1,367)
Cash and cash equivalents at beginning of year	2,753	57	2	2,812	-	2,812
Cash and cash equivalents at end of year	1,387	57	1	1,445	-	1,445

KEYSPAN CORPORATION AND SUBSIDIARIES
Consolidating Statement of Cash Flow
Year Ended December 31, 2004

($ in thousands)	KeySpan Services, Inc.	KeySpan Communications Corp	KeySpan Business Solutions, LLC (consolidated) (Page F-93)	KeySpan Energy Supply, Inc.	KeySpan Home Energy Services, LLC (consolidated) (Page F-98)	Combined	Eliminations	KeySpan Services, Inc. (consolidated)
Operating Activities								
Net income (Loss)	(172,623)	88	(136,539)	25,855	(32,603)	(315,822)	143,192	(172,630)
Adjustments to reconcile net income to net cash	-	-	-	-	-	-	-	-
Provided by (used in) operating activities:	-	-	-	-	-	-	-	
Depreciation, depletion, and amortization	2,755	2,408	4,823	154	2,663	12,803	-	12,803
Deferred income tax	3,310	1,194	(45,280)	(283)	(6,667)	(47,726)	-	(47,726)
Income from equity investments	-	-	-	-	-	-	-	-
Dividends from equity investments	-	-	-	-	-	-	-	-
Amortization of interest rate swap	-	-	-	-	-	-	-	-
(Gain) on interest rate swap	-	-	-	-	-	-	-	-
(Gain) on loss on disposal of subsidiary stock	-	-	-	-	-	-	-	-
(Gain) on sale of assets	-	-	-	-	-	-	-	-
Impairment charges	8,308	-	173,054	-	24,689	206,051	-	206,051
Subsidiary Earnings	143,192	-	-	-	-	143,192	(143,192)	-
Minority interest	-	-	-	-	-	-	-	-
Changes in working capital	36,118	2,518	4,386	(25,839)	(4,996)	12,187	-	12,187
Net cash provided by (used in) operating activities	21,060	6,208	444	(113)	(16,914)	10,685	-	10,685
Investing Activities								
Construction expenditures	(1,875)	(5,971)	(4,492)	(49)	(2,686)	(15,073)	-	(15,073)
Cost of Removal	-	-	-	-	-	-	-	-
Proceeds from sale of subsidiary stock	-	-	-	-	-	-	-	-
Proceeds from sale of assets	-	-	-	-	-	-	-	-
Other	-	-	-	-	-	-		-
Net cash provided by (used in) investing activities	(1,875)	(5,971)	(4,492)	(49)	(2,686)	(15,073)	-	(15,073)
Financing Activities								
Treasury stock issued (purchased)	-	-	-	-	-	-	-	-
Issuance of long-term debt	-	-	-	-	-	-	-	-
Payment of long-term debt	-	-	-	-	-	-	-	-
Intercompany debt	-	-	-	-	-	-	-	-
Intercompany financing	-	-	-	-	-	-	-	-
Issuance (payment) of commercial paper	-	-	-	-	-	-	-	-
Dividend to parent	-	-	-	-	-	-	-	-
Dividend from subsidiary	-	-	-	-	-	-	-	-
Capital contribution to parent	(19,639)	-	(53,352)	-	-	(72,991)	-	(72,991)
Capital contribution to subsidiary	-	-	53,352	-	19,639	72,991	-	72,991
Issuance of common stock	-	-	-	-	-	-	-	-
Redemption of preferred stock	-	-	-	-	-	-	-	-
Preferred stock dividends paid	-	-	-	-	-		-	
Common stock dividends paid	-	-	-	-	-	-	-	-
Net proceeds from sale/leasback transaction	-	-	-	-	-	-	-	-
Gain on interest rate swap	-	-	-	-	-	-	-	-
Other	-	-	-	-	-	-	-	-
Net cash provided by (used in) financing activities	(19,639)	-	-	-	19,639	-	-	-
Net increase (decrease) in cash and cash equivalents	(454)	237	(4,048)	(162)	39	(4,388)	-	(4,388)
Cash and cash equivalents at beginning of year	(372)	(129)	2,758	162	897	3,316	-	3,316
Cash and cash equivalents at end of year	(826)	108	(1,290)	-	936	(1,072)	-	(1,072)

KEYSPAN CORPORATION AND SUBSIDIARIES
Consolidating Statement of Cash Flow
Year Ended December 31, 2004

($ in thousands)	KeySpan Business Solutions, LLC	Binsky & Snyder, LLC (consolidated) (Page F-96)	Delta KeySpan, LLC	Granite State Plumbing & Heating, LLC	Energy Management, LLC (consolidated) (Page F-94)	Northern Peabody, LLC	Paulus, Sokolowski and Santor, LLC (consolidated) (Page F-97)	WDF, Inc. (consolidated) (Page F-95)	Binsky & Snyder Service, LLC	Combined	Eliminations	KeySpan Business Solutions, LLC (consolidated)
Operating Activities												
Net Income (Loss)	(136,534)	(34,547)	(12,175)	325	(3,285)	(575)	779	(87,076)	-	(273,088)	136,549	(136,539)
Adjustments to reconcile net income to net cash	-	-	-	-	-	-	-	-	-	-	-	-
Provided by (used in) operating activities:	-	-	-	-	-	-	-	-	-	-	-	-
Depreciation, depletion, and amortization	-	836	327	92	584	152	2,306	526	-	4,823	-	4,823
Deferred income tax	(88)	(5,087)	(6,294)	(92)	(2,035)	(194)	2,237	(33,727)	-	(45,280)	-	(45,280)
Income from equity investments	-	-	-	-	-	-	-	-	-	-	-	-
Dividends from equity investments	-	-	-	-	-	-	-	-	-	-	-	-
Amortization of interest rate swap	-	-	-	-	-	-	-	-	-	-	-	-
(Gain) on interest rate swap	-	-	-	-	-	-	-	-	-	-	-	-
(Gain) on loss on disposal of subsidiary stock	-	-	-	-	-	-	-	-	-	-	-	-
(Gain) on sale of assets	-	-	-	-	-	-	-	-	-	-	-	-
Impairment charges	-	43,312	18,139	300	6,116	676	-	104,511	-	173,054	-	173,054
Subsidiary Earnings	136,549	-	-	-	-	-	-	-	-	136,549	(136,549)	-
Minority interest	-	-	-	-	-	-	-	-	-	-	-	-
Changes in working capital	51,540	(18,677)	(5,815)	(2,294)	(1,677)	(881)	(2,422)	(15,388)	-	4,386	-	4,386
Net cash provided by (used in) operating activities	51,467	(14,163)	(5,818)	(1,669)	(297)	(822)	2,900	(31,154)	-	444	-	444
Investing Activities												
Construction expenditures	-	(1,302)	(14)	(77)	(8)	(88)	(2,806)	(197)	-	(4,492)	-	(4,492)
Cost of Removal	-	-	-	-	-	-	-	-	-	-	-	-
Proceeds from sale of subsidiary stock	-	-	-	-	-	-	-	-	-	-	-	-
Proceeds from sale of assets	-	-	-	-	-	-	-	-	-	-	-	-
Other	-	-	-	-	-	-	-	-	-	-	-	-
Net cash provided by (used in) investing activities	-	(1,302)	(14)	(77)	(8)	(88)	(2,806)	(197)	-	(4,492)	-	(4,492)
Financing Activities												
Treasury stock issued (purchased)	-	-	-	-	-	-	-	-	-	-	-	-
Issuance of long-term debt	-	-	-	-	-	-	-	-	-	-	-	-
Payment of long-term debt	-	-	-	-	-	-	-	-	-	-	-	-
Intercompany debt	-	-	-	-	-	-	-	-	-	-	-	-
Intercompany financing	-	-	-	-	-	-	-	-	-	-	-	-
Issuance (payment) of commercial paper	-	-	-	-	-	-	-	-	-	-	-	-
Dividend to parent	-	-	-	-	-	-	-	-	-	-	-	-
Dividend from subsidiary	-	-	-	-	-	-	-	-	-	-	-	-
Capital contribution to parent	(53,352)	-	-	-	-	-	-	-	-	(53,352)	-	(53,352)
Capital contribution to subsidiary	-	16,036	7,345	1,092	-	1,273	-	27,606	-	53,352	-	53,352
Issuance of common stock	-	-	-	-	-	-	-	-	-	-	-	-
Redemption of preferred stock	-	-	-	-	-	-	-	-	-	-	-	-
Preferred stock dividends paid	-	-	-	-	-	-	-	-	-		-	
Common stock dividends paid	-	-	-	-	-	-	-	-	-	-	-	-
Net proceeds from sale/leasback transaction	-	-	-	-	-	-	-	-	-	-	-	-
Gain on interest rate swap	-	-	-	-	-	-	-	-	-	-	-	-
Other	-	-	-	-	-	-	-	-	-	-	-	-
Net cash provided by (used in) financing activities	(53,352)	16,036	7,345	1,092	-	1,273	-	27,606	-	-	-	-
Net increase (decrease) in cash and cash equivalents	(1,885)	571	1,513	(654)	(305)	363	94	(3,745)	-	(4,048)	-	(4,048)
Cash and cash equivalents at beginning of year	137	(571)	(1,513)	654	135	(363)	623	3,656	-	2,758	-	2,758
Cash and cash equivalents at end of year	(1,748)	-	-	-	(170)	-	717	(89)	-	(1,290)	-	(1,290)

KEYSPAN CORPORATION AND SUBSIDIARIES
Consolidating Statement of Cash Flow
Year Ended December 31, 2004

($ in thousands)	KeySpan Energy Management, LLC	Metro	R.D. Mortman, LLC	Combined	Eliminations	KeySpan Energy Management, LLC (consolidated)
Operating Activities						
Net income (Loss)	(3,286)	409	(4,520)	(7,397)	4,112	(3,285)
Adjustments to reconcile net income to net cash	-	-	-	-	-	-
Provided by (used in) operating activities:	-	-	-	-	-	
Depreciation, depletion, and amortization	62	522	-	584	-	584
Deferred income tax	(651)	(171)	(1,213)	(2,035)	-	(2,035)
Income from equity investments	-	-	-	-	-	-
Dividends from equity investments	-	-	-	-	-	-
Amortization of interest rate swap	-	-	-	-	-	-
(Gain) on interest rate swap	-	-	-	-	-	-
(Gain) on loss on disposal of subsidiary stock	-	-	-	-	-	-
(Gain) on sale of assets	-	-	-	-	-	-
Impairment charges	-	-	6,116	6,116	-	6,116
Subsidiary Earnings	4,112	-	-	4,112	(4,112)	-
Minority interest	-	-	-	-	-	-
Changes in working capital	1,003	(760)	(1,920)	(1,677)	-	(1,677)
Net cash provided by (used in) operating activities	1,240	-	(1,537)	(297)	-	(297)
Investing Activities						
Construction expenditures	(8)	-	-	(8)	-	(8)
Cost of Removal	-	-	-	-	-	-
Proceeds from sale of subsidiary stock	-	-	-	-	-	-
Proceeds from sale of assets	-	-	-	-	-	-
Other	-	-	-	-		-
Net cash provided by (used in) investing activities	(8)	-	-	(8)	-	(8)
Financing Activities						
Treasury stock issued (purchased)	-	-	-	-	-	-
Issuance of long-term debt	-	-	-	-	-	-
Payment of long-term debt	-	-	-	-	-	-
Intercompany debt	-	-	-	-	-	-
Intercompany financing	-	-	-	-	-	-
Issuance (payment) of commercial paper	-	-	-	-	-	-
Dividend to parent	-	-	-	-	-	-
Dividend from subsidiary	-	-	-	-	-	-
Capital contribution to parent	-	-	-	-	-	-
Capital contribution to subsidiary	-	-	-	-	-	-
Issuance of common stock	-	-	-	-	-	-
Redemption of preferred stock	-	-	-	-	-	-
Preferred stock dividends paid	-	-	-		-	
Common stock dividends paid	-	-	-	-	-	-
Net proceeds from sale/leasback transaction	-	-	-	-	-	-
Gain on interest rate swap	-	-	-	-	-	-
Other	-	-	-	-	-	-
Net cash provided by (used in) financing activities	-	-	-	-	-	-
Net increase (decrease) in cash and cash equivalents	1,232	-	(1,537)	(305)	-	(305)
Cash and cash equivalents at beginning of year	(1,405)	-	1,540	135	-	135
Cash and cash equivalents at end of year	(173)	-	3	(170)	-	(170)

KEYSPAN CORPORATION AND SUBSIDIARIES
Consolidating Statement of Cash Flow
Year Ended December 31, 2004

($ in thousands)	WDF Inc.	KSI Contracting, LLC	KSI Electrical, LLC	KSI Mechanical, LLC	Combined	Eliminations	WDF,Inc. (consolidated)
Operating Activities							
Net income (Loss)	(87,076)	-	-	(5,803)	(92,879)	5,803	(87,076)
Adjustments to reconcile net income to net cash	-	-	-	-	-	-	-
Provided by (used in) operating activities:	-	-	-	-	-	-	-
Depreciation, depletion, and amortization	526	-	-	-	526	-	526
Deferred income tax	(35,584)	-	-	1,857	(33,727)	-	(33,727)
Income from equity investments	-	-	-	-	-	-	-
Dividends from equity investments	-	-	-	-	-	-	-
Amortization of interest rate swap	-	-	-	-	-	-	-
(Gain) on interest rate swap	-	-	-	-	-	-	-
(Gain) on loss on disposal of subsidiary stock	-	-	-	-	-	-	-
(Gain) on sale of assets	-	-	-	-	-	-	-
Impairment charges	104,511	-	-	-	104,511	-	104,511
Subsidiary Earnings	5,803	-	-	-	5,803	(5,803)	-
Minority interest	-	-	-	-	-	-	-
Changes in working capital	(19,334)	-	-	3,946	(15,388)	-	(15,388)
Net cash provided by (used in) operating activities	(31,154)	-	-	-	(31,154)	-	(31,154)
Investing Activities							
Construction expenditures	(197)	-	-	-	(197)	-	(197)
Cost of Removal	-	-	-	-	-	-	-
Proceeds from sale of subsidiary stock	-	-	-	-	-	-	-
Proceeds from sale of assets	-	-	-	-	-	-	-
Other	-	-	-	-	-	-	-
Net cash provided by (used in) investing activities	(197)	-	-	-	(197)	-	(197)
Financing Activities							
Treasury stock issued (purchased)	-	-	-	-	-	-	-
Issuance of long-term debt	-	-	-	-	-	-	-
Payment of long-term debt	-	-	-	-	-	-	-
Intercompany debt	-	-	-	-	-	-	-
Intercompany financing	-	-	-	-	-	-	-
Issuance (payment) of commercial paper	-	-	-	-	-	-	-
Dividend to parent	-	-	-	-	-	-	-
Dividend from subsidiary	-	-	-	-	-	-	-
Capital contribution to parent	-	-	-	-	-	-	-
Capital contribution to subsidiary	27,606	-	-	-	27,606	-	27,606
Issuance of common stock	-	-	-	-	-	-	-
Redemption of preferred stock	-	-	-	-	-	-	-
Preferred stock dividends paid	-	-	-	-		-	
Common stock dividends paid	-	-	-	-	-	-	-
Net proceeds from sale/leasback transaction	-	-	-	-	-	-	-
Gain on interest rate swap	-	-	-	-	-	-	-
Other	-	-	-	-	-	-	-
Net cash provided by (used in) financing activities	27,606	-	-	-	27,606	-	27,606
Net increase (decrease) in cash and cash equivalents	(3,745)	-	-	-	(3,745)	-	(3,745)
Cash and cash equivalents at beginning of year	3,745	-	-	(89)	3,656	-	3,656
Cash and cash equivalents at end of year	-	-	-	(89)	(89)	-	(89)

KEYSPAN CORPORATION AND SUBSIDIARIES
Consolidating Statement of Cash Flow
Year Ended December 31, 2004

($ in thousands)	Binsky & Snyder, LLC	Binsky & Snyder Plumbing, LLC	Pro-Formance Sheet Metal, LLC	Combined	Eliminations	Binsky & Snyder, LLC (consolidated)
Operating Activities						
Net income (Loss)	(34,546)	-	(2,680)	(37,226)	2,679	(34,547)
Adjustments to reconcile net income to net cash	-	-	-	-	-	-
Provided by (used in) operating activities:	-	-	-	-	-	-
Depreciation, depletion, and amortization	766	-	70	836	-	836
Deferred income tax	(3,324)	-	(1,763)	(5,087)	-	(5,087)
Income from equity investments	-	-	-	-	-	-
Dividends from equity investments	-	-	-	-	-	-
Amortization of interest rate swap	-	-	-	-	-	-
(Gain) on interest rate swap	-	-	-	-	-	-
(Gain) on loss on disposal of subsidiary stock	-	-	-	-	-	-
(Gain) on sale of assets	-	-	-	-	-	-
Impairment charges	38,944	-	4,368	43,312	-	43,312
Subsidiary Earnings	2,679	-	-	2,679	(2,679)	-
Minority interest	-	-	-	-	-	-
Changes in working capital	(16,272)	-	(2,405)	(18,677)	-	(18,677)
Net cash provided by (used in) operating activities	(11,753)	-	(2,410)	(14,163)	-	(14,163)
Investing Activities						
Construction expenditures	(533)	-	(769)	(1,302)	-	(1,302)
Cost of Removal	-	-	-	-	-	-
Proceeds from sale of subsidiary stock	-	-	-	-	-	-
Proceeds from sale of assets	-	-	-	-	-	-
Other	-	-	-	-		-
Net cash provided by (used in) investing activities	(533)	-	(769)	(1,302)	-	(1,302)
Financing Activities						
Treasury stock issued (purchased)	-	-	-	-	-	-
Issuance of long-term debt	-	-	-	-	-	-
Payment of long-term debt	-	-	-	-	-	-
Intercompany debt	-	-	-	-	-	-
Intercompany financing	-	-	-	-	-	-
Issuance (payment) of commercial paper	-	-	-	-	-	-
Dividend to parent	-	-	-	-	-	-
Dividend from subsidiary	-	-	-	-	-	-
Capital contribution to parent	-	-	-	-	-	-
Capital contribution to subsidiary	12,857	-	3,179	16,036	-	16,036
Issuance of common stock	-	-	-	-	-	-
Redemption of preferred stock	-	-	-	-	-	-
Preferred stock dividends paid	-	-	-		-	
Common stock dividends paid	-	-	-	-	-	-
Net proceeds from sale/leasback transaction	-	-	-	-	-	-
Gain on interest rate swap	-	-	-	-	-	-
Other	-	-	-	-	-	-
Net cash provided by (used in) financing activities	12,857	-	3,179	16,036	-	16,036
Net increase (decrease) in cash and cash equivalents	571	-	-	571	-	571
Cash and cash equivalents at beginning of year	(571)	-	-	(571)	-	(571)
Cash and cash equivalents at end of year	-	-	-	-	-	-

KEYSPAN CORPORATION AND SUBSIDIARIES
Consolidating Statement of Cash Flow
Year Ended December 31, 2004

($ in thousands)	Paulus, Sokolowski and Santor, LLC	KeySpan Engineering Associates, Inc	BR&A	Combined	Eliminations	Paulus, Sokolowski and Santor, LLC (consolidated)
Operating Activities						
Net income (Loss)	781	(60)	622	1,343	(564)	779
Adjustments to reconcile net income to net cash	-	-	-	-	-	-
Provided by (used in) operating activities:	-	-	-	-	-	-
Depreciation, depletion, and amortization	934	36	1,336	2,306	-	2,306
Deferred income tax	774	(23)	1,486	2,237	-	2,237
Income from equity investments	-	-	-	-	-	-
Dividends from equity investments	-	-	-	-	-	-
Amortization of interest rate swap	-	-	-	-	-	-
(Gain) on interest rate swap	-	-	-	-	-	-
(Gain) on loss on disposal of subsidiary stock	-	-	-	-	-	-
(Gain) on sale of assets	-	-	-	-	-	-
Impairment charges	-	-	-	-	-	-
Subsidiary Earnings	(564)	-	-	(564)	564	-
Minority interest	-	-	-	-	-	-
Changes in working capital	1,402	44	(3,868)	(2,422)	-	(2,422)
Net cash provided by (used in) operating activities	3,327	(3)	(424)	2,900	-	2,900
Investing Activities						
Construction expenditures	(2,806)	-	-	(2,806)	-	(2,806)
Cost of Removal	-	-	-	-	-	-
Proceeds from sale of subsidiary stock	-	-	-	-	-	-
Proceeds from sale of assets	-	-	-	-	-	-
Other	-	-	-	-		-
Net cash provided by (used in) investing activities	(2,806)	-	-	(2,806)	-	(2,806)
Financing Activities						
Treasury stock issued (purchased)	-	-	-	-	-	-
Issuance of long-term debt	-	-	-	-	-	-
Payment of long-term debt	-	-	-	-	-	-
Intercompany debt	-	-	-	-	-	-
Intercompany financing	-	-	-	-	-	-
Issuance (payment) of commercial paper	-	-	-	-	-	-
Dividend to parent	-	-	-	-	-	-
Dividend from subsidiary	-	-	-	-	-	-
Capital contribution to parent	-	-	-	-	-	-
Capital contribution to subsidiary	-	-	-	-	-	-
Issuance of common stock	-	-	-	-	-	-
Redemption of preferred stock	-	-	-	-	-	-
Preferred stock dividends paid	-	-	-		-	
Common stock dividends paid	-	-	-	-	-	-
Net proceeds from sale/leasback transaction	-	-	-	-	-	-
Gain on interest rate swap	-	-	-	-	-	-
Other	-	-	-	-	-	-
Net cash provided by (used in) financing activities	-	-	-	-	-	-
Net increase (decrease) in cash and cash equivalents	521	(3)	(424)	94	-	94
Cash and cash equivalents at beginning of year	237	-	386	623	-	623
Cash and cash equivalents at end of year	758	(3)	(38)	717	-	717

KEYSPAN CORPORATION AND SUBSIDIARIES
Consolidating Statement of Cash Flow
Year Ended December 31, 2004

($ in thousands)	KeySpan Home Energy Services, LLC	KeySpan Energy Services, Inc.	KeySpan Energy Solutions, LLC (consolidated) (Page F-99)	KeySpan Home Energy Services (New England), LLC	Fritze KeySpan, LLC (consolidated) (Page F-100)	Combined	Eliminations	KeySpan Home Energy Services, LLC (consolidated)
Operating Activities								
Net income (Loss)	(32,604)	1,558	(9,166)	989	(25,984)	(65,207)	32,604	(32,603)
Adjustments to reconcile net income to net cash	-	-	-	-	-	-	-	-
Provided by (used in) operating activities:	-	-	-	-	-	-	-	-
Depreciation, depletion, and amortization	-	286	1,766	116	495	2,663	-	2,663
Deferred income tax	-	(212)	331	49	(6,835)	(6,667)	-	(6,667)
Income from equity investments	-	-	-	-	-	-	-	-
Dividends from equity investments	-	-	-	-	-	-	-	-
Amortization of interest rate swap	-	-	-	-	-	-	-	-
(Gain) on interest rate swap	-	-	-	-	-	-	-	-
(Gain) on loss on disposal of subsidiary stock	-	-	-	-	-	-	-	-
(Gain) on sale of assets	-	-	-	-	-	-	-	-
Impairment charges	-	-	-	-	24,689	24,689	-	24,689
Subsidiary Earnings	32,604	-	-	-	-	32,604	(32,604)	-
Minority interest	-	-	-	-	-	-	-	-
Changes in working capital	-	(996)	7,361	(795)	(10,566)	(4,996)	-	(4,996)
Net cash provided by (used in) operating activities	-	636	292	359	(18,201)	(16,914)	-	(16,914)
Investing Activities								
Construction expenditures	-	(16)	(273)	(190)	(2,207)	(2,686)	-	(2,686)
Cost of Removal	-	-	-	-	-	-	-	-
Proceeds from sale of subsidiary stock	-	-	-	-	-	-	-	-
Proceeds from sale of assets	-	-	-	-	-	-	-	-
Other	-	-	-	-	-	-	-	-
Net cash provided by (used in) investing activities	-	(16)	(273)	(190)	(2,207)	(2,686)	-	(2,686)
Financing Activities								
Treasury stock issued (purchased)	-	-	-	-	-	-	-	-
Issuance of long-term debt	-	-	-	-	-	-	-	-
Payment of long-term debt	-	-	-	-	-	-	-	-
Intercompany debt	-	-	-	-	-	-	-	-
Intercompany financing	-	-	-	-	-	-	-	-
Issuance (payment) of commercial paper	-	-	-	-	-	-	-	-
Dividend to parent	-	-	-	-	-	-	-	-
Dividend from subsidiary	-	-	-	-	-	-	-	-
Capital contribution to parent	-	-	-	-	-	-	-	-
Capital contribution to subsidiary	-	-	-	-	19,639	19,639	-	19,639
Issuance of common stock	-	-	-	-	-	-	-	-
Redemption of preferred stock	-	-	-	-	-	-	-	-
Preferred stock dividends paid	-	-	-	-	-		-	
Common stock dividends paid	-	-	-	-	-	-	-	-
Net proceeds from sale/leasback transaction	-	-	-	-	-	-	-	-
Gain on interest rate swap	-	-	-	-	-	-	-	-
Other	-	-	-	-	-	-	-	-
Net cash provided by (used in) financing activities	-	-	-	-	19,639	19,639	-	19,639
Net increase (decrease) in cash and cash equivalents	-	620	19	169	(769)	39	-	39
Cash and cash equivalents at beginning of year	-	195	40	(89)	751	897	-	897
Cash and cash equivalents at end of year	-	815	59	80	(18)	936	-	936

KEYSPAN CORPORATION AND SUBSIDIARIES
Consolidating Statement of Cash Flow
Year Ended December 31, 2004

($ in thousands)	KeySpan Energy Solutions, LLC	KeySpan Plumbing Solutions, Inc.	KeySpan Plumbing & Heating Solutions, LLC	Combined	Eliminations	KeySpan Energy Solutions, LLC (consolidated)
Operating Activities						
Net income (Loss)	(9,166)	(244)	-	(9,410)	244	(9,166)
Adjustments to reconcile net income to net cash	-	-	-	-	-	-
Provided by (used in) operating activities:	-	-	-	-	-	-
Depreciation, depletion, and amortization	1,766	-	-	1,766	-	1,766
Deferred income tax	363	(32)	-	331	-	331
Income from equity investments	-	-	-	-	-	-
Dividends from equity investments	-	-	-	-	-	-
Amortization of interest rate swap	-	-	-	-	-	-
(Gain) on interest rate swap	-	-	-	-	-	-
(Gain) on loss on disposal of subsidiary stock	-	-	-	-	-	-
(Gain) on sale of assets	-	-	-	-	-	-
Impairment charges	-	-	-	-	-	-
Subsidiary Earnings	244	-	-	244	(244)	-
Minority interest	-	-	-	-	-	-
Changes in working capital	7,207	276	(122)	7,361	-	7,361
Net cash provided by (used in) operating activities	414	-	(122)	292	-	292
Investing Activities						
Construction expenditures	(273)	-	-	(273)	-	(273)
Cost of Removal	-	-	-	-	-	-
Proceeds from sale of subsidiary stock	-	-	-	-	-	-
Proceeds from sale of assets	-	-	-	-	-	-
Other	-	-	-	-	-	-
Net cash provided by (used in) investing activities	(273)	-	-	(273)	-	(273)
Financing Activities						
Treasury stock issued (purchased)	-	-	-	-	-	-
Issuance of long-term debt	-	-	-	-	-	-
Payment of long-term debt	-	-	-	-	-	-
Intercompany debt	-	-	-	-	-	-
Intercompany financing	-	-	-	-	-	-
Issuance (payment) of commercial paper	-	-	-	-	-	-
Dividend to parent	-	-	-	-	-	-
Dividend from subsidiary	-	-	-	-	-	-
Capital contribution to parent	-	-	-	-	-	-
Capital contribution to subsidiary	-	-	-	-	-	-
Issuance of common stock	-	-	-	-	-	-
Redemption of preferred stock	-	-	-	-	-	-
Preferred stock dividends paid	-	-	-		-	
Common stock dividends paid	-	-	-	-	-	-
Net proceeds from sale/leasback transaction	-	-	-	-	-	-
Gain on interest rate swap	-	-	-	-	-	-
Other	-	-	-	-	-	-
Net cash provided by (used in) financing activities	-	-	-	-	-	-
Net increase (decrease) in cash and cash equivalents	141	-	(122)	19	-	19
Cash and cash equivalents at beginning of year	40	-	-	40	-	40
Cash and cash equivalents at end of year	181	-	(122)	59	-	59

KEYSPAN CORPORATION AND SUBSIDIARIES
Consolidating Statement of Cash Flow
Year Ended December 31, 2004

($ in thousands)	Fritze KeySpan, LLC	Active Conditioning, LLC	Combined	Eliminations	Fritze KeySpan, LLC (consolidated)
Operating Activities					
Net income (Loss)	(25,984)	(919)	(26,903)	919	(25,984)
Adjustments to reconcile net income to net cash	-	-	-	-	-
Provided by (used in) operating activities:	-	-	-	-	-
Depreciation, depletion, and amortization	453	42	495	-	495
Deferred income tax	(6,816)	(19)	(6,835)	-	(6,835)
Income from equity investments	-	-	-	-	-
Dividends from equity investments	-	-	-	-	-
Amortization of interest rate swap	-	-	-	-	-
(Gain) on interest rate swap	-	-	-	-	-
(Gain) on loss on disposal of subsidiary stock	-	-	-	-	-
(Gain) on sale of assets	-	-	-	-	-
Impairment charges	24,689	-	24,689	-	24,689
Subsidiary Earnings	919	-	919	(919)	-
Minority interest	-	-	-	-	-
Changes in working capital	(11,223)	657	(10,566)	-	(10,566)
Net cash provided by (used in) operating activities	(17,962)	(239)	(18,201)	-	(18,201)
Investing Activities					
Construction expenditures	(2,207)	-	(2,207)	-	(2,207)
Cost of Removal	-	-	-	-	-
Proceeds from sale of subsidiary stock	-	-	-	-	-
Proceeds from sale of assets	-	-	-	-	-
Other	-	-	-		-
Net cash provided by (used in) investing activities	(2,207)	-	(2,207)	-	(2,207)
Financing Activities					
Treasury stock issued (purchased)	-	-	-	-	-
Issuance of long-term debt	-	-	-	-	-
Payment of long-term debt	-	-	-	-	-
Intercompany debt	-	-	-	-	-
Intercompany financing	-	-	-	-	-
Issuance (payment) of commercial paper	-	-	-	-	-
Dividend to parent	-	-	-	-	-
Dividend from subsidiary	-	-	-	-	-
Capital contribution to parent	-	-	-	-	-
Capital contribution to subsidiary	19,639	-	19,639	-	19,639
Issuance of common stock	-	-	-	-	-
Redemption of preferred stock	-	-	-	-	-
Preferred stock dividends paid	-	-		-	
Common stock dividends paid	-	-	-	-	-
Net proceeds from sale/leasback transaction	-	-	-	-	-
Gain on interest rate swap	-	-	-	-	-
Other	-	-	-	-	-
Net cash provided by (used in) financing activities	19,639	-	19,639	-	19,639
Net increase (decrease) in cash and cash equivalents	(530)	(239)	(769)	-	(769)
Cash and cash equivalents at beginning of year	530	221	751	-	751
Cash and cash equivalents at end of year	-	(18)	(18)	-	(18)

KEYSPAN CORPORATION AND SUBSIDIARIES
Consolidating Statement of Retained Earnings
Year Ended December 31, 2004

($ in thousands)	Keyspan Corporation	KeySpan Exploration and Production, LLC	KeySpan Generation Services, LLC (Consolidated) (Page F-102)	KeySpan Insurance Company	KeySpan Corporate Services, LLC	KeySpan Gas East Corporation	KeySpan Engineering Services, LLC	KeySpan New England, LLC (Consolidated) (Page F-104)	KeySpan Utility Services, LLC	KeySpan Ravenswood LLC	KeySpan Electrical Services, LLC	KeySpan Energy Trading Services, LLC	VIE	KeySpan Energy Corp. (Consolidated) (Page F-103)	Combined	Eliminations	KeySpan Corporation (consolidated)
Retained Earnings																	
Balance at beginning of year	562,376	(11,095)	64,993	-	2,797	225,118	(78)	223,732	182	73,053	37,359	6,789	(37,625)	750,004	1,897,607	(1,276,177)	621,430
Net income (loss)	464,965	(28,022)	27,561	-	3,880	74,250	529	74,390	247	64,099	16,450	4,022	(7,991)	285,400	979,780	(516,115)	463,665
Cash dividends - common stock	(287,306)	-	-	-	-	-	-	-	-	-	-	-	-	-	(287,306)	-	(287,306)
Cash dividends - preferred stock	(5,612)	-	-	-	-	-	-	-	-	-	-	-	-	-	(5,612)	-	(5,612)
Cash dividends - subsidiary to parent	-	-	(13,000)	-	-	(40,000)	-	(5,000)	-	(94,966)	-	(9,000)	-	(280,590)	(442,556)	442,556	-
Other adjustments	-	-	-	-	-	-	-	-	-	-	-	-	-		-	-	-
Balance at end of year	734,423	(39,117)	79,554	-	6,677	259,368	453	293,122	429	42,186	53,809	1,811	(45,616)	754,814	2,141,913	(1,349,736)	792,177

KEYSPAN CORPORATION AND SUBSIDIARIES
Consolidating Statement of Retained Earnings
Year Ended December 31, 2004

($ in thousands)	KeySpan Generation, LLC	KeySpan Glenwood Energy Center, LLC	KeySpan Port Jefferson Energy Ctr, LLC	Combined	Eliminations	KeySpan Generation, LLC Consolidated
Retained Earnings						
Balance at beginning of year	64,993	5,038	4,777	74,808	(9,815)	64,993
Net income (loss)	27,561	3,205	3,352	34,118	(6,557)	27,561
Cash dividends - common stock	-	-	-	-	-	-
Cash dividends - preferred stock	-	-	-	-	-	-
Cash dividends - subsidiary to parent	(13,000)	(13,000)	-	(26,000)	13,000	(13,000)
Other adjustments	-	-	-	-	-	-
Balance at end of year	79,554	(4,757)	8,129	82,926	(3,372)	79,554

KEYSPAN CORPORATION AND SUBSIDIARIES
Consolidating Statement of Retained Earnings
Year Ended December 31, 2004

($ in thousands)	KeySpan Energy Corporation	GEI Development Corp.	Island Energy Services Company, Inc.	KeySpan Energy Development Corporation (consolidated) (Page F-106)	The Brooklyn Union Gas Company (consolidated) (Page F-105)	KeySpan Services, Inc. (consolidated) (Page F-117)	KeySpan Technologies Inc.	Marguez	KeySpan MHK, Inc.	KeySpan Ravenswood Services, LLC	Combined	Eliminations	KeySpan Energy Corporation (consolidated)
Retained Earnings													
Balance at beginning of year	759,953	(10,913)	(620)	170,944	388,528	(101,528)	(12,796)	(6,653)	(21,421)	(1,940)	1,163,554	(413,550)	750,004
Net income (loss)	285,400	451	-	328,371	126,345	(172,623)	(13)	-	(6)	(594)	567,331	(281,931)	285,400
Cash dividends - common stock	-	-	-	-	-	-	-	-	-	-	-	-	-
Cash dividends - preferred stock	-	-	-	-	-	-	-	-	-	-	-	-	-
Cash dividends - subsidiary to parent	(280,590)	-	-	(225,390)	(53,000)	-	-	-	-	-	(558,980)	278,390	(280,590)
Other adjustments	-	-	-	-	-	-	-	-	1	-	1	(1)	-
Balance at end of year	764,763	(10,462)	(620)	273,925	461,873	(274,151)	(12,809)	(6,653)	(21,426)	(2,534)	1,171,906	(417,092)	754,814

KEYSPAN CORPORATION AND SUBSIDIARIES
Consolidating Statement of Retained Earnings
December 31, 2004

($ in thousands)	KeySpan New England, LLC	Eastern Associated Securities Corp.	Eastern Energy Systems Corp.	Eastern Urban Services, Inc.	Boston Gas Company	Colonial Gas Company	Energy North Natural Gas, Inc.	Essex Gas Company	Mystic Steamship Corporation	PCC Land Company, Inc.	Philadelphia Coke co., Inc.	Eastern Rivermoore Company, Inc.	Transgas Inc.	Combined	Eliminations	KeySpan New England, LLC (consolidated)
Retained Earnings																
Balance at beginning of year	223,732	(35,426)	(3,118)	(4,890)	(17,038)	9,993	(65,459)	10,784	(746)	(5)	(10,689)	124	5,354	112,616	111,116	223,732
Net income (loss)	74,390	-	(134)	(187)	35,964	19,300	5,509	2,854	-	-	-	3,329	1,046	142,071	(67,681)	74,390
Cash dividends - common stock	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Cash dividends - preferred stock	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Cash dividends - subsidiary to parent	(5,000)	-	-	-	-	-	-	-	-	-	-	-	(5,000)	(10,000)	5,000	(5,000)
Other adjustments	-	-	(1)	(1)	-	-	-	-	-	(400)	-	-	-	(402)	402	-
Balance at end of year	293,122	(35,426)	(3,253)	(5,078)	18,926	29,293	(59,950)	13,638	(746)	(405)	(10,689)	3,453	1,400	244,285	48,837	293,122

KEYSPAN CORPORATION AND SUBSIDIARIES
Consolidating Statement of Retained Earnings
Year Ended December 31, 2004

($ in thousands)	The Brooklyn Union Gas Company	Northeast Transmission Company	Combined	Eliminations	The Brooklyn Union Gas Company (consolidated)
Retained Earnings					
Balance at beginning of year	388,528	18,025	406,553	(18,025)	388,528
Net income (loss)	126,345	6,447	132,792	(6,447)	126,345
Cash dividends - common stock	-	-	-	-	-
Cash dividends - preferred stock	-	-	-	-	-
Cash dividends - subsidiary to parent	(53,000)	(3,000)	(56,000)	3,000	(53,000)
Other adjustments	-	-	-	-	-
Balance at end of year	461,873	21,472	483,345	(21,472)	461,873

KEYSPAN CORPORATION AND SUBSIDIARIES
Consolidating Statement of Retained Earnings
Year Ended December 31, 2004

($ in thousands)	KeySpan Energy Development Corporation	Broken Bridge Corp.	KeySpan International Corporation (consolidated) (Page F-108)	KeySpan North East Ventures, Inc. (consolidated) (Page F-107)	LILCO Energy Systems, Inc.	KeySpan Midstream LLC (consolidated) (Page F-111)	Seneca Upshur Petroleum, Inc.(consolidated) (Page F-112)	Spagnoli Road, LLC	Combined	Eliminations	KeySpan Energy Development Corporation (consolidated)
Retained Earnings											
Balance at beginning of year	170,944	-	22,007	4,043	2,031	20,390	2,784	-	222,199	(51,255)	170,944
Net income (loss)	328,371	-	(12,162)	669	918	84,170	4,651	-	406,617	(78,246)	328,371
Cash dividends - common stock	-	-	-	-	-	-	-	-	-	-	-
Cash dividends - preferred stock	-	-	-	-	-	-	-	-	-	-	-
Cash dividends - subsidiary to parent	(225,390)	-	-	-	(2,200)	-	-	-	(227,590)	2,200	(225,390)
Other adjustments	-	-	(1)	1	-	627	-	(4)	623	(623)	-
Balance at end of year	273,925	-	9,844	4,713	749	105,187	7,435	(4)	401,849	(127,924)	273,925

KEYSPAN CORPORATION AND SUBSIDIARIES
Consolidating Statement of Retained Earnings
Year Ended December 31, 2004

($ in thousands)	KeySpan North East Ventures, Inc.	Northeast Gas Markets, LLC	Combined	Eliminations	KeySpan North East Ventures, Inc. (consolidated)
Retained Earnings					
Balance at beginning of year	4,043	(22)	4,021	22	4,043
Net income (loss)	669	1,263	1,932	(1,263)	669
Cash dividends - common stock	-	-	-	-	-
Cash dividends - preferred stock	-	-	-	-	-
Cash dividends - subsidiary to parent	-	(1,200)	(1,200)	1,200	-
Other adjustments	-		-	-	-
Balance at end of year	4,712	41	4,753	(41)	4,712

KEYSPAN CORPORATION AND SUBSIDIARIES
Consolidating Statement of Retained Earnings
Year Ended December 31, 2004

($ in thousands)	KeySpan International Corporation	KeySpan C.I. LTD (consolidated) (Page F-109)	KeySpan C.I.II, LTD (consolidated) (Page F-110)	Combined	Eliminations	KeySpan International Corporation (consolidated)
Retained Earnings						
Balance at beginning of year	22,007	24,340	(1,759)	44,588	(22,581)	22,007
Net income (loss)	(12,162)	(12,162)	-	(24,324)	12,162	(12,162)
Cash dividends - common stock	-	-	-	-	-	-
Cash dividends - preferred stock	-	-	-	-	-	-
Cash dividends - subsidiary to parent	-	-	-	-	-	-
Other adjustments	-	(267)	-	(267)	267	-
Balance at end of year	9,845	11,911	(1,759)	19,997	(10,152)	9,845

KEYSPAN CORPORATION AND SUBSIDIARIES
Consolidating Statement of Retained Earnings
Year Ended December 31, 2004

($ in thousands)	KeySpan C.I. LTD	KeySpan UK Limited	Combined	Eliminations	KeySpan C.I. LTD (consolidated)
Retained Earnings					
Balance at beginning of year	24,340	462	24,802	(462)	24,340
Net income (loss)	(12,162)	(8,342)	(20,504)	8,342	(12,162)
Cash dividends - common stock	-	-	-	-	-
Cash dividends - preferred stock	-	-	-	-	-
Cash dividends - subsidiary to parent	-	-	-	-	-
Other adjustments	(267)	(979)	(1,246)	979	(267)
Balance at end of year	11,911	(8,859)	3,052	8,859	11,911

KEYSPAN CORPORATION AND SUBSIDIARIES
Consolidating Statement of Retained Earnings
Year Ended December 31, 2004

($ in thousands)	KeySpan C.I. II, LTD	Grupo Keyspan, S. de R.L. de C.V.	Combined	Eliminations	KeySpan C.I. II LTD (consolidated)
Retained Earnings					
Balance at beginning of year	(1,759)	(1,759)	(3,518)	1,759	(1,759)
Net income (loss)	-	-	-	-	-
Cash dividends - common stock	-	-	-	-	-
Cash dividends - preferred stock	-	-	-	-	-
Cash dividends - subsidiary to parent	-	-	-	-	-
Other adjustments	-	1,759	1,759	(1,759)	-
Balance at end of year	(1,759)	-	(1,759)	-	(1,759)

KEYSPAN CORPORATION AND SUBSIDIARIES
Consolidating Statement of Retained Earnings
Year Ended December 31, 2004

($ in thousands)	KeySpan Midstream, LLC	Keyspan Midstream Limited (Consolidated) (Page F-113)	Combined	Eliminations	KeySpan Midstream, LLC (consolidated)
Retained Earnings					
Balance at beginning of year	20,390	33,382	53,772	(33,382)	20,390
Net income (loss)	84,170	84,170	168,340	(84,170)	84,170
Cash dividends - common stock	-	-	-	-	-
Cash dividends - preferred stock	-	-	-	-	-
Cash dividends - subsidiary to parent	-	-	-	-	-
Other adjustments	628	-	628	-	628
Balance at end of year	105,188	117,552	222,740	(117,552)	105,188

KEYSPAN CORPORATION AND SUBSIDIARIES
Consolidating Statement of Retained Earnings
Year Ended December 31, 2004

($ in thousands)	Seneca Upshur Petroleum, Inc	KeySpan East Islander Pipeline, LLC	KeySpan LNG, LLC (consolidated) (Page F-116)	Millenium, LLC	Combined	Eliminations	Seneca Upshur Petroleum, Inc (consolidated)
Retained Earnings							
Balance at beginning of year	2,784	1,370	1,405	-	5,559	(2,775)	2,784
Net income (loss)	4,651	1,707	1,428	-	7,786	(3,135)	4,651
Cash dividends - common stock	-	-	-	-	-	-	-
Cash dividends - preferred stock	-	-	-	-	-	-	-
Cash dividends - subsidiary to parent	-	-	-	-	-	-	-
Other adjustments	-	-	(6)	-	(6)	6	-
Balance at end of year	7,435	3,077	2,827	-	13,339	(5,904)	7,435

KEYSPAN CORPORATION AND SUBSIDIARIES
Consolidating Statement of Retained Earnings
Year Ended December 31, 2004

($ in thousands)	KeySpan Midstream Limited	KeySpan Luxembourg S.A.R.L (consolidated) (Page F-114)	Combined	Eliminations	KeySpan Midstream Limited (consolidated)
Retained Earnings					
Balance at beginning of year	33,382	(20,871)	12,511	20,871	33,382
Net income (loss)	84,170	54,439	138,609	(54,439)	84,170
Cash dividends - common stock	-	-	-	-	-
Cash dividends - preferred stock	-	-	-	-	-
Cash dividends - subsidiary to parent	-	-	-	-	-
Other adjustments	-	-	-	-	-
Balance at end of year	117,552	33,568	151,120	(33,568)	117,552

KEYSPAN CORPORATION AND SUBSIDIARIES
Consolidating Statement of Retained Earnings
Year Ended December 31, 2004

($ in thousands)	KeySpan Luxembourg S.A.R.L	Nicodama Beheer V.B.V. (consolidated) (Page F-115)	Combined	Eliminations	KeySpan Luxembourg S.A.R.L. (consolidated)
Retained Earnings					
Balance at beginning of year	(20,871)	(11,338)	(32,209)	11,338	(20,871)
Net income (loss)	54,439	54,708	109,147	(54,708)	54,439
Cash dividends - common stock	-	-	-	-	-
Cash dividends - preferred stock	-	-	-	-	-
Cash dividends - subsidiary to parent	-	-	-	-	-
Other adjustments	-	-	-	-	-
Balance at end of year	33,568	43,370	76,938	(43,370)	33,568

KEYSPAN CORPORATION AND SUBSIDIARIES
Consolidating Statement of Retained Earnings
Year Ended December 31, 2004

($ in thousands)	Nicodama Beheer V.B.V.	KeySpan Energy Development Co.	Combined	Eliminations	Nicodama Beheer V.B.V. (consolidated)
Retained Earnings					
Balance at beginning of year	(11,338)	(5,756)	(17,094)	5,756	(11,338)
Net income (loss)	54,708	54,741	109,449	(54,741)	54,708
Cash dividends - common stock	-	-	-	-	-
Cash dividends - preferred stock	-	-	-	-	-
Cash dividends - subsidiary to parent	-	-	-	-	-
Other adjustments	-	2	2	(2)	-
Balance at end of year	43,370	48,987	92,357	(48,987)	43,370

KEYSPAN CORPORATION AND SUBSIDIARIES
Consolidating Statement of Retained Earnings
Year Ended December 31, 2004

($ in thousands)	KeySpan LNG LP, LLC	KeySpan LNG GP, LLC	KeySpan LNG, Partnership	Combined	Eliminations	KeySpan LNG LP, LLC (consolidated)
Retained Earnings						
Balance at beginning of year	1,398	7	2,055	3,460	(2,055)	1,405
Net income (loss)	1,418	10	2,052	3,480	(2,052)	1,428
Cash dividends - common stock	-	-	-	-	-	-
Cash dividends - preferred stock	-	-	-	-	-	-
Cash dividends - subsidiary to parent	-	-	-	-	-	-
Other adjustments	(149)	143		(6)	-	(6)
Balance at end of year	2,667	160	4,107	6,934	(4,107)	2,827

KEYSPAN CORPORATION AND SUBSIDIARIES
Consolidating Statements of Retained Earnings
Year Ended December 31, 2004

($ in thousands)	KeySpan Services, Inc.	KeySpan Business Solutions, LLC (consolidated) (Page F-118)	KeySpan Communications Corp	KeySpan Energy Supply, Inc.	KeySpan Home Energy Services, LLC (consolidated) (Page F-123)	Combined	Eliminations	KeySpan Services, Inc. (consolidated)
Retained Earnings								
Balance at beginning of year	(101,529)	(105,474)	(1,799)	49,818	61,475	(97,509)	(4,020)	(101,528)
Net income (loss)	(172,623)	(136,534)	88	25,855	(32,604)	(315,818)	143,195	(172,623)
Cash dividends - common stock	-	-	-	-	-	-	-	-
Cash dividends - preferred stock	-	-	-	-	-	-	-	-
Cash dividends - subsidiary to parent	-	-	-	-	-	-	-	-
Other adjustments	-	-	-	-	-	-	-	-
Balance at end of year	(274,152)	(242,008)	(1,711)	75,673	28,871	(413,327)	139,175	(274,151)

KEYSPAN CORPORATION AND SUBSIDIARIES
Consolidating Statements of Retained Earnings
Year Ended December 31, 2004

($ in thousands)	KeySpan Business Solutions, LLC	Binsky & Snyder, LLC (consolidated) (Page F-121)	Delta KeySpan, LLC	Granite State Plumbing & Heating, LLC	KeySpan Energy Management, LLC (consolidated) (Page F-119)	Northern Peabody, LLC	Paulus, Sokolowski and Santor, LLC (consolidated) (Page F-122)	WDF, Inc. (consolidated) (Page F-120)	Binsky & Snyder Service, LLC	Combined	Eliminations	KeySpan Business Solutions, LLC (consolidated)
Retained Earnings												
Balance at beginning of year	(105,474)	13,748	(2,156)	797	(1,860)	693	(8,807)	(86,244)	-	(189,303)	83,829	(105,474)
Net income (loss)	(136,534)	(34,546)	(12,175)	325	(3,285)	(575)	781	(87,076)	-	(273,085)	136,551	(136,534)
Cash dividends - common stock	-	-	-	-	-	-	-	-	-	-	-	-
Cash dividends - preferred stock	-	-	-	-	-	-	-	-	-	-	-	-
Cash dividends - subsidiary to parent	-	-	-	-	-	-	-	-	-	-	-	-
Other adjustments		-	-	-	-		-	-				-
Balance at end of year	(242,008)	(20,798)	(14,331)	1,122	(5,145)	118	(8,026)	(173,320)	-	(462,388)	220,380	(242,008)

KEYSPAN CORPORATION AND SUBSIDIARIES
Consolidating Statements of Retained Earnings
Year Ended December 31, 2004

($ in thousands)	KeySpan Energy Management, LLC	Metro Energy, LLC	R.D. Mortman, LLC	Combined	Eliminations	KeySpan Energy Management, LLC (consolidated)
Retained Earnings						
Balance at beginning of year	(1,859)	-	(1,191)	(3,050)	1,190	(1,860)
Net income (loss)	(3,286)	409	(4,520)	(7,397)	4,112	(3,285)
Cash dividends - common stock	-	-		-	-	-
Cash dividends - preferred stock	-	-		-	-	-
Cash dividends - subsidiary to parent	-	-		-	-	-
Other adjustments				-		
Balance at end of year	(5,145)	409	(5,711)	(10,447)	5,302	(5,145)

KEYSPAN CORPORATION AND SUBSIDIARIES
Consolidating Statements of Retained Earnings
Year Ended December 31, 2004

($ in thousands)	WDF Inc.	KSI Contracting, LLC	KSI Electrical, LLC	KSI Mechanical, LLC	Combined	Eliminations	WDF,Inc. (consolidated)
Retained Earnings							
Balance at beginning of year	(86,244)		(2,491)	(109,326)	(198,061)	111,817	(86,244)
Net income (loss)	(87,076)	-	-	(5,803)	(92,879)	5,803	(87,076)
Cash dividends - common stock	-	-	-	-	-	-	-
Cash dividends - preferred stock	-	-	-	-	-	-	-
Cash dividends - subsidiary to parent	-	-	-	-	-	-	-
Other adjustments		-	-	-		-	-
Balance at end of year	(173,320)	-	(2,491)	(115,129)	(290,940)	117,620	(173,320)

KEYSPAN CORPORATION AND SUBSIDIARIES
Consolidating Statements of Retained Earnings
Year Ended December 31, 2004

($ in thousands)	Binsky & Snyder, LLC	Binsky & Snyder Plumbing, LLC	Pro-Formance Sheet Metal, LLC	Combined	Eliminations	Binsky & Snyder, LLC (consolidated)
Retained Earnings						
Balance at beginning of year	13,748	-	-	13,748	-	13,748
Net income (loss)	(34,546)	-	(2,680)	(37,226)	2,680	(34,546)
Cash dividends - common stock	-	-	-	-	-	-
Cash dividends - preferred stock	-	-	-	-	-	-
Cash dividends - subsidiary to parent	-	-	-	-	-	-
Other adjustments	-	-	-	-	-	-
Balance at end of year	(20,798)	-	(2,680)	(23,478)	2,680	(20,798)

KEYSPAN CORPORATION AND SUBSIDIARIES
Consolidating Statements of Retained Earnings
Year Ended December 31, 2004

($ in thousands)	Paulus, Sokolowski and Santor, LLC	BRA (BR + A) Consulting Engineers, LLC	KeySpan Engineering Associates, Inc	Combined	Eliminations	Paulus, Sokolowski and Santor, LLC (consolidated)
Retained Earnings						
Balance at beginning of year	(8,807)	2,535	(2,264)	(8,536)	(271)	(8,807)
Net income (loss)	781	622	(59)	1,344	(563)	781
Cash dividends - common stock	-	-		-	-	-
Cash dividends - preferred stock	-	-		-	-	-
Cash dividends - subsidiary to parent	-	-		-	-	-
Other adjustments		-		-		-
Balance at end of year	(8,026)	3,157	(2,323)	(7,192)	(834)	(8,026)

KEYSPAN CORPORATION AND SUBSIDIARIES
Consolidating Statements of Retained Earnings
Year Ended December 31, 2004

($ in thousands)	KeySpan Home Energy Services, LLC	Fritze KeySpan, LLC (consolidated) (Page F-125)	KeySpan Energy Services, Inc.	KeySpan Energy Solutions, LLC (consolidated) (Page F-124)	KeySpan Home Energy Services (New England), LLC	Combined	Eliminations	KeySpan Home Energy Services, LLC (consolidated)
Retained Earnings								
Balance at beginning of year	61,475	(3,309)	(20,836)	(13,412)	(1,749)	22,169	39,306	61,475
Net income (loss)	(32,604)	(25,984)	1,558	(9,166)	989	(65,207)	32,603	(32,604)
Cash dividends - common stock	-	-	-	-	-	-	-	-
Cash dividends - preferred stock	-	-	-	-	-	-	-	-
Cash dividends - subsidiary to parent	-	-	-	-	-	-	-	-
Other adjustments		-	-		-			-
Balance at end of year	28,871	(29,293)	(19,278)	(22,578)	(760)	(43,038)	71,909	28,871

KEYSPAN CORPORATION AND SUBSIDIARIES
Consolidating Statements of Retained Earnings
Year Ended December 31, 2004

($ in thousands)	KeySpan Energy Solutions, LLC	KeySpan Plumbing & Heating Solutions, LLC	KeySpan Plumbing Solutions, Inc.	Combined	Eliminations	KeySpan Energy Solutions, LLC (consolidated)
Retained Earnings						
Balance at beginning of year	(13,412)	(255)	(385)	(14,052)	640	(13,412)
Net income (loss)	(9,166)	-	(244)	(9,410)	244	(9,166)
Cash dividends - common stock	-	-	-	-	-	-
Cash dividends - preferred stock	-	-	-	-	-	-
Cash dividends - subsidiary to parent	-	-	-	-	-	-
Other adjustments		-	-	-		
Balance at end of year	(22,578)	(255)	(629)	(23,462)	884	(22,578)

KEYSPAN CORPORATION AND SUBSIDIARIES
Consolidating Statements of Retained Earnings
Year Ended December 31, 2004

($ in thousands)	Fritze KeySpan, LLC	Active Conditioning, LLC	Combined	Eliminations	Fritz KeySpan, LLC (consolidated)
Retained Earnings					
Balance at beginning of year	(3,309)	(244)	(3,553)	244	(3,309)
Net income (loss)	(25,984)	(919)	(26,903)	919	(25,984)
Cash dividends - common stock	-	-	-	-	-
Cash dividends - preferred stock	-	-	-	-	-
Cash dividends - subsidiary to parent	-	-	-	-	-
Other adjustments			-		-
Balance at end of year	(29,293)	(1,163)	(30,456)	1,163	(29,293)

EXHIBIT F (cont.)
(Utility Plant Accounts and Schedules)

Name of Respondent KeySpan Gas East Corp./D/B/A KeySpan Energy Delivery - LI	This Report is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo., Day, Yr.) 03/31/2005	Year of Report 12/31/2004

SUMMARY OF UTILITY PLANT AND ACCUMULATED PROVISIONS
FOR DEPRECIATION, AMORTIZATION AND DEPLETION

Line No.	Item (a)	Total (b)	Electric (c)
1	UTILITY PLANT		
2	In Service		
3	Plant in Service (Classified)	$1,977,393,306	
4	Property Under Capital Leases	0	
5	Plant Purchased or Sold	0	
6	Completed Construction not Classified	0	
7	Experimental Plant Unclassified	0	
8	TOTAL (Enter Total of lines 3 thru 7)	1,977,393,306	0
9	Leased to Others	0	
10	Held for Future Use	93,519	
11	Construction Work in Progress	21,037,679	
12	Acquisition Adjustments	0	
13	TOTAL Utility Plant (Enter Total of lines 8 thru 12)	1,998,524,504	0
14	Accum. Prov. for Depr., Amort., & Depl.	381,686,765	0
15	Net Utility Plant (Enter Total of line 13 less 14)	$1,616,837,739	$0
16	DETAIL OF ACCUMULATED PROVISIONS FOR DEPRECIATION, AMORTIZATION AND DEPLETION		
17	In Service		
18	Depreciation	$375,562,646	
19	Amort. and Dep. of Producing Natural Gas Land and Land Rights	0	
20	Amort. of Underground Storage Land and Land Rights	0	
21	Amort. of Other Utility Plant	6,121,330	
22	TOTAL In Service (Enter Total of lines 18 thru 21)	381,683,976	0
23	Leased to Others		
24	Depreciation	0	
25	Amortization and Depletion	0	
26	TOTAL Leased to Others (Enter Total of lines 24 and 25)	0	0
27	Held for Future Use		
28	Depreciation	2,789	
29	Amortization	0	
30	TOTAL Held for Future Use (Enter Total of lines 28 and 29)	2,789	0
31	Abandonment of Leases (Natural Gas)	0	
32	Amort. of Plant Acquisition Adj.	0	
33	TOTAL Accumulated Provisions (Should agree with line 14 above) (Enter Total of lines 22, 26, 30, 31 and 32)	$381,686,765	$0

Name of Respondent KeySpan Gas East Corp./D/B/A KeySpan Energy Delivery - LI	This Report is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo., Day, Yr.) 03/31/2005	Year of Report 12/31/2004

SUMMARY OF UTILITY PLANT ACCUMULATED PROVISIONS
FOR DEPRECIATION, AMORTIZATION AND DEPLETION

Gas (d)	Other (Specify) (e)	Other (Specify) (f)	Other (Specify) (g)	Common (h)	Line No.
					1
					2
$1,977,393,306					3
0					4
0					5
0					6
0					7
1,977,393,306	0	0	0	0	8
0					9
93,519					10
21,037,679					11
0					12
1,998,524,504	0	0	0	0	13
381,686,765	0	0	0	0	14
$1,616,837,738	$0	$0	$0	$0	15
					16
					17
$375,562,646					18
0					19
0					20
6,121,330					21
381,683,976	0	0	0	0	22
					23
0					24
0					25
0	0	0	0	0	26
					27
2,789					28
0					29
2,789	0	0	0	0	30
0					31
0					32
$381,686,765	$0	$0	$0	$0	33

Name of Respondent	This Report Is:	Date of Report (Mo, Day, Yr)	Year of Report
KeySpan Gas East Corp./D/B/A KeySpan Energy Delivery	(1) [X] An Original (2) [ ] A Resubmission	03/31/2005	12/31/2004

CONSTRUCTION WORK IN PROGRESS-GAS (Account 107)

1. Report below descriptions and balances at end of the year for each projects in process, of construction (107). for Electric, Gas and Common, respectively.
2. Show items relating to "research, development, and demonstration" projects last, under a caption Research, Development, and Demonstration (see Account 107 of the Uniform System of Accounts).
3. Minor projects (5% of the Balance End of the Year for Account 107 or $100,000, whichever is less) may be grouped.

Line No.	Description of Each Project for Gas (a)	Construction Work in Progress-Gas (Account 107) (b)
1	T100412643 NARROW LN, BRIDGEHM	1,893,743
2	Plant Modifications IRL	1,884,587
3	BARE STEEL Rplcm-Cntr CRO	1,400,995
4	T100376691 BROADWAY, BETHPAGE	798,595
5	INSTRUMENTATION & REGULATCAP	697,036
6	FLM ST AV-GWD 16" MN-SE-S	614,544
7	T100386983 IRMA AVE, PT WASH	525,328
8	TRANS MN INTEG INVEST / MN REP	404,288
9	ESCO HEFPA-GAS LI	384,997
10	T100394056 HOWARD ST, HICKSVIL	368,497
11	TRANS MAIN RECOAT STEWART AV	358,462
12	Public Work Non-Reimb-Cntr CRI	355,284
13	SYSTEMS PROGRAMMING EQUIP	349,172
14	T100394237 BEACH 62ND ST, ARVE	338,131
15	T100370565 MERRITTS RD, S FARM	332,362
16	Mnrville to Clvrton 20" Main	326,418
17	Gas Dist/Sys Reinfc-Cntr CRO	282,779
18	Ntwk Exp-Cmrcl Firm-Cntr CPA	277,713
19	Ntwk Exp Resid-Cnvsn-Cntr CRI	276,403
20	T100103889 BROADWAY, HICKSVILL	257,787
21	NORMAC CONTINUATION PGM-NASSAU	255,028
22	Gas Dist/Sys Reinfc-Keysp LCS	253,239
23	MDSI-DEV-CAP	253,220
24	Ntwk Exp Resid-Cnvsn-Keysp CBE	246,112
25	Ntwk Exp Res-New Dev-Cntr CRI	241,771
26	NORMAC CONTINUE PGM-SUFFOLK	228,997
27	T100396786 WELLWOOD AVE, W BAB	221,194
28	BARE STEEL Rplcm-Cntr CBE	218,165
29	REPLACE ITRON HANDHELDS	209,273
30	Ntwk Exp All Markets-Keysp CHI	192,879
31	Public Work Non-Reimb-Cntr CBW	192,112
32	Ntwk Exp All Markets-Keysp CH1	190,784
33	BARE STEELMAIN Rplcm-Keysp CBW	189,837
34	Reg Sta Reliability CHI	184,164
35	T100227036 COLLIER AVE, FAR RO	179,563
36	CNG-Brentwood Upgrade	177,117
37	Ntwk Exp Resid-Cnvsn-Cntr CRO	165,359
38	BT-FINANCE AND ACCOUNTING	164,327
39	Ntwk Exp Resid-Cnvsn-Cntr CGN	151,664
40	SYSTEM MODERNIZATION - CAPITAL	149,881
41		
42		
43		

If applicable, see insert page below

Name of Respondent	This Report Is:	Date of Report (Mo, Day, Yr)	Year of Report
KeySpan Gas East Corp./D/B/A KeySpan Energy Delivery - LI	(1) [X] An Original (2) [ ] A Resubmission	03/31/2005	12/31/2004

CONSTRUCTION OVERHEADS ELECTRIC, GAS AND COMMON

1. List in column (a) the kinds of overheads according to the titles used by the respondent. Charges for outside professional services for engineering fees and management or supervision fees capitalized should be shown as separate items.

2. On page 218 furnish information concerning construction overheads, for electric, gas and common operations respectively.

3. A respondent should not report "none" to this page if no overhead apportionments are made, but rather should explain on page 218, the accounting procedures employed and the amounts of engineering, supervision and administrative costs, etc., which are directly charged to construction, for electric, gas and common operations respectively.

4. Enter on this page engineering, supervision, administrative, and allowance for funds used during construction, etc., which are first assigned to a blanket work order and then prorated to construction jobs for electric, gas and common operations respectively.

Line No.	Description of Overhead (a)	Total Amount Charged for the Year (b)
1	Gas	
2	Pension/401K Match Burden	6,780,401
3	Other Post Employment Benefits Opebs Burden	6,510,699
4	Benefits Burden	4,406,722
5	Payroll Taxes Burden	2,219,139
6	Incentive Compensation Burden	1,161,135
7	Paid Absence Burden	2,341,167
8	Vacation Burden	2,235,576
9	Distribution Gas Clearing Burden	95,740
10	Customer Service Clearing Burden	1,703
11	Gas/Customer Service Burden	(468,314)
12	T&D Joint Costs	41,520
13	Stores Exp Burden	1,421,173
14	Gainsharing Non Management Burden	191,864
15		
16		
17		
18		
19		
20		
21		
22		
23		
24		
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		
39		
40		
41		
42		
43		
44		
45		
46	TOTAL	$26,938,526

Line	CONSTRUCTION WORK IN PROGRESS-ELECTRIC AND GAS (Account 107) (a)	(b)
44	T100368911 DOXSEE DR, FREEPORT	148,353
45	CNG-Greenlawn	141,320
46	Ntwk Exp Resid-Crvsn-Keysp CH1	133,371
47	Budget-Other Main&Svc Work FHA	132,413
48	RPL PINT IN/OUT VLV CNTRL LINE	131,181
49	Ntwk Exp All Markets-Keysp CBE	127,679
50	CNG-Bellmore	125,917
51	SUPPLY CHAIN - CAPITAL	125,503
52	Sales Sprt LI SLI	120,976
53	Meter/Reg FOR	118,776
54	Ntwk Exp-Cmrcl Firm-Cntr CRI	110,633
55	Abvgrnd Fac Enhncmnt LI	109,803
56	LNG Plant -LI PLI	108,130
57	Public Work Non-Reimb-Cntr CRO	107,997
58	INSTALL NEW VAPORIZERS	103,158
59		
60		
61		
62		
63		
64		
65		
66		
67		
68		
69		
70		
71		
72		
73		
74		
75		
76		
77		
78		
79		
80		
81		
82		
83		
84		
85		
86	Minor Capital Projects (under $100,000)	3,002,664
87		
88		
89		
90		
91		
92		
93		
94		
95		
96	TOTAL	$21,037,679
97		

Name of Respondent	This Report Is:	Date of Report	Year of Report
KeySpan Gas East Corp./D/B/A KeySpan Energy Delivery - LI	(1) [X] An Original (2) [ ] A Resubmission	(Mo, Day, Yr) 03/31/2005	12/31/2004

NONUTILITY PROPERTY (Account 121)

1. Give a brief description and state the location of nonutility property included in Account 121.
2. Designate with a double asterisk any property which is leased to another company. State name of lessee and whether lessee is an associated company.
3. Furnish particulars (details) concerning sales, purchases, or transfers of Nonutility Property during the year.
4. List separately all property previously devoted to public service and give date of transfer to Account 121, Nonutility Property.
5. Minor items (5% of the Balance at the End of the Year for Account 121 or $100,000, whichever is less) may be grouped by (1) previously devoted to public service (line 44), or (2) other nonutility property (line 45).

Line No.	Description and Location (a)	Balance at Beginning of Year (b)	Purchases, Sales, Transfers, etc. (c)	Balance at End of Year (d)
1				
2	Keyspan Parcel 40 - Bay Shore			
3	transferred to Acct. 121 in 1975	74,227		74,227
4				
5	Keyspan Parcel 43 - Bay Shore			
6	purchased and booked to Acct. 121			
7	prior to 1947	1		1
8				
9	Keyspan Parcel 308 - Inwood			
10	transferred to Acct.121 in 1979	124,475		124,475
11				
12	Keyspan Parcel 321 - Rockaway Park			
13	transferred to Acct. 121 in			
14	1958, 1959, 1964 and 1975	228,818		228,818
15				
16	Keyspan Parcel 461 - Jamesport Land			
17	Transferred to Acct. 121 in 1989	78,673		78,673
18				
19	Keyspan Parcel 489 - Bayshore			
20	(contaminated land) Purchased 1995			
21	Transferred to Acct. 121 in 1996	825,000		825,000
22				
23				
24				
25				
26				
27	Miscellaneous	(87,394)	8,339	(79,055)
28				
29				
30				
31				
32				
33				
34				
35				
36				
37				
38				
39				
40				
41	Minor Item Previously Devoted to Public Service			
42	Minor Items-Other Nonutility Property			
43	TOTAL	$1,243,800	$8,339	$1,252,139

Name of Respondent	This Report Is:	Date of Report	Year of Report
KeySpan Gas East Corp./D/B/A KeySpan Ene	(1) [X] An Original (2) [ ] A Resubmission	(Mo, Da, Yr) 03/31/2005	12/31/2004

INVESTMENT IN SUBSIDIARY COMPANIES (Account 123.1)

1. Report below investments in Account 123.1, Investment in Subsidiary Companies.
2. Provide a subheading for each company and list thereunder the information called for below. Subtotal by company and give a total in columns (e), (f), (g) and (h).

(a) Investment in Securities - List and describe each security owned. For bonds give also principal amount, date of issue, maturity and interest rate.

(b) Investment Advances - Report separately the amounts of loans or investment advances which are subject to repayment, but which are not subject to current settlement. With respect to each advance show whether the advance is a note or open account. List each note giving date of issuance, maturity date, and specifying whether note is a renewal.

3. Report separately the equity in undistributed subsidiary earnings since acquisition. The total is column(e) should equal the amount entered for Account 418.1.

Line No.	Description of Investment (a)	Date Acquired (b)	Date of Maturity (c)	Amount of Investment at Beginning of Year (d)
1				
2				
3	Boundary Gas Inc.			
4	Investment of $1,297 (3.019% Interest)*	10/6/80		0
5				
	Subtotal			0
6	*Reclassification was made in 2002 from the			
7	Investments in Subsidiary Companies to			
8	Other Investment Account 124			
9				
10				
11				
12				
13				
14				
15				
16				
17				
18				
19				
20				
21				
22				
23				
24				
25				
26				
27				
28				
29				
30				
31				
32				
33				
34				
35				
36				
37				
38				
39				
40				
41				
42	TOTAL Cost of Account 123.1: $0		TOTAL	$0

FERC FORM NO.1 (ED. 12-89)

Name of Respondent The Brooklyn Union Gas Company D/B/A KeySpan Energy Delivery New York	This (1) (2)	Date of Report (Mo., Day, Yr.) March 31, 2005	Year of Report December 31, 2004

SUMMARY OF UTILITY PLANT AND ACCUMULATED PROVISIONS FOR DEPRECIATION, AMORTIZATION AND DEPLETION

Line No.	Item (a)	Total (b)	Electric (c)
1	UTILITY PLANT		
2	In Service		
3	Plant in Service (Classified)	$2,532,572,848	
4	Property Under Capital Leases	0	
5	Plant Purchased or Sold	0	
6	Completed Construction not Classified (Non-Current Gas Stored Underground)	0	
7	Experimental Plant Unclassified	0	
8	TOTAL (Enter Total of lines 3 thru 7)	2,532,572,848	0
9	Leased to Others	0	
10	Held for Future Use	366,554	
11	Construction Work in Progress	12,676,778	
12	Acquisition Adjustments	0	
13	TOTAL Utility Plant (Enter Total of lines 8 thru 12)	2,545,616,180	0
14	Accum. Prov. for Depr., Amort., & Depl.	831,059,123	0
15	Net Utility Plant (Enter Total of line 13 less 14)	1,714,557,057	$0
16	DETAIL OF ACCUMULATED PROVISIONS FOR DEPRECIATION, AMORTIZATION AND DEPLETION		
17	In Service		
18	Depreciation	$755,348,792	
19	Amort. and Dep. of Producing Natural Gas Land and Land Rights	0	
20	Amort. of Underground Storage Land and Land Rights	0	
21	Amort. of Other Utility Plant	75,682,652	
22	TOTAL In Service (Enter Total of lines 18 thru 21)	831,031,444	0
23	Leased to Others		
24	Depreciation	0	
25	Amortization and Depletion	0	
26	TOTAL Leased to Others (Enter Total of lines 24 and 25)	0	0
27	Held for Future Use		
28	Depreciation	27,678	
29	Amortization	0	
30	TOTAL Held for Future Use (Enter Total of lines 28 and 29)	27,678	0
31	Abandonment of Leases (Natural Gas)	0	
32	Amort. of Plant Acquisition Adj.	0	
33	TOTAL Accumulated Provisions (Should agree with line 14 above) (Enter Total of lines 22, 26, 30, 31 and 32)	$831,059,122	0

Name of Respondent	This Report is:	Date of Report	Year of Report
The Brooklyn Union Gas Company D/B/A KeySpan Energy Delivery New York	(1) [X] An Original (2) [ ] A Resubmission	(Mo., Day, Yr.) March 31, 2005	December 31, 2004

SUMMARY OF UTILITY PLANT ACCUMULATED PROVISIONS
FOR DEPRECIATION, AMORTIZATION AND DEPLETION

Gas (d)	Other (Specify) (e)	Other (Specify) (f)	Other (Specify) (g)	Common (h)	Line No.
					1
					2
$2,532,572,849					3
0					4
0					5
0					6
0					7
2,532,572,849	0	0	0	0	8
0					9
366,554					10
12,676,778					11
0					12
2,545,616,181	0	0	0	0	13
831,059,123	0	0	0	0	14
$1,714,557,058	$0	$0	$0	$0	15
					16
					17
$755,348,792					18
0					19
0					20
75,682,652					21
831,031,445	0	0	0	0	22
					23
0					24
0					25
0	0	0	0	0	26
					27
27,678					28
0					29
27,678	0	0	0	0	30
0					31
0					32
831,059,123	$0	$0	$0	$0	33

Name of Respondent	This Report Is:	Date of Report	Year of Report
The Brooklyn Union Gas Company D/B/A KeySpan Energy	(1) [X] An Original (2) [ ] A Resubmission	(Mo, Day, Yr) March 31, 2005	December 31, 2004

CONSTRUCTION WORK IN PROGRESS-GAS (Account 107)

1. Report below descriptions and balances at end of the year for each projects in process, of construction (107). for Electric, Gas and Common, respectively.
2. Show items relating to "research, development, and demonstration" projects last, under a caption Research, Development, and Demonstration (see Account 107 of the Uniform System of Accounts).
3. Minor projects (5% of the Balance End of the Year for Account 107 or $100,000, whichever is less) may be grouped.

Line No.	Description of Each Project for Gas (a)	Construction Work in Progress-Gas (Account 107) (b)
1	LNG PLANT CAP NY	772,875
2	ESCO HEFPA-GAS NY	698,577
3	T100303880 147 ST	647,479
4	T100307258 PENN ST, BROOKLYN	509,848
5	PLANT MODIFICATIONS-KNC	460,248
6	Ntwk Exp-Cmrcl Firm-Cntr CMQ	437,836
7	Ntwk Exp Res-New Dev-Cntr CMB	411,140
8	Ntwk Exp-MultFam Firm-Cntr CMB	408,016
9	T100211687 181 ST, QUEENS	406,854
10	Public Work Non-Reimb-Cntr CMB	398,359
11	IT Telecommunications	384,341
12	Ntwk Exp Res-New Dev-Cntr CMQ	373,308
13	T100002753 ATLANTIC AVE	340,240
14	Replacement of NY CFS	335,239
15	Captl Large Volume Meters GMO	328,029
16	Ntwk Exp Res-New Dev-Cntr CMS	305,799
17	T100252210 STUYVESANT AVE, BRO	297,478
18	Meter/Reg FCA	288,237
19	Captl Domestic Meters GMO	269,178
20	T100409774 259 ST, QUEENS	251,949
21	Public Work Non-Reimb-Cntr CMQ	244,301
22	Ntwk Exp-Gov't Firm-Cntr CMB	239,465
23	Meter/Reg FCF	219,160
24	T100340808 CARY AVE, RICHMOND	216,898
25	T100372699 RICHMOND RD, RICHMO	206,630
26	T100372753 KINGSBRIDGE AVE, RI	194,831
27	Gate Stas IRN	192,489
28	FM046378 Greenpoint - Gas Cont	185,602
29	Wires & Pipes Direct Purchases	172,540
30	BUS TRANS - ENTERPRISE WIDE	164,560
31	Leak-Keysp FMF	162,653
32	T100332881 4 AVE, BROOKLYN	161,887
33	T100319525 LIBERTY AVE, QUEENS	151,647
34	Ntwk Exp-MultF TC-Ctr CMQ	146,602
35	Ntwk Exp-MultFam Firm-Cntr CMQ	146,474
36	FM054164 Gpt-Pave/Stripe/Seal-	142,613
37	FM059649 Staten Island - Repav	142,218
38	T100353562 DRUMGOOLE RD WEST,	134,666
39	WIRES & PIPES - CAPITAL	133,002
40	Ntwk Exp-MultFam Firm-Kysp CMB	126,485
41		
42		
43		

If applicable, see insert page below

Name of Respondent	This Report Is:	Date of Report (Mo, Day, Yr)	Year of Report
The Brooklyn Union Gas Company D/B/A KeySpan Energy Delivery New York	(1) [X] An Original (2) [ ] A Resubmission	March 31, 2005	December 31, 2004

CONSTRUCTION OVERHEADS ELECTRIC, GAS AND COMMON

1. List in column (a) the kinds of overheads according to the titles used by the respondent. Charges for outside professional services for engineering fees and management or supervision fees capitalized should be shown as separate items.

2. On page 218 furnish information concerning construction overheads, for electric, gas and common operations respectively.

3. A respondent should not report "none" to this page if no overhead apportionments are made, but rather should explain on page 218, the accounting procedures employed and the amounts of engineering, supervision and administrative costs, etc., which are directly charged to construction, for electric, gas and common operations respectively.

4. Enter on this page engineering, supervision, administrative, and allowance for funds used during construction, etc., which are first assigned to a blanket work order and then prorated to construction jobs for electric, gas and common operations respectively.

Line No.	Description of Overhead (a)	Total Amount Charged for the Year (b)
1	Gas	
2	Pension/401K Match Burden	$2,881,624
3	Other Post Employment Benefits Opebs Burden	7,759,268
4	Benefits Burden	3,987,969
5	Payroll Taxes Burden	2,340,111
6	Incentive Compensation Burden	1,114,071
7	Paid Absence Burden	2,414,059
8	Vacation Burden	2,190,247
9	Distribution Gas Clearing Burden	(487,197)
10	Customer Service Clearing Burden	(8,619)
11	Gas/Customer Service Burden	30,104
12	T&D Joint Costs	23,482
13	Stores Exp Burden	2,052,554
14	Gainsharing Non Management	443,620
15		
16		
17		
18		
19		$24,741,293
20		
21		
22		
23		
24		
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		
39		
40		
41		
42		
43		
44		
45	Subtotal	$0
46	TOTAL	$24,741,293

Line	CONSTRUCTION WORK IN PROGRESS-ELECTRIC AND GAS (Account 107) (a)	(b)
44		
45		
46		
47		
48		
49		
50		
51		
52		
53		
54		
55		
56		
57		
58		
59		
60		
61		
62		
63		
64		
65		
66		
67		
68		
69		
70		
71		
72		
73		
74		
75		
76		
77		
78		
79		
80		
81		
82		
83		
84		
85		
86	Minor Capital Projects (under $100,000)	$867,027
87		
88		
89		
90		
91		
92		
93		
94		
95		
96	TOTAL	$12,676,778
97		

Name of Respondent	This Report Is:	Date of Report (Mo, Day, Yr)	Year of Report
The Brooklyn Union Gas Company D/B/A KeySpan Energy Delivery New York	(1) [X] An Original (2) [ ] A Resubmission	March 31, 2005	December 31, 2004

NONUTILITY PROPERTY (Account 121)

1. Give a brief description and state the location of nonutility property included in Account 121.
2. Designate with a double asterisk any property which is leased to another company. State name of lessee and whether lessee is an associated company.
3. Furnish particulars (details) concerning sales, purchases, or transfers of Nonutility Property during the year.
4. List separately all property previously devoted to public service and give date of transfer to Account 121, Nonutility Property.
5. Minor items (5% of the Balance at the End of the Year for Account 121 or $100,000, whichever is less) may be grouped by (1) previously devoted to public service (line 44), or (2) other nonutility property (line 45).

Line No.	Description and Location (a)	Balance at Beginning of Year (b)	Purchases, Sales, Transfers, etc. (c)	Balance at End of Year (d)
1	None			$0
2				0
3				0
4				0
5				0
6				0
7				0
8				0
9				0
10				0
11				0
12				0
13				0
14				0
15				0
16				0
17				0
18				0
19				0
20				0
21				0
22				0
23				0
24				0
25				0
26				0
27				0
28				0
29				0
30				0
31				0
32				0
33				0
34				0
35				0
36				0
37				0
38				0
39				0
40				0
41	Minor Item Previously Devoted to Public Service			0
42	Minor Items-Other Nonutility Property			0
43	TOTAL	$0	$0	$0

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
The Brooklyn Union Gas Company D/B/A KeySpan Energy Delivery New York	(1) [X] An Original (2) [ ] A Resubmission	March 31, 2005	December 31, 2004

INVESTMENT IN SUBSIDIARY COMPANIES (Account 123.1)

1. Report below investments in Account 123.1, Investment in Subsidiary Companies.
2. Provide a subheading for each company and list thereunder the information called for below. Subtotal by company and give a total in columns (e), (f), (g) and (h).

(a) Investment in Securities - List and describe each security owned. For bonds give also principal amount, date of issue, maturity and interest rate.

(b) Investment Advances - Report separately the amounts of loans or investment advances which are subject to repayment, but which are not subject to current settlement. With respect to each advance show whether the advance is a note or open account. List each note giving date of issuance, maturity date, and specifying whether note is a renewal.

3. Report separately the equity in undistributed subsidiary earnings since acquisition. The total is column(e) should equal the amount entered for Account 418.1.

Line No.	Description of Investment (a)		Date Acquired (b)	Date of Maturity (c)	Amount of Investment at Beginning of Year (d)
1	Boundary Gas Inc., - Common Stock [1]	(A)	11/5/80		$0
2	North East Transmission Co., Inc. [2]	123B3	1/13/97		44,352,777
3	KeySpan Natural Fuels, LLC [3]	123B1	3/19/97		2,639,015
4					
5					
6					
7	See foot notes on page 224-A				
8					
9					
10					
11					
12					
13					
14					
15					
16					
17					
18					
19					
20					
21					
22					
23	(A) Reclassed to account 1240K				
24					
25					
26					
27					
28					
29					
30					
31					
32					
33					
34					
35					
36					
37					
38					
39					
40					
41					
42	TOTAL Cost of Account 123.1: $	$47,800,031		TOTAL	$46,991,792

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
The Brooklyn Union Gas Company D/B/A KeySpan Energy Delivery New York	(1) [X] An Original (2) [ ] A Resubmission	March 31, 2005	December 31, 2004

INVESTMENT IN SUBSIDIARY COMPANIES (Account 123.1) (Continued)

4. For any securities, notes, or accounts that were pledged, designate such securities, notes, or accounts in a footnote, and state the name of pledgee and purpose of the pledge.
5. If Commission approval was required for any advance made or security acquired, designate such fact in a footnote and give name of Commission, date of authorization, and case or docket number.
6. Report column (f) interest and dividend revenues from investments, including such revenues from securities disposed of during the year.
7. In column (h) report for each investment disposed of during the year, the gain or loss represented by the difference between cost of the investment (or the other amount at which carried in the books of account if difference from cost) and the selling price thereof, not including interest adjustment includible in column (f).
8. Report on Line 42, column (a) the total cost of Account 123.1.

Equity in Subsidiary Earnings for Year (e)	Revenues/ Reclassification for Year (f)	Amount of Investment at End of Year (g)	Gain or Loss from Investment Disposed of (h)	Line No.
		$0		1
6,447,254	(3,000,000)	47,800,031		2
(7,113)	(2,631,902)	0		3
				4
				5
				6
				7
				8
				9
				10
				11
				12
				13
				14
				15
				16
				17
				18
				19
				20
				21
				22
				23
				24
				25
				26
				27
				28
				29
				30
				31
				32
				33
				34
				35
				36
				37
				38
				39
				40
				41
$6,440,141	($5,631,902)	$47,800,031	$0	42

INVESTMENT IN SUBSIDIARY COMPANIES (Account 123.1)

[1] Commission approval on January 12, 1966, Case No. 23817.
[2] Commission approval on December 3, 1986, Case No. 29335.
[3] Commission approval N/A.

SUMMARY OF UTILITY PLANT AND RESERVES FOR DEPRECIATION AND AMORTIZATION

Line No.		Total (b)	Electric (c)	Gas (d)	(e)	(f)	Common (g)
1	**UTILITY PLANT**						
2	In Service:						
3	101 Plant in Service (Classified)	$2,193,358,046		$2,193,358,046			
4	106 Completed Construction not Classified						
5	Total P. 16, 18	$2,193,358,046		$2,193,358,046			
6	104 Leased to Others						
7	105 Held for Future Use	515,704		515,704			
8	107 Construction Work in Progress	10,315,370		10,315,370			
9	Total Utility Plant	$2,204,189,120		$2,204,189,120			
10	**DETAIL OF RESERVES FOR DEPRECIATION AND AMORTIZATION**						
11	In Service:						
12	254 Depreciation P. 34	531,129,232		531,129,232			
13	257 Amortization	54,180,375		54,180,375	*		
14	Total, in Service	$585,309,607		$585,309,607			
15	Leased to Others:						
16	255 Depreciation						
17	258 Amortization						
18	Total, Leased to Others						
19	Held for Future Use:						
20	256 Depreciation						
21	259 Amortization						
22	Total, Held for Future Use						
23	Total Reserves for Depreciation and Amortization	$585,309,607		$585,309,607			

* Includes amortization of acquisition premium of $22,665,437 prior to 2004

UTILITY PLANT - GAS

1. Report below the cost of utility plant in service according to prescribed accounts.
2. Do not include as adjustments, corrections of additions and retirements for the current or the preceding year. Such items should be included in column (c) or (d) as appropriate.
3. Credit adjustments of plant accounts should be enclosed in parentheses to indicate the negative effect of such amounts.
4. Reclassifications or transfers within utility plant accounts should be shown in column (f).

Line No.	Account (a)	Balance Beginning of Year (b)	Additions (c)	Retirements (d)	Adjustments (e)	Transfers (f)	Balance End of Year (g)
1	**1. INTANGIBLE PLANT**						
2	301 Organization	$0	$0	$0	$0	$0	$0
3	303 Miscellaneous Intangible Plant	870,346,560	5,479,055	-	99,807	-	875,925,422
4	Total Intangible Plant	$870,346,560	$ 5,479,055	$ -	$ 99,807	$ -	$875,925,422
5	**2. PRODUCTION PLANT**						
6	Manufactured Gas Production Plant						
7	304 Land and Land Rights	$482,468	-	-	-	-	$482,468
8	305 Structures and Improvements	2,660,185	32,044	-	-	-	$2,692,230
9	306 Boiler Plant Equipment	0	-	-	-	-	0
10	307 Other Power Equipment	589,190	-	-	-	-	589,190
11	310 Water Gas Generating Equipment	0	-	-	-	-	0
12	311 Liquefied Petroleum Gas	0	-	-	-	-	0
	Equipment	4,951,563	-	-	-	-	4,951,563
13	312 Oil Gas Generating Equipment	0	-	-	-	-	0
14	313 Generating Equipment - - Other	0	-	-	-	-	0
	Processes & LNG Equipment	0	-	-	-	-	0
15	315 Catalytic Cracking Equipment	0	-	-	-	-	0
16	316 Other Reforming Equipment	5,026,219		-	-	-	5,026,219
17	317 Purification Equipment	0	-	-	-	-	0
18	318 Residual Refining Equipment	0	-	-	-	-	0
19	319 Gas Mixing Equipment	1,184,589	-	-	-	-	1,184,589
20	320 Other Equipment	1,486,995	303,006	-	-	-	1,790,001
21	Total Manufactured Gas Production Plant	$16,381,209	$ 335,050	$ -	$ -	$ -	$16,716,260
22	**3. STORAGE PLANT**						
23	360 Land and Land Rights	$2,397,883	-	-	-	-	$2,397,883
24	361 Structures and Improvements	4,671,247	162,361	-	-	-	4,833,608
25	362 Gas Holders	8,108,078	-	-	-	-	8,108,078
26	363 Other Equipment	690,080	-	-	-	-	690,080
27	Total Storage Plant	$15,867,288	$162,361	$0	$0	$0	$16,029,649

UTILITY PLANT - GAS (Continued)

Line No.	Account (a)		Balance Beginning of Year (b)	Additions (c)	Retirements (d)	Adjustments (e)	Transfers (f)	Balance End of Year (g)
1	**4. TRANSMISSION AND DISTRIBUTION PLANT**							
2	365.1	Land and Land Rights	$552,924	-	-	10,035.75	-	$562,960
3	365.2	Rights-of-Way	130,157	-	-	-	-	130,157
4	366	Structures and Improvements	6,755,710	19,571.32	-	6,904.21	-	6,782,186
5	367	Mains	595,856,539	49,666,515.50	1,840,933.05	-	-	643,682,121
6	368	Compressor Station Equipment	0	-	-	-	-	0
7	369	Measuring and Regulating Station Equipme	14,240,587	209,865.30	8,990.05	-	-	14,441,463
8	380	Services	420,919,191	52,480,556.83	895,947.88	-	-	472,503,800
9	381	Meters	91,016,297	1,961,546.56	456,524.01	-	-	92,521,320
10	382	Meter Installations	14,514,047	1,905,677.58	-	-	-	16,419,725
11	383	House Regulators	0	-	-	-	-	0
12	386	Other Property on Cust's Prem	999,520	-	-	-	-	999,520
13	387	Other Equipment	8,409,410	662,160.92	-	-	-	9,071,571
14		Total Transmission and Distribution Pla	$1,153,394,384	$106,905,894	$3,202,395	$16,940	$0	$1,257,114,823
15	**5. GENERAL PLANT**							
16	389	Land and Land Rights	$98,777	-	-	-	-	$98,777
17	390	Structures and Improvements	5,890,435	505,570.28	-	112,813.65	-	6,508,819
18	391	Office Furniture and Equipment	12,988,239	4,985,237.39	4,171,277.68	-	-	13,802,199
19	392	Transportation Equipment	54,565	-	-	-	-	54,565
20	393	Stores Equipment	853,315	-	95,356.37	690.41	-	758,649
21	394	Tools, Shop and Garage Equipment	3,411,458	437,521.31	660,845.24	2,502.30	-	3,190,636
22	395	Laboratory Equipment	48,890	-	47,392.02	-	-	1,498
23	396	Power Operated Equipment	168,557		-	-	-	168,557
24	397	Communication Equipment	8,691,788		7,433,516.67	-	-	1,258,271
25	398	Miscellaneous Equipment	1,734,103	57,358.25	61,540.17	-	-	1,729,921
26	399	Other Tangible Property	0	-	-	-	-	0
27		Total General Plant	$33,940,127	$5,985,687	$12,469,928	$116,006	$0	$27,571,893
28		Total Gas Plant in Service	$2,089,929,567	$118,868,047	$15,672,323	$232,753	$0	$2,193,358,046
29	104	Utility Plant Leased to Others	$0	-	-	-	-	$0
30	105	Property Held for Future Use	434,406	-	-	81,298	0	515,704
31	107	Construction Work in Progress	**25,846,533**	103,336,885	-	(118,868,047)	0	10,315,370
32		Total Utility Plant - - Gas	$2,116,210,506	$222,204,932	$15,672,323	($118,553,996)	$0	$2,204,189,120

Note: Completed Construction Not Classified, Acct 106, shall be classified in this schedule according to prescribed accounts, on an estimated basis if necessary, and the entries included in column (c). Also to be included in column (c) are entries for reversals of tentative distributions of prior year reported in column (c). Likewise, if the respondent has a significant amount of plant retirements which have not been classified to primary accounts at the end of the year, a tentative distribution of such retirements, on an estimated basis with appropriate contra entry to the Depreciation Reserve Account, shall be included in column (d). Include also in column (d) reversals of tentative distributions of prior year of unclassified retirements. Attach an insert page showing the account distributions of these tentative classifications in column (c) and (d) including the reversals of the prior years tentative account distributions and the texts of Accounts 101 and 106 will avoid serious omissions of the reported amount of respondent's plant actually in service at end of year.

NONUTILITY PROPERTY (Account 121)

Give particulars of all investments of the respondent in physical property not devoted to utility operations.

Description of Location (a)	Book Value at End of Year (b)	Revenue for the year (c)	Expense for the year (d)	Net Revenue for Year (e)
Land - 97,120 Sq. Feet off Broad St., Danvers	50,701	0	6,932	(6,932)
Land - 18,080 Sq. Feet Endicott St., Danvers	1,647	0	837	(837)
Land - 36,282 Sq. Feet off Railroad St., Revere	12,750	0	1,614	(1,614)
Land - 2,790 Sq. Feet Shaw St., Braintree	337	0	97	(97)
Land - 2,614 Sq. Feet Main St., Leominster	206	0	41	(41)
Land - 145,673 Sq. Feet Robin & Rover Sts., Everett	98,866	202,507	23,001	179,506
Land - 9,550 Sq. Feet Pleasant St., Clinton	645	0	472	(472)
Land - 780 Sq. Feet Grove St., Arlington	2,000	0	240	(240)
Land - 30,202 Sq. Feet River St., Beverly	2,671	0	4,101	(4,101)
Land - 14,990 Sq. Feet River St., Beverly	1,322	0	1,996	(1,996)
TOTALS	$171,145	$202,507	$39,331	$163,176

INVESTMENTS (Accounts 123, 124, 136)

Give particulars of investments in stocks, bonds, notes, etc., held by the respondent at end of year.
Provide a subheading for each account and list thereunder the information called for.

Line No.	Description of Security Held by Respondent (a)	Amount (b)
1	Account 124 - Investment in Boundary Gas Inc.	$339
2	per D.P.U. #282	
3		
4		
5		
6		
7		
8		
9		
10		
11		
12		
13		
14		
15		
16		
17		
18		
19		
20		
21		
22		
23		
24		
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		
39		
40		
41		
42		
43		
44	TOTAL	$339

SUMMARY OF UTILITY PLANT AND RESERVES FOR DEPRECIATION AND AMORTIZATION

Line No.		Total (b)	Electric (c)	Gas (d)	(e)	(f)	Common (g)
1	**UTILITY PLANT**						
2	In Service:						
3	101 Plant in Service (Classified)	$244,865,316		$244,865,316			
4	106 Completed Construction not Classified						
5	Total P. 16, 18	$244,865,316		$244,865,316			
6	104 Leased to Others						
7	105 Held for Future Use	0		0			
8	107 Construction Work in Progress	1,755,309		1,755,309			
9	Total Utility Plant	$246,620,626		$246,620,626			
10	**DETAIL OF RESERVES FOR DEPRECIATION AND AMORTIZATION**						
11	In Service:						
12	254 Depreciation P. 34	50,053,713		50,053,713			
13	257 Amortization	3,038,711		3,038,711	**		
14	Total, in Service	$53,092,424		$53,092,424			
15	Leased to Others:						
16	255 Depreciation						
17	258 Amortization						
18	Total, Leased to Others						
19	Held for Future Use:						
20	256 Depreciation						
21	259 Amortization						
22	Total, Held for Future Use						
23	Total Reserves for Depreciation and Amortization	$53,092,424		$53,092,424			

** Includes $3,029,478 of amortization of acquisition premium prior to 2004

UTILITY PLANT - GAS

1. Report below the cost of utility plant in service according to prescribed accounts.
2. Do not include as adjustments, corrections of additions and retirements for the current or the preceding year. Such items should be included in column (c) or (d) as appropriate.
3. Credit adjustments of plant accounts should be enclosed in parentheses to indicate the negative effect of such amounts.
4. Reclassifications or transfers within utility plant accounts should be shown in column (f).

Line No.	Account (a)	Balance Beginning of Year (b)	Additions (c)	Retirements (d)	Adjustments (e)	Transfers (f)	Balance End of Year (g)
1	**1. INTANGIBLE PLANT**						
2	301 Organization	$0	$0	$0	$0	$0	$0
3	303 Miscellaneous Intangible Plant	109,172,804	0	0		0	109,172,804
4	Total Intangible Plant	$109,172,804	$0	$0	$0	$0	$109,172,804
5	**2. PRODUCTION PLANT**						
6	Manufactured Gas Production Plant						
7	304 Land and Land Rights	$136,359	$0	$0	$0	$0	$136,359
8	305 Structures and Improvements	1,245,892	0	0	0	0	1,245,892
9	306 Boiler Plant Equipment	0	0	0	0	0	0
10	307 Other Power Equipment	36,018	0	0	0	0	36,018
11	310 Water Gas Generating Equipment	0	0	0	0	0	0
12	311 Liquefied Petroleum Gas	3,207,412	0	0	0	0	3,207,412
	Equipment	0	0	0	0	0	0
13	312 Oil Gas Generating Equipment	0	0	0	0	0	0
14	313 Generating Equipment - - Other	0	0	0	0	0	0
	Processes & LNG Equipment	0	0	0	0	0	0
15	315 Catalytic Cracking Equipment	0	0	0	0	0	0
16	316 Other Reforming Equipment	0	0	0	0	0	0
17	317 Purification Equipment	0	0	0	0	0	0
18	318 Residual Refining Equipment	0	0	0	0	0	0
19	319 Gas Mixing Equipment	55,588	0	0	0	0	55,588
20	320 Other Equipment	2,400,511	4,349	0	0	0	2,404,860
21	Total Manufactured Gas Production Plant	$7,081,780	$4,349	$0	$0	$0	$7,086,129
22	**3. STORAGE PLANT**						
23	360 Land and Land Rights	$0	$0	$0	$0	$0	$0
24	361 Structures and Improvements	29,896		0	0	0	29,896
25	362 Gas Holders	0	0	0	0	0	0
26	363 Other Equipment	0	0	0	0	0	0
27	Total Storage Plant	$29,896	$0	$0	$0	$0	$29,896

UTILITY PLANT - GAS (Continued)

Line No.		Account (a)	Balance Beginning of Year (b)	Additions (c)	Retirements (d)	Adjustments (e)	Transfers (f)	Balance End of Year (g)
1		**4. TRANSMISSION AND DISTRIBUTION PLANT**						
2	365.1	Land and Land Rights	$78,284	$0	$0	$0	$0	$78,284
3	365.2	Rights-of-Way	7,343	10,000	-	0	0	17,343
4	366	Structures and Improvements	81,451	-	-	0	0	81,451
5	367	Mains	64,236,617	1,466,417	285,247	0	0	65,417,787
6	368	Compressor Station Equipment	0	-	-	0	0	0
7	369	Measuring and Regulating Station Equipme	2,811,799	85,320	-	0	0	2,897,119
8	380	Services	42,642,792	1,805,141	263,272	0	0	44,184,661
9	381	Meters	7,032,262	200,360	149,799	0	0	7,082,823
10	382	Meter Installations	5,918,925	81,695	-	0	0	6,000,620
11	383	House Regulators	461,014				0	461,014
12	386	Other Property on Cust's Prem	0			0	0	0
13	387	Other Equipment	1,154,588			0	0	1,154,588
14		Total Transmission and Distribution Pla	$124,425,075	$3,648,933	$698,318	$0	$0	$127,375,690
15		**5. GENERAL PLANT**						
16	389	Land and Land Rights	$29,297	$0	$0	$0	$0	$29,297
17	390	Structures and Improvements	41,992	0	0	0	0	41,992
18	391	Office Furniture and Equipment	831,034	2,331	54,542	0	0	778,823
19	392	Transportation Equipment	9,750	-	-		0	9,750
20	393	Stores Equipment	16,544	-	1,842	0	0	14,702
21	394	Tools, Shop and Garage Equipment	136,216	-	12,316	0	0	123,900
22	395	Laboratory Equipment	0	-	-	0	0	0
23	396	Power Operated Equipment	70,468	-	-	0	0	70,468
24	397	Communication Equipment	69,846	-	-	0	0	69,846
25	398	Miscellaneous Equipment	60,399	1,620	-	0	0	62,019
26	399	Other Tangible Property	0	0	0	0	0	0
27		Total General Plant	$1,265,545	$3,951	$68,700	$0	$0	$1,200,797
28		Total Gas Plant in Service	$241,975,100	$3,657,233	$767,018	$0	$0	$244,865,316
29	104	Utility Plant Leased to Others	$0	$0	$0	$0	$0	$0
30	105	Property Held for Future Use	0	0	0	0	0	0
31	107	Construction Work in Progress	755,812	4,656,731	-	(3,657,233)		1,755,309
32		Total Utility Plant - - Gas	$242,730,912	$8,313,964	$767,018	($3,657,233)	$0	$246,620,626

Note: Completed Construction Not Classified, Acct. 106, shall be classified in this schedule according to prescribed accounts, on an estimated basis if necessary, and the entries included in column (c). Also to be included in column (c) are entries for reversals of tentative distributions of prior year reported in column (c). Likewise, if the respondent has a significant amount of plant retirements which have not been classified to primary accounts at the end of the year, a tentative distribution of such retirements, on an estimated basis with appropriate contra entry to the Depreciation Reserve Account, shall be included in column (d). Include also in column (d) reversals of tentative distributions of prior year of unclassified retirements. Attach an insert page showing the account distributions of these tentative classifications in column (c) and (d) including the reversals of the prior years tentative account distributions and the texts of Accounts 101 and 106 will avoid serious omissions of the reported amount of respondent's plant actually in service at end of year.

NONUTILITY PROPERTY (Account 121)

Give particulars of all investments of the respondent in physical property not devoted to utility operations.

Line No.	Description of Location (a)	Book Value at End of Year (b)	Revenue for the year (c)	Expense for the year (d)	Net Revenue for Year (e)
1					
2					
3					
4					
5					
6					
7	NONE				
8					
9					
10					
11					
12					
13					
14					
15					
16					
17					
18					
19					
20					
21					
22					
23					
24					
25					
26					
27					
28					
29					
30					
31					
32					
33					
34					
35					
36					
37					
38					
39					
40					
41					
42					
43					
44					
45					
46					
47	TOTALS	$0	$0	$0	$0

INVESTMENTS (Accounts 123, 124, 136)

Give particulars of investments in stocks, bonds, notes, etc., held by the respondent at end of year.
Provide a subheading for each account and list thereunder the information called for.

Line No.	Description of Security Held by Respondent (a)	Amount (b)
1	Other investments: (124)	
2		
3	Deposit	$250
4	Stock - Boundary Gas , Inc.	174
5		
6	Total	$424
7		
8		
9		
10		
11		
12		
13		
14		
15		
16		
17		
18		
19		
20		
21		
22		
23		
24		
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		
39		
40		
41		
42		
43		
44		
45		
46		
47		
48		
49		
50	TOTAL	$424

SUMMARY OF UTILITY PLANT AND RESERVES FOR DEPRECIATION AND AMORTIZATION

Line No.		Total (b)	Electric (c)	Gas (d)	(e)	(f)	Common (g)
1	**UTILITY PLANT**						
2	In Service:						
3	101 Plant in Service (Classified)	$866,327,443		$866,327,443			
4	106 Completed Construction not Classified						
5	Total P. 16, 18	$866,327,443		$866,327,443			
6	104 Leased to Others						
7	105 Held for Future Use	0		0			
8	107 Construction Work in Progress	9,583,632		9,583,632			
9	Total Utility Plant	$875,911,075		$875,911,075			
10	**DETAIL OF RESERVES FOR DEPRECIATION AND AMORTIZATION**						
11	In Service:						
12	254 Depreciation P. 34	171,433,625		171,433,625			
13	257 Amortization	13,633,819		13,633,819	**		
14	Total, in Service	$185,067,443		$185,067,443			
15	Leased to Others:						
16	255 Depreciation						
17	258 Amortization						
18	Total, Leased to Others						
19	Held for Future Use:						
20	256 Depreciation						
21	259 Amortization						
22	Total, Held for Future Use						
23	Total Reserves for Depreciation and Amortization	$185,067,443		$185,067,443			

** Includes amortization of acquisition premium of $10,921,870 prior to 2004

UTILITY PLANT - GAS

1. Report below the cost of utility plant in service according to prescribed accounts.
2. Do not include as adjustments, corrections of additions and retirements for the current or the preceding year. Such items should be included in column (c) or (d) as appropriate.
3. Credit adjustments of plant accounts should be enclosed in parentheses to indicate the negative effect of such amounts.
4. Reclassifications or transfers within utility plant accounts should be shown in column (f).

Line No.	Account (a)	Balance Beginning of Year (b)	Additions (c)	Retirements (d)	Adjustments (e)	Transfers (f)	Balance End of Year (g)
1	**1. INTANGIBLE PLANT**						
2	301 Organization	$0	$0	$0	$0	$0	$0
3	303 Miscellaneous Intangible Plant	397,029,303	1,265,381	0	0	0	398,294,684
4	Total Intangible Plant	$397,029,303	$1,265,381	$0	$0	$0	$398,294,684
5	**2. PRODUCTION PLANT**						
6	Manufactured Gas Production Plant						
7	304 Land and Land Rights	$483,142	$0	$0	$0	$0	$483,142
8	305 Structures and Improvements	7,410,104	314,961		0	0	7,725,065
9	306 Boiler Plant Equipment	152,030	-		0	0	152,030
10	307 Other Power Equipment	880,125	-		0	0	880,125
11	310 Water Gas Generating Equipment	0	-		0	0	0
12	311 Liquefied Petroleum Gas	0	-		0	0	0
	Equipment	2,886,165	66,432		0	0	2,952,597
13	312 Oil Gas Generating Equipment	0	-		0	0	0
14	313 Generating Equipment - - Other Processes & LNG Equipment	4,984,837	77,280		0	0	5,062,117
15	315 Catalytic Cracking Equipment	0	-		0	0	0
16	316 Other Reforming Equipment	0	-		0	0	0
17	317 Purification Equipment	0	-		0	0	0
18	318 Residual Refining Equipment	0	-		0	0	0
19	319 Gas Mixing Equipment	0	-		0	0	0
20	320 Other Equipment	2,886,075	83,379		0	0	2,969,454
21	Total Manufactured Gas Production Plant	$19,682,478	$542,052	$0	$0	$0	$20,224,530
22	**3. STORAGE PLANT**						
23	360 Land and Land Rights	$0	$0	$0	$0	$0	$0
24	361 Structures and Improvements	98,775	0	0	0	0	98,775
25	362 Gas Holders	0	0	0	0	0	0
26	363 Other Equipment	26,344	0	0	0	0	26,344
27	Total Storage Plant	$125,119	$0	$0	$0	$0	$125,119

Annual Report of ....Colonial Gas Company.......................................Year ended December 31, 2004

UTILITY PLANT - GAS (Continued)

Line No.	Account (a)	Balance Beginning of Year (b)	Additions (c)	Retirements (d)	Adjustments (e)	Transfers (f)	Balance End of Year (g)
1	**4. TRANSMISSION AND DISTRIBUTION PLANT**						
2	365.1 Land and Land Rights	$179,067	$0	$0	$0	$0	$179,067
3	365.2 Rights-of-Way	5,215	0	0	0	0	5,215
4	366 Structures and Improvements	3,798,611	33,009	-	0	0	3,831,620
5	367 Mains	211,407,799	7,730,301	454,349	0	0	218,683,752
6	368 Compressor Station Equipment	0	-	-	0	0	0
7	369 Measuring and Regulating Station Equipment	6,491,511	61,501	2,365	0	0	6,550,647
8	380 Services	147,752,925	8,879,349	860,829	0	0	155,771,445
9	381 Meters	29,589,144	1,196,384	198,508	0	0	30,587,020
10	382 Meter Installations	15,351,245	556,062	0	0	0	15,907,307
11	383 House Regulators	0	-	-	0	0	0
12	386 Other Property on Cust's Prem	0	-	-	0	0	0
13	387 Other Equipment	579,358	38,053	-	0	0	617,411
14	Total Transmission and Distribution Plant	$415,154,875	$18,494,659	$1,516,051	$0	$0	$432,133,483
15	**5. GENERAL PLANT**						
16	389 Land and Land Rights	($23,830)	-	-	150,500	$0	$126,670
17	390 Structures and Improvements	2,174,744	116,872	-	1,683,681	0	3,975,297
18	391 Office Furniture and Equipment	6,198,790	991,069	862,718	-	0	6,327,140
19	392 Transportation Equipment	355,004	-	-	-	0	355,004
20	393 Stores Equipment	48,950	-	11,792	-	0	37,158
21	394 Tools, Shop and Garage Equipment	2,951,491	-	11,958	1,216	0	2,940,749
22	395 Laboratory Equipment	11,446	-	709	-	0	10,737
23	396 Power Operated Equipment	0	-	-	-	0	0
24	397 Communication Equipment	499,657	-	264,202	-	0	235,455
25	398 Miscellaneous Equipment	1,853,447	2,079	314,109	-	0	1,541,417
26	399 Other Tangible Property	0				0	0
27	Total General Plant	$14,069,699	$1,110,020	$1,465,488	$1,835,397	$0	$15,549,628
28	Total Gas Plant in Service	$846,061,474	$21,412,112	$2,981,539	$1,835,397	$0	$866,327,443
29	104 Utility Plant Leased to Others	$0	$0	$0	$0	$0	$0
30	105 Property Held for Future Use	0	0	0	0	0	0
31	107 Construction Work in Progress	9,621,173	21,374,570	-	(21,412,112)	0	9,583,632
32	Total Utility Plant - - Gas	$855,682,647	$42,786,682	$2,981,539	($19,576,715)	$0	$875,911,075

Note: Completed Construction Not Classified, Acct. 106, shall be classified in this schedule according to prescribed accounts, on an estimated basis if necessary, and the entries included in column (c). Also to be included in column (c) are entries for reversals of tentative distributions of prior year reported in column (c). Likewise, if the respondent has a significant amount of plant retirements which have not been classified to primary accounts at the end of the year, a tentative distribution of such retirements, on an estimated basis with appropriate contra entry to the Depreciation Reserve Account, shall be included in column (d). Include also in column (d) reversals of tentative distributions of prior year of unclassified retirements. Attach an insert page showing the account distributions of these tentative classifications in column (c) and (d) including the reversals of the prior years tentative account distributions and the texts of Accounts 101 and 106 will avoid serious omissions of the reported amount of respondent's plant actually in service at end of year.

NONUTILITY PROPERTY (Account 121)

Give particulars of all investments of the respondent in physical property not devoted to utility operations.

Line No.	Description of Location (a)	Book Value at End of Year (b)	Revenue for the year (c)	Expense for the year (d)	Net Revenue for Year (e)
1					
2					
3					
4					
5			NONE		
6					
7					
8					
9					
10					
11					
12					
13					
14					
15					
16					
17					
18					
19					
20					
21					
22					
23					
24					
25					
26					
27					
28					
29					
30					
31					
32					
33					
34					
35					
36					
37					
38					
39					
40					
41					
42					
43					
44					
45	TOTALS	$0	$0	$0	$0

INVESTMENTS (Accounts 123, 124, 136)

Give particulars of investments in stocks, bonds, notes, etc., held by the respondent at end of year.
Provide a subheading for each account and list thereunder the information called for.

Line No.	Description of Security Held by Respondent (a)	Amount (b)
1		
2		
3	Other Investments: (124)	
4	Mass Business Development Corp. (374 Common Shares at $10/share)	3,740.00
5		
6	Funds held by bond trustee	-
7		
8		
9		
10		
11		
12		
13		
14		
15		
16		
17		
18		
19		
20		
21		
22		
23		
24		
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		
39		
40		
41		
42		
43		
44	TOTAL	$3,740

TABLE 11 — FIXED CAPITAL--GAS — 102

Given to Gerry 2/24/05

	Account number	Title of Account	Balance at beg of yr 01/01/2004	Additions during year	Retirements during year	Adjustments during year	Balance at end of yr 12/31/2004
		Intangible Property					
1.	1301	Organization	0	0	0		0
2.	1302	Franchises and Consents	0			0	0
3.	1303	Miscellaneous Intangible Property	0	0	0		0
4.	1304	Fixed Capital Adjustment	0				0
5.	**1300**	**Total Intangible Property**	**0**	**0**	**0**	**0**	**0**
		Land					
6.	1307.1	Production Plant Land	394,088	0	0	0	394,088
7.	1307.6	Distribution System Land	197,764	0	0	0	197,764
8.	1307.7	General and Miscellaneous Land	16,550	0	0	0	16,550
9.	1307.8	Land for Future Development					
10.	**1307**	**Total Land**	**608,402**	**0**	**0**	**0**	**608,402**
		Structures					
11.	1308.1	Production Plant Structures	1,081,372	47,423	0	(22,367)	1,106,428
12.	1308.6	Distribution System Structures	521,380	583	0	22,368	544,331
13.	1308.7	General and Miscellaneous Structures	1,458,814	9,397	0		1,468,211
14.	**1308**	**Total Structures**	**3,061,566**	**57,403**	**0**	**1**	**3,118,970**
		Production Equipment					
15.	1315	Power Plant Equipment	0				0
16.	1317	Coal Gas Generating Equipment					
17.	1320	Water Gas Generating Equipment					
18.	1321	Other Gas Generating Equipment	0				0
19.	1328	Purification Equipment					
20.	1330	Other Production Equipment	8,710,915	31,229	0		8,742,144
21.	**1315**	**Total Production Equipment**	**8,710,915**	**31,229**	**0**	**0**	**8,742,144**
		Distribution Equipment					
22.	1356	Mains	116,503,764	6,734,097	(318,070)	0	122,919,791
23.	1358	Pumping and Regulating Equipment	2,253,938	177,872	0		2,431,810
24.	1359	Services	66,715,050	5,847,115	(269,950)	0	72,292,215
25.	1360	Customers' Meters and Installations	19,731,738	684,618	(70,043)		20,346,313
26.	1361	Misc. Property on Customers' Prem.	0	0	0		0
27.	1363	Street Lighting Equipment					
28.	**1350**	**Total Distribution Equipment**	**205,204,490**	**13,443,702**	**(658,063)**	**0**	**217,990,129**
		General Equipment					
29.	1372.1	Office Equipment	771,352	0	(595,365)		175,987
30.	1372.2	Merchandising Equipment	0	0	0		0
31.	1373	Transportation Equipment	1,040,062	0	0		1,040,062
32.	1374	Stores Equipment	103,568	0	(59,859)		43,709
33.	1375	Shop Equipment	0	0	0		0
34.	1376	Laboratory Equipment	934,393	0	(450,347)		484,046
35.	1377	General Tools and Implements	1,200,889	5,716	(495,370)		711,235
36.	1378	Communications Equipment	335,618	0	(202,033)		133,585
37.	1379	Miscellaneous General Equipment	495,286	7,775	(384,325)		118,736
38.		Computer Hardware/Software	5,225,646	1,099,167	(72,717)		6,252,096
39.	**1370**	**Total General Equipment**	**10,106,814**	**1,112,658**	**(2,260,016)**	**0**	**8,959,456**
		Total Plant	**227,692,187**	**14,644,992**	**(2,918,079)**	**1**	**239,419,101**
40.	1395	Unfinished Construction	3,813,755	15,109,406	0	(14,644,978)	4,278,183
41.		Leased Equipment	0				0
42.		Leasehold Improvements	0	55,175	0	0	55,175
		Total Fixed Capital--Gas	**231,505,942**	**29,809,573**	**(2,918,079)**	**(14,644,977)**	**243,752,459**

TABLE 12 NON-OPERATING PROPERTY Account 110

		Balance	
		Beginning of Year 01/01/2004	End of Year 12/31/2004
1.	3.11 acres of all land on Sewal Falls Rd. purchased to be used as substation for		
2.	supplemental gas supply	665	665
3.			
4.	Land & building on Broken Bridge Rd., known as the "Garland Property" purchased for		
5.	future location of new public highway between Broken Bridge Rd. & Route 3.	13,000	13,000
6.			
7.	Property at Gas Street, Concord, NH	133,284	133,284
8.			
9.			
10.	**Totals**	**146,949**	**146,949**

TABLE 13 PROPERTY ABANDONED Account 141

	Description	Date of abandonment	Balance at beginning of year	Debits during year	Credits during year	Balance at end of year
11.	None					
12.						
13.						
14.						
15.						
16.						
17.						
18.						
19.						
20.	**Totals**					

TABLE 14 LAND FOR FUTURE DEVELOPMENT Account 307.8

	Description and use for which held	Date acquired	Balance at beginning of year	Debits during year	Credits during year	Balance at end of year
21.	None					
22.						
23.						
24.						
25.						
26.						
27.						
28.						
29.						
30.	**Totals**					

TABLE 15 **INVESTMENTS IN AFFILIATES** **105**
Account 111

	Name of Issuing Company	Description of Investment	Par or face value	Div. or interest rate	Date of issue	Maturity date	Cost to respondent	Book value at end of year
1.	None							
2.								
3.								
4.								
5.								
6.								
7.								
8.								
9.								
10.								
11.								
12.		Totals						

TABLE 16 **MISCELLANEOUS INVESTMENTS**
Account 112

	Name of Issuing Company	Description of Investment	Par or face value	Div. or interest rate	Date of issue	Maturity date	Cost to respondent	Book value at end of year
13.	Alberta NE GAS	Common Stock			09/25/1986		9	9
14.	Boundary Gas	Common Stock	100		10/80		173	173
15.	Zero Stage Cap V						1	1
16.								
17.								
18.								
19.								
20.								
21.								
22.								
23.								
24.		Totals					183	183